Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Board of Directors minutes
2.	Shareholders’ Meeting Manual
3.	Remote voting form – Extraordinary Shareholders’ Meeting
4.	Remote voting form – Annual General Shareholders’ Meeting

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

March 11, 2019, at 2:30 pm, at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, n. 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, including participation by phone.

Deliberações:

1. Pursuant to Article 28, item “i” of the Company’s Bylaws, the members of the Board of Directors discussed and determined the composition of the slate, to be proposed by this body, slate that will be competing in the election of the members of the Board of Directors to be held at the next annual shareholders’ meeting of the Company. The slate indicated by this Board will be composed of:

Alexandre Gonçalves Silva

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro Monteiro de Carvalho Collor de Mello

Jorge Marques de Toledo Camargo

José Galló

José Mauricio Pereira Coelho

Lucio de Castro Andrade Filho

Nildemar Secches

Pedro Wongtschowski

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., March 11, 2019)

2. Pursuant to Article 20, paragraph 2 of the Company’s Bylaws, the Board of Directors authorizes the Company’s Board of Executive Officers to disclose the slate indicated hereby, providing all the documents required by the applicable law and by the Bylaws.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Shareholders’ Meeting Manual

Annual and General Extraordinary

Shareholders’ Meeting

of April 10, 2019

3	Message from the Management

4	Call notice

9	Additional procedures

10	Management Proposal for matters to be discussed in the Extraordinary and Annual General Shareholders’ Meeting, including:

Exhibit I— Report on the source and rational for the proposed amendments to the bylaws of Ultrapar Participações S.A.

Exhibit II—Financial statements referring to the fiscal year ended on December 31, 2018, including (i) the Management Report of the fiscal year ended on December 31, 2018; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council

Exhibit III—Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form

Exhibit IV—Allocation of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09

Exhibit V— Information about the candidates for members of the Board of Directors and the Fiscal Council indicated or supported by the management, under the terms of items 12.5 to 12.10 of the Reference Form

Exhibit VI—Management and Fiscal Council compensation proposal

Exhibit VII—Information about the management compensation, under the terms of item 13 of the Reference Form

Glossary of the terms used in items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document

257	Model for power of attorney

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Annual General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 11, 2019, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice, to be published in the newspapers Valor Econômico and in Diário Oficial do Estado de São Paulo on March 12, 13 and 14, 2019, also available at the Company’s website (ri.ultra.com.br).

The preparation of this Shareholders’ Meeting Manual (the “Manual”) is aligned with the Company’s philosophy towards the continuous improvement of its corporate governance practices, including the quality and convenience of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification by e-mail Invest@ultra.com.br or telephone +55 (11) 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions. Holders of ADR will be represented as specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

We count on your presence.

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Call Notice

EXTRAORDINARY AND ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend the Extraordinary and the Annual General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or “Company”), to be held on April 10, 2019, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Shareholders’ Meeting”), to pass on the following matters:

In the Extraordinary General Meeting:

1.	To decide on the following amendments to the Company’s Bylaws as described in the Management Proposal disclosed to the market on this date:

(a)	adaptation of the statutory provisions pursuant to the New Market Regulation, effective since January 02, 2018;

(b)	modification of the maximum number of members of the Board of Directors;

(c)	modification of the duties of the management bodies for the purpose of optimizing the Company’s decision-making and governance procedures;

(d)	creation of a strategy committee of the Board of Directors and the standardization of the provisions common to all the statutory committees of the Board of Directors; and

(e)

simplify the wording of statutory provisions through the elimination of content replicated from the legislation and regulations in effect or through adjusting the Bylaws to the legal text, as well as formal adjustments of renumbering and cross references, when applicable.

2.

To approve the stock split of the common shares issued by the Company at the ratio of one existing share for 2 (two) shares of the same class and type and the consequent amendment of the Article 5 and Article 6 of the Bylaws, in order to reflect the new number of the shares in which the capital stock is divided, and the new authorized capital stock of the Company; and

3.	To approve the consolidation of the Bylaws in order to reflect the amendments proposed in the foregoing items.

In Annual General Meeting:

1.

The examination and approval of the Management report and accounts as well as the financial statements for the fiscal year ended on December 31, 2018 in addition to the report of the Independent Auditors and the opinion of the Fiscal Council;

2.	To approve the allocation of net income for the fiscal year ended December 31, 2018;

3.	To approve the number of members to be elected to the Board of Directors;

4.	To approve the election of the members of the Board of Directors;

5.	To approve the setting of Management compensation;

6.

To approve the election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Article 161 to Law 6.404/76 and CVM Instruction 324/00; and

7.	Considering the item above, to approve the compensation of the Fiscal Council for fiscal year 2019.

Election of the members of the Board of Directors—Procedure to request the adoption of cumulative vote

The minimum percentage of voting capital necessary for requesting the adoption of cumulative vote for the election of members of the Board of Directors is 5% (five percent) of the voting shares, according to CVM Instruction 165/91, amended by CVM Instruction 282/98.

Pursuant article 21 of the Company’s Bylaws and article 141, paragraph 1 of the Brazilian Corporate Law, such option shall be exercised by shareholders up to 48 (forty eight) hours prior to the Shareholders’ Meeting.

Attendance at the Shareholders’ Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Shareholders’ Meeting in person or represented by proxies, upon the fulfilment of the requirements for attendance provided for in article 12 of the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

The status of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

The Company will adopt for this Shareholders’ Meeting the remote voting system in accordance with CVM Instruction 481/09, allowing its shareholders to send, through their respective custodian institution or bookkeeping institution or directly to the Company, a Remote Voting Form for the Extraordinary General Meeting and a Remote Voting Form for the Annual General Meeting, as provided by the Company together with other documents to be discussed at the Shareholders’ Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Shareholders’ Meeting Manual. The remote voting forms sent by the shareholders on the first call of the Extraordinary and the Annual General Meeting shall be considered valid for the second call, pursuant to art. 21-X, sole paragraph, of CVM Instruction 481/09.

Holders of ADRs will be represented at the Shareholders Meeting by the custodian of underlying shares of the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”). The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•

Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate acts granting power of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate acts of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of April 8, 2019.

Availability of Documents and Information

In accordance with Ultrapar’s Bylaws and with article 6 of CVM Instruction 481/09, the documents and information regarding the matters to be voted upon, as well as the Shareholders’ Meeting Manual, the Remote Voting Forms for the Extraordinary General Meeting and for the Annual General Meeting, and other relevant information and documents to the exercise of voting rights in the Extraordinary General Meeting and the Annual General Meeting, were filed with the CVM and are available in CVM website (www.cvm.gov.br), in the Company’s headquarters, in the B3 – Brasil, Bolsa, Balcão website (www.b3.com.br) and in the Company’s website (ri.ultra.com.br).

São Paulo, March 11, 2019.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of April 8, 2019.

Remote Voting Forms

The remote voting forms of the Extraordinary Shareholders’ Meeting and of the Annual General Meeting and other supporting documents shall be filed at the Company within 7 days from the Annual General Meeting and Extraordinary Shareholders’ Meeting date, that is, until April 4, 2019.

MANAGEMENT PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents the Management Proposal to the Shareholders with respect to the matters to be decided in the Extraordinary and Annual General Meeting to be held on April 10, 2019 at 2:00 p.m.:

1)	Extraordinary General Meeting:

1.1) To decide on the following amendments to the Company’s Bylaws as described herein

We propose to approve the modifications in Ultrapar’s Bylaws as described in the following items:

(i)	adaptation of the statutory provisions pursuant to the New Market Regulation, effective since January 02, 2018;
(ii)	modification to the maximum number of members of the Board of Directors;
(iii)	modification of the duties of the management bodies for the purpose of optimizing the Company’s decision-making and governance procedures;
(iv)	creation of a strategy committee of the Board of Directors and the standardization of the provisions common to all the statutory committees of the Board of Directors; and
(v)

simplify the wording of statutory provisions through the elimination of content replicated from the legislation and regulations in effect or through adjusting the Bylaws to the legal text, as well as formal adjustments of renumbering and cross references, when applicable.

The information related to this item and the justifications for these amendments are available in the comparative table of the Bylaws in Exhibit I of this Proposal, pursuant to CVM Instruction 481/09.

1.2) To approve the stock split of the common shares issued by the Company at the ratio of one existing share for 2 (two) shares of the same class and type and the consequent amendment of the Article 5 and Article 6 of the Bylaws

We propose that the stock split of the common shares issued by Ultrapar is approved, in order to approve that each share issued by the Company represents 2 (two) shares of the same type and class. The stock split shall not imply any change in the capital stock, therefore being no alteration in the financial amount and shareholder participation in the Company’s capital stock.

Should the stock split be approved, the capital stock of the Company shall henceforth be divided into 1,112,810,192 (one billion, one hundred and twelve million, eight hundred and ten thousand, one hundred and ninety-two) shares, all of them nominative with no par value.

In addition to the information already disclosed in the Material Notice published by the Company on February 20, 2019, the stock split record date shall be April 17, 2019 in the São Paulo Stock Exchange (“B3”) and April 22, 2019 in the New York Stock Exchange, the shares to be traded ex-stock split as from April 18, 2019, inclusive. The financial institution providing the services of book entry registrar for Ultrapar shall take the necessary steps to automatically credit the new shares to the account of the shareholders on April 23, 2019. In parallel, the depositary agent of the American Depositary Receipts issued by the Company (“ADRs”) shall be responsible for the issue and distribution of the new ADRs, which shall take place on April 25, 2019.

Consequently, in order to reflect the above proposal, we further propose that the amendment in the wording of the caption sentence to Article 5 and Article 6 of the Company’s Bylaws pursuant to the comparative table of the Bylaws included in Exhibit I of this Proposal.

1.3) To approve the consolidation of the Bylaws in order to reflect the amendments proposed in the foregoing items

We propose the consolidation of Ultrapar’s Bylaws in order to reflect the modifications described in items 1.1 and 1.2 of this Proposal. The Exhibit I of this document includes the comparative table of the proposed amendments of the Bylaws, in addition to the respective justifications for the said amendments, pursuant to CVM Instruction 481/09.

2)	Annual General Meeting:

2.1) Examination and approval of the Management report and accounts as well as the financial statements for the fiscal year ended on December 31, 2018 in addition to the report of the Independent Auditors and the opinion of the Fiscal Council

The Management Report and the financial statements for the fiscal year ending December 31, 2018 were filed within the Brazilian Securities and Exchange Commission—CVM on February 20, 2019 and published in wide circulation newspapers on February 22, 2019.

These documents (i) were approved by the Board of Directors and (ii) obtained a favorable opinion from the Company’s Fiscal Council at a meeting held on February 19, 2019. The respective minutes were also filed with the CVM on February 20, 2019.

In addition, the financial statements were audited and received an unqualified report from the Company’s independent auditors, KPMG Auditores Independentes. These documents are available in Exhibit II of this Proposal. Management’s comments on the financial situation of the Company, pursuant to item 10 of the Reference Form are available in Exhibit III.

We propose that the above mentioned documents be approved without qualification by the Company’s shareholders.

2.2) Allocation of net income for the fiscal year ended December 31, 2018

Pursuant to subsection II, Paragraph 1, Article 9 of CVM Instruction 481/09, as amended, and in the format of Exhibit 9-1-II of the same Instruction, we have provided information on the allocation of net income for the fiscal year ended December 31, 2018 in Exhibit IV.

We propose that the allocation of the net income be approved as shown in Exhibit IV.

2.3) Setting of the number of members to be elected to the Board of Directors

In accordance with the declared understanding of the CVM, when the Bylaws provide for a minimum and maximum number of members, the decision on the number of members of the Board of Directors shall be subject to a resolution of the Annual General Meeting of Shareholders.

Should item 1.1 (ii) of this Proposal be approved, the Management proposes that the Board of Directors be composed of 10 (ten) members in accordance with the criteria established in the Bylaws of the Company.

Further, the possibility should be noted as to the adoption of the multiple voting process for election of members of the Board of Directors, should this be requested by shareholders representing a minimum of 5% (five percent) of the common shares, pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98. In this case, election as a slate shall no longer occur pursuant to Article 21, Paragraph 3 of the Company’s current Bylaws.

2.4) Election of the members of the Board of Directors

Pursuant to Article 20, Paragraph 1 of the Company’s currently effective Bylaws, we propose the election of the following slate as members of the Board of Directors:

- Alexandre Gonçalves Silva

- Ana Paula Vitali Janes Vescovi

- Flavia Buarque de Almeida

- Joaquim Pedro Monteiro de Carvalho Collor de Mello

- Jorge Marques de Toledo Camargo

- José Galló

- José Mauricio Pereira Coelho

- Lucio de Castro Andrade Filho

- Nildemar Secches

- Pedro Wongtschowski

This slate combines candidates who are currently members of Ultrapar’s Board of Directors together with four new candidates. For the first time, Ana Paula Vitali Janes Vescovi, Flavia Buarque de Almeida, José Galló and Joaquim Pedro Monteiro de Carvalho Collor de Mello incorporate Management’s proposed slate. The new candidates bring relevant experience and knowledge to Ultrapar, providing a renewed vision and contributing to the development of the Company.

We believe that the proposed slate will maintain a balanced composition of qualifications among the candidates, based on abilities which, jointly, are important for the Company, as well as contributing to the continuation of the work executed by the Ultrapar’s Management over the years.

The information on candidates’ professional experience can be found in Exhibit V, pursuant to items 12.5 to 12.10 of the Reference Form.

2.5) Setting of Management compensation

We propose that the compensation of the Company’s Management be approved pursuant to Exhibit VI.

We provide additional information on compensation policies and practices of Management in Exhibit VII pursuant to item 13 of the Reference Form to ensure the understanding of the rationale for this proposal.

2.6) Election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Article 161 to Law 6.404/76 and CVM Instruction 324/00

We propose the election of the following candidates as members of the Company’s Fiscal Council, as well as their alternates:

- Geraldo Toffanello (effective) / Márcio Augustus Ribeiro (alternate)

- Marcelo Amaral Moraes (effective) / Pedro Ozires Predeus (alternate)

- William Bezerra Cavalcanti Filho (effective) / Paulo Cesar Pascotini (alternate)

Detailed information on the candidates can be found in Exhibit V, pursuant to items 12.5 to 12.10 of the Reference Form.

2.7. In the light of the foregoing item above, the setting of the compensation of the Fiscal Council for fiscal year 2019

We propose that the compensation of the members of the Fiscal Council for the period of their term of office be approved according to the terms shown in Exhibit VI.

Access to Documents and Information

Pursuant to Ultrapar’s Bylaws and Article 6 to CVM Instruction 481/09, as amended, documents and information relative to the matters to be approved, including the remote voting ballot to the Extraordinary General Meeting and the Annual General Meeting and any other significant matters for exercising the right to vote in the Meeting, were filed with the CVM and are available from the CVM website (www.cvm.gov.br), from the Company’s headquarters, in the website of B3 (www.b3.com.br) and in the Company’s website (ri.ultra.com.br).

São Paulo, March 11, 2019.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

EXHIBITS

EXHIBIT I – REPORT ON THE SOURCE AND RATIONAL FOR THE

PROPOSED AMENDMENTS TO THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

(According to annex 11 of CVM Instruction 481/2009)

REPORT ON THE SOURCE AND RATIONAL FOR THE PROPOSED AMENDMENTS TO THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

Current version	Proposed version	Comments/Justifications on Proposed Changes

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A. BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

N/A
Sole Paragraph. The admission of the Company on New Market (Novo Mercado) special listing segment of the BM&FBOVESPA S.A. – Securities, Options and Futures Exchange (“BM&FBOVESPA”) subjects the Company, its shareholders, its management and members of the Statutory Audit Council, if installed, to the Listing New Market Regulation of BM&FBOVESPA (“New Market Regulation”).	Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).	Changes due to New Market Regulation as well as to reflect the new corporate denomination of B3 S.A. – Bolsa, Brasil e Balcão, and to simplify the wording of the provision.
Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A
Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.	Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.	N/A
Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by 556,405,096 (five hundred fifty-six million, four hundred five thousand, ninety-six) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and twelve million, eight hundred and ten thousand, one hundred and ninety two (1,112,810,192) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Change of wording and to reflect the Company’s stock split at the ratio of one common share to 2 (two) shares of the same class and type, not however implying a change in the capital stock and modification in the financial amount and shareholder participation in the Company’s capital.

The stock split aims to reposition the minimum lot price and potentially enable an increase of the trading volume of the Company’s shares.

§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.	§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.	N/A
§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	N/A
Article 6. The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	Change to reflect the Company’s stock split at the ratio of one common share to 2 (two) shares of the same class and type.

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

N/A
Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to directors and executive officers, employees or individuals providing services to the Company or to its directly or indirectly controlled companies.	Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Exclusion aims to restrict the stock option grant to the management and employees only, aligning the article to the Stock Based Incentive Plan approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, available at IPE system in CVM website.
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	N/A

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

N/A
§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	N/A
§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	N/A
Article 11. Before the Shareholders’ Meeting is commenced, the shareholders as duly identified shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.	Article 11. Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.	Change in wording to clarify that shareholders physically present at the Shareholders’ Meeting must sign the shareholders’ presence register prior to the commencement of the meeting, considering however participation in the Shareholders’ Meeting may take place on a remote basis.
§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	N/A
§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 12. At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:	Article 12. At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:	N/A

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Change in wording considering the provision of Article 49, (a) of the Bylaws proposal.
Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	N/A
Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.	Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	Change to simplify the wording, considering that the approval of said matter by the Shareholders’ Meeting is based on the Management’s proposal and item 13 of the Reference Form, both filed with the call notice of the meeting. Such documents already disclose the information regarding the compensation of each corporate body.
§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People and Organization Committee, as provided for in Article 42 herein.	§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.	Changes to clarify the Board of Directors shall set the compensation to be a granted to the Chief Executive Officer and to each other member of the Board of Executive Officers, always considering the amount approved by the Shareholders’ Meeting and the proposal of the People Committee.
§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A
CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	N/A
Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be made upon the execution of the instrument of assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.	Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.	Changes made in order to align the Bylaws to the New Market Regulation, that no longer requires the Instrument of Agreement of the Managers but now demands the deed of investiture includes a commitment to the arbitration clause.

Current version	Proposed version	Comments/Justifications on Proposed Changes

CHAPTER V

Board of Directors

Section I – Members

Article 17. The Board of Directors shall be comprised of at least five (5) and at maximum nine (9) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 17. The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

Increase in the maximum number of members of the Board of Directors to be elected by a Shareholders’ Meeting, allowing the introduction of more competencies and experience in the composition of the Board of Directors, given the increased complexity of the Company’s business.
§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.	§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	Change to align with the statutory clause required in the New Market Regulation.
§ 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	§ 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	N/A
§ 3 The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.	§ 3 Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.	Inclusion to align the election of the Board of Directors with the criteria of the management nomination policy required under the New Market Regulation.
§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.	§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 18. At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.	Article 18. The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders’ meeting that elect them.	Change in order to align with the statutory clause required under the New Market Regulation.
§ 1 Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.	There is no corresponding provision.	Exclusion due to new criteria and procedures set forth in the New Market Regulation for recognizing members of the Board of Directors as independent. The recognition of the independent director shall meet the criteria and procedures established in the New Market Regulation.
§ 2 Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.	There is no corresponding provision.
§ 3 Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to: (i) the immediately higher whole number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).	§ 1 When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.	Alignment with the new rule for rounding up set forth in the New Market Regulation.
Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	N/A
Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.	Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.	Alignment with the provisions of the New Market Regulation on the matter.
Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	N/A
§ 2 At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.	§ 2 At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.	N/A
§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.	§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.	Adjustment made to reflect the new corporate denomination of B3.

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.	§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the New Market Regulation.	Changes to include the reference to the provisions of the New Market Regulation, notably the provisions referring to characterization of the person nominated to the board of directors as an independent director.
§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A
§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	N/A
Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.	Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.	N/A
§ 1 The Company, immediately after receiving the request, shall notify the CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.	§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	Adjustment made to reflect the new corporate denomination of B3.
§ 2 After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.	There is no corresponding provision.	Exclusion to simplify the Bylaws.
§ 3 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.	§ 2 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.	Change in numbering.

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 4 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.	§ 3 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.	Change in numbering.
§ 5 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.	§ 4 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.	Change in numbering.
§ 6 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.	§ 5 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.	Change in numbering.
§ 7 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.	§ 6 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.	Change in numbering.
Article 22. In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.	Article 22. In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.	N/A
Article 23. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	Article 23. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

N/A
§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	N/A
§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	N/A
§ 3 In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.	§ 3 In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.	The inclusion is to instill greater efficiency in the calling of urgent meetings of the Board of Directors.
§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.	§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.	N/A
Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.	Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.	N/A
Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.	Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.	N/A
Article 27. Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.	Article 27. Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.	Change in numbering.
Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	N/A
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	N/A
c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;	c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;	N/A
d) express its opinion with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	Change in wording.

Current version	Proposed version	Comments/Justifications on Proposed Changes
e) fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;	e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People Committee, according to article 41, single paragraph, “b”.	Aligned with the changes proposed to Paragraph 1, Article 15, the modification aims to clarify that the Board of Director’s decision on the compensation of the Chief Executive Officer and other members of the Board of Executive Officers shall always consider the People Committee proposal.
f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Organization Committee’s proposal;	f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;	Change in the new denomination of the People and organization Committee to better reflect the competencies and responsibilities of the corporate body.
g) grant stock options under the terms of Article 8 of these Bylaws;	g) grant stock options under the terms of Article 8 of these Bylaws;	N/A
h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	N/A
i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	N/A
j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “d”, of Article 55 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net income for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	Change in numbering.
k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	N/A
l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A
m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A
n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A
p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;	p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;	Change aiming to give more agility to the Company’s management considering the significant increase in the size of the Company in recent years.
q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	N/A
r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit and Risks Committee’s opinion;	N/A
s) provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;	There is no corresponding provision.	Change due to the New Market Regulation no longer including this procedure.
t) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for shareholders as a whole and with respect to the liquidity of their shares, (ii) the effects of the tender offer on the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors considers pertinent, as well as information required by the rules set forth by the CVM; and	s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	Alignment with the text of the New Market Regulation.
There is no corresponding provision.	t) approve corporate policies as per the proposals submitted by the relevant entities; and	Inclusion of such duty to improve the organization and clarity of the Bylaws.
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes

Article 29. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

Article 29. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

N/A
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	N/A
Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	N/A

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of four (4) to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Change aims to give more flexibility to the functioning of the Board of Executive Officers which shall now have the minimum number of Officers pursuant to Law 6,404/76.
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	N/A
Article 32. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	Article 32. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 33. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	Article 33. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	N/A
§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	N/A
§ 2 The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	§ 2 The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	N/A
§ 3 The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	§ 3 The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	N/A

Article 34. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 34. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

N/A
Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	N/A
Article 37. The executive officers shall substitute each other, subject to the following conditions:	Article 37. The executive officers shall substitute each other, subject to the following conditions:	N/A

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

N/A
CHAPTER VII Committees Article 38. The Company shall have the following support committees to the Board of Directors: a) Audit Committee; and b) People and Organization Committee.

CHAPTER VII

Committees

Article 38. The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People Committee; and

(c) Strategy Committee

Refinement of the wording and change to reflect (i) the new denomination of the People Committee; and (ii) the establishment of the Strategy Committee.
There is no corresponding provision.	§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	Inclusion of a provision aligned with the New Market Regulation which provides that the Company must prepare and disclose the charters of its advisory committees as well as establish the role of the coordinator of the committee in such a document.
§ 1 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	Change in numbering

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 2 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, People and Organization Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.	§ 3 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.	Change in wording to include the new Strategy Committee and to adjust the text for the new denomination of the People Committee.

Article 39. Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).

§ 1 The members of the Audit Committee shall be elected by the Board of Directors and meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws.

§ 2 The External Members of the Audit Committee shall:

(a) not be a member of the Board of Directors of the Company or of its controlled companies; and

(b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

The rules applicable to the Audit and Risks Committee shall now be included (i) in the general rules applicable to the committees; and (ii) in the new article 40, already adapted to the New Market Regulation.
	Article 39. Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.	Establishment of an article with applicable rules to all the advisory committees of the Board of Directors in order to standardize the general provisions, simplifying the Bylaws.
Article 40. The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.		The applicable rules to the Audit and Risks Committee is now covered (i) in the general rules applicable to the committees; and (ii) in the new Article 40, already aligned to the New Market Regulation.

§ 1 During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

§ 1 During their term of office, the members of each Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Change in wording referring to the committees generically in order to standardize the provisions in common to the advisory committees reporting to the Board of Directors (formerly Article 40 paragraphs 1 and 2).

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 2 In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Change in wording to refer to all advisory committees in order to standardize the provisions in common (formerly Article 40 paragraphs 1 and 2).
Section I – Audit Committee	Section I – Audit and Risks Committee	Change to reflect the new denomination of the audit and Risks Committee.
	Article 40. The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	Proposed change for the Article 40 aims to consolidate specific rules applicable to the audit committee, such as duties and composition, aligned with the text of the New Market Regulation on the subject.
	§ 1 A single member of the Audit Committee may concentrate the two foregoing requirements.	Alignment with the text of the New Market Regulation.
§ 3 The Audit Committee shall:	§ 2 The Audit Committee shall:	Change in numbering.

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Alignment with the text of the New Market Regulation.

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 4 The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.	There is no corresponding provision.	The internal charters are now regulated by the new Article 38, Paragraph 1 of the proposed Bylaws.
Article 41. In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below, the Statutory Audit Council shall operate as the Audit Committee exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.	There is no corresponding provision.	Exclusion given that the Audit and Risks Committee is now mandatory and with permanent functioning pursuant to the New Market Regulation.
Sole Paragraph. The Audit Committee will not operate in any fiscal year when a Statutory Audit Council is installed.	There is no corresponding provision.	Provision excluded such that the Audit and Risks Committee will function even in the fiscal years when the Fiscal Council is installed.
Section II – People and Organization Committee	Section II – People Committee	Change to reflect the new denomination for the People Committee.
Article 42. The People and Organization Committee shall be comprised of four (4) members, two (2) of which shall be Independent Directors, and the others may be Directors or not.	Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.	Common rules applicable to the composition of all the advisory bodies reporting to the Board of Directors have been included under Article 39. In addition, the change in the composition aims to bring more flexibility for designating members that might contribute for a improved performance of the People Committee.

Sole Paragraph. The People and Organization Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph. The People Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Change to the new denomination of the People Committee and to include the duty of the People Committee to propose the individual compensation of the members of the Board of Executive Officers to the Board of Directors, pursuant to the proposal of the Chief Executive Officer.

Current version	Proposed version	Comments/Justifications on Proposed Changes
There is no corresponding provision.	Section III – Strategy Committee	Inclusion of a new section to establish and regulate the proposed Strategy Committee.

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

Inclusion to reflect the establishment of the new Strategy Committee, an advisory body reporting to the Board of Directors which will have the duties described in this provision. The establishment of such body considers the complexity of the Company’s business and the need to examine questions of a strategic nature in the markets in which the Company operates.

CHAPTER VIII

Statutory Audit Council (Conselho Fiscal)

Article 43. The Company shall have a Statutory Audit Council, comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Statutory Audit Council shall have a term of office of one (1) year, with reelection being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

Improvement of wording.
§ 1 Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.	§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective deed of investiture, which shall cover their consent to the contents of Article 52 hereof.	Changes made in order to align the Bylaws to the New Market Regulation, that no longer requires the Instrument of Agreement of the Managers but now demands the deed of investiture includes a commitment to the arbitration clause.
§ 2 The Statutory Audit Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	Change in wording of translation.
§ 3 The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.	§ 3 The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	Change in wording of translation.

Current version	Proposed version	Comments/Justifications on Proposed Changes
CHAPTER IX Tender Offers	CHAPTER IX Tender Offers	N/A

Section I – Sale of a Controlling Interest

Article 44. The consummation of a direct or indirect Sale of the Controlling Interest, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Changes in order to align the provision in the New Market Regulation related to the sale of a controlling stake.
§ 1 The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.	There is no corresponding provision.
§ 2 No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without the signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in the Paragraph above.	There is no corresponding provision.
§ 3 After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to have at least twenty-five percent (25%) of the shares of the Company constitute the Free Float within the following six (6) months.	Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.
§ 4 In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.	There is no corresponding provision.
Article 45. The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.	There is no corresponding provision.

Current version	Proposed version	Comments/Justifications on Proposed Changes

Section II – Acquisition of Relevant Interest

Article 46. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Change in numbering.
§1 The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.	§1 The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.	N/A
§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	N/A
§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.	§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.	N/A
§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.	§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.	N/A

Current version	Proposed version	Comments/Justifications on Proposed Changes

Section III – Indemnity Obligations

Article 47. In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date. Such amount shall be distributed by BMF&FBOVESPA pursuant to its regulation among all persons which have sold their shares of the Company on the trading session in which the offeror made the acquisition in proportion to their respective daily net sale balance.

	There is no corresponding provision.	Exclusion to align the Bylaws with the New Market Regulation which excluded this obligation, as well as to align the rules applicable to public offering for a Relevant Interest to the rules applicable to a public offer related to the sale of control.
Section IV – Deregistration as Publicly-Held Company and Withdrawal from the New Market	Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market	Change in numbering.

Article 48. In the event the shareholders present at a Shareholders’ Meeting approve:

a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or

b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.

	There is no corresponding provision.	Exclusion to alignm with the New Market Regulation. The delisting of a publicly held company and its removal from the New Market segment is now covered by articles 46 to 50 of this Bylaws proposal as determine by the rules of B3.

Current version	Proposed version	Comments/Justifications on Proposed Changes
§ 1 The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder, in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.	There is no corresponding provision.	Exclusion to align with the New Market Regulation The delisting of a publicly held company and the cancellation of its New Market registration, are now covered by articles 46 to 50 of the Bylaws proposal as mandated by B3.
§ 2 The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.	There is no corresponding provision.	Exclusion in order to ensure alignment with the New Market Regulation. The delisting of a publicly held company and the cancellation of its New Market registration, is now covered by articles 46 to 50 of the Bylaws proposal as mandated by B3.
§ 3 The offeror shall pay the costs of preparation of the appraisal report.	There is no corresponding provision.	Exclusion in order to ensure alignment with the New Market Regulation. The delisting of a publicly held company and its and the cancellation of its New Market registration, is now covered by articles 46 to 50 of the Bylaws proposal as mandated by B3.
	Article 46. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	Change to align with the provisions of the New Market Regulation on the delisting of a publicly held company.
There is no corresponding provision.	Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Alignment with the text of the New Market Regulation.

Current version	Proposed version	Comments/Justifications on Proposed Changes
There is no corresponding provision.	Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	Alignment with the text of the New Market Regulation.
There is no corresponding provision.	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	Alignment with the text of the New Market Regulation.
There is no corresponding provision.	b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	Alignment with the text of the New Market Regulation.
There is no corresponding provision.	Sole Paragraph – For the purposes of Article 48, item“b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	Alignment with the text of the New Market Regulation.

Current version	Proposed version	Comments/Justifications on Proposed Changes

Article 49. In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.

§1 The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

§2 In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

	There is no corresponding provision.	Alignment with the text of the New Market Regulation.
There is no corresponding provision.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Meeting, to convene:

a) on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

b) on second call with any number of holders of outstanding shares in attendance.

Alignment with the text of the New Market Regulation.
There is no corresponding provision.	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	Alignment with the text of the New Market Regulation.

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 50. The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.	There is no corresponding provision.	Alignment with the text of the New Market Regulation.
§ 1 The Controlling Shareholder shall carry out the tender offer referred to in the introductory paragraph of this Article.	There is no corresponding provision.	Alignment with the text of the New Market Regulation.
§ 2 In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.	There is no corresponding provision.	Alignment with the text of the New Market Regulation.
§ 3 In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.	There is no corresponding provision.	Alignment with the text of the New Market Regulation.
§ 4 In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.	There is no corresponding provision.	Alignment with the text of the New Market Regulation.

Current version	Proposed version	Comments/Justifications on Proposed Changes
Article 51. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	Article 50. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	Change in numbering.
Article 52. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	Change in numbering.

CHAPTER X

Arbitration Court

Article 53. The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions Regulation and in New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 52. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

Change in numbering and for alignment to the New Market Regulation.
CHAPTER XI Exercício Social Article 54. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Exercício Social Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	Change in numbering.

Article 55. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

a) Five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the capital stock;

Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Change in numbering and to reflect that net income will be reduced for the constitution of the legal reserve and the remaining profit will serve as the base amount for calculating the mandatory dividend and the constitution of the statutory reserve for investments reflecting the provision in the Corporate Law.

Current version	Proposed version	Comments/Justifications on Proposed Changes
b) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	Change numbering.
c) by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	b) by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	Change in numbering and in the percentage to the total remaining profit to be allocated to the investment reserve.
d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	Change in numbering.
§ 1 The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Annual General Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	§ 1 The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	Change in numbering and to reflect the generic mention of the Shareholders’ Meeting.
§ 2 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 2 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	Change in numbering.

CHAPTER XII

Miscellaneous

Article 56. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Statutory Audit Council to operate during the liquidation process.

CHAPTER XII

Disposições Gerais

Article 55. The Company shall be liquidated as provided for by law, and the Shareholders’ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Change in numbering.
Article 57. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.	Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.	Change in numbering.

Current version	Proposed version	Comments/Justifications on Proposed Changes
CHAPTER XIII Definitions Article 58. For the purposes of these Bylaws, the terms below shall have the following meanings:	There is no corresponding provision.	The exclusion of the glossary of definitions is to simplify the Bylaws.

“Arbitration Regulation” means the Market Arbitration Chamber Regulation;

“BM&FBOVESPA” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws.

“Bylaws” means the bylaws of Ultrapar Participações S.A.;

“Chairman” means the chairman of the Board of Directors;

“Company” means Ultrapar Participações S.A.;

“Controlling Interest” means the block of shares entitling, either directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;

“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;

“CVM” means the Brazilian Securities and Exchange Commission – CVM;

“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;

“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;

“Group of Shareholders” means the group of persons: (i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;

“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;

“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake personal liability for abiding by and acting in conformity with the Arbitration Regulation;

“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;

“New Market” means the Novo Mercado segment of the BM&FBOVESPA;

“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;

“New Market Regulation” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws;

“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;

“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;

“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;

“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;

“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and

“Vice-Chairman” means the vice-chairman of the Board of Directors.

	There is no corresponding provision.	The exclusion of the glossary of definitions is to simplify the Bylaws.

EXHIBIT II – FINANCIAL STATEMENTS

EXHIBIT III – ITEM 10 OF THE REFERENCE FORM (MD&A)

10.1 – Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 20, 2019, including the notes thereto, and other financial information included elsewhere in this document.

a. General financial and equity conditions

Company overview

With more than 80 years of history, Ultrapar occupies positions of leadership in the five business segments in which it operates:

•	the LPG distribution business, conducted by Ultragaz;

•	the fuels distribution business, conducted by Ipiranga;

•	the chemical and petrochemical business, conducted by Oxiteno;

•	the storage for liquid bulk business, conducted by Ultracargo; and

•	the retail pharmacy business, conducted by Extrafarma.

Ipiranga is one of the largest fuel and lubricants networks in the country, Ipiranga offers an increasingly complete and digitized network of more than 7 thousand service stations as well as one of the largest convenience store franchises in Brazil, the am/pm franchise, with 2.5 thousand stores. It also has one of the major loyalty programs in Brazil, KMV, with more than 29 million participants at the end of 2018. Oxiteno occupies the leadership position in Latin America in the production of surfactants and specialty chemicals and recently started operating a plant in the United States increasingly expanding its international footprint. In addition to this new industrial unit, it operates six plants in Brazil, three in Mexico, one in Uruguay and one in Venezuela. Oxiteno has commercial offices in Argentina, Belgium, China and Colombia. Ultragaz is a pioneer and leader in the domestic market for distribution of Liquefied Petroleum Gas (LPG), it is also a benchmark in innovation and in creating new solutions for the use of the product. It has a modern research and development laboratory dedicated to special gases, a segment which it has a leadership position. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with a presence in six ports at strategic locations in the Northeast, Southeast and South regions. Extrafarma operates in distribution and retail pharmacy sector and in 2018, it reached the mark of 433 stores employing 7 thousand people. With its origins in the North and the Northeast, the business unit now is present in 13 Brazilian states.

2018

A series of atypical events characterized 2018, reducing the stability and predictability of operations in several sectors. Our results in the first quarter of 2018 were impacted by the contractual fine following the Brazilian Anti-Trust Authority’s (CADE) rejection of the Liquigás acquisition. In addition, competition in the trading environment for the fuels distribution sector continued intense given fuel imports during the period. The second quarter saw both the truckers’ strike—which brought the country to a standstill and affected almost all the sectors of the economy weakening confidence among both consumers and business. However, following the outcome of the general elections, confidence levels resumed growth.

Economic recovery prior to the strike was enough to allow two further reductions of 0.25 p.p. each in the basic rate of interest, which was 7.0% at the end of 2017 and has remained stable at 6.5% per annum since March 2018. The average Real/Dollar rate in 2018 was R$ 3.65/US$ compared with R$ 3.19/US$ in 2017, a 14% increase.

The decision of members of OPEC+ to cut oil production was sufficient to drive up prices until September. From October, oil prices began to decline with the announcement of increased output in the United States and continuing high inventory levels. At the end of the year, a barrel of oil was priced at US$ 53/barrel (Brent), a 20% drop in the year.

In 2018, the number of registered light vehicles resumed growth totaling 2.5 million, a year-over-year increase of 14%. ABIQUIM data for chemicals for industrial applications recorded a drop of 1% in 2018 in National Apparent Consumption. In the retail pharmacy sector, Abrafarma members’ data shows that sales grew by 8% in 2018.

To meet this scenario of challenges and uncertainties, Ultrapar revisited its investment plan seeking to be more selective and assertive in capital allocation, preserving its cash and adjusting its existing structures in readiness for a resumption in growth. As a consequence, the Company ended the year with increased liquidity ratios compared with 2017 and a reduction in leverage compared to the peak of 2.9x recorded in September 2018.

2017

	2018	2017	2016
Current ratio	2.6	2.2	2.4
Quick ratio	2.0	1.7	1.9
Net debt/ Adjusted EBITDA	2.7x	1.8x	1.4x

After two difficult years in deep recession, Brazilian GDP started 2017 in a downward trend, with gradual recovery of the economic activity throughout the year. The early expectations on the economy resumption were gradually confirmed by an increase in real average income and stable unemployment rates. The beginning of the economic situation upturn allowed continued reduction of the basic interest rate, which dropped from 13.75% at year end 2016 to 7.00% in 2017. The average price of the US Dollar relative to the Brazilian Real in 2017 was R$ 3.19 vis-à-vis R$ 3.49 in 2016, a 9% drop. After four years of decreasing indicators, the number of light vehicles registered resumed growth and reached 2.2 million units, up 9% from 2016. The decision of OPEC members to reduce oil production until November 2018 influenced the international oil price, which was US$ 55/barrel (Brent) when 2017 began and reached year end at US$ 67/barrel, up 21%. In the petrochemical market, ABIQUIM data show a 6% increase in National Apparent Consumption in 2017. As for pharmaceuticals retailing, Abrafarma data show 9% bigger gross revenue in 2017. In 2017, Ultrapar’s net sales and services amounted to R$ 80.0 billion, EBITDA amounted to R$ 4,063.5 million and net earnings amounted to R$ 1,573.9 million. Net debt to EBITDA ratio in the end of 2017 was 1.8 times. Ultrapar ended 2017 with total assets of R$ 28.3 billion and shareholders’ equity of R$ 9.7 billion.

2016

In a year characterized by the worsening of the crises on both political and economic fronts, Brazil ended 2016 with a combination of slowing business activity and a deterioration in disposable incomes and employment, thus curbing consumption and creating a challenging business environment. In the second half, there were some sporadic signs of improvement and inflation rates declined paving the way for cuts in the basic interest rate from 14.25% at the end of 2015 to 13.75% in 2016. The average R$/US Dollar exchange rate in 2016 was R$ 3.49 compared with R$ 3.33 in 2015, a devaluation of 5% of the Real on average albeit with an appreciating tendency of 17% during 2016. The number of light vehicles licensed during the year amounted to 2.0 million, making for a 2% growth in the fleet in 2016. The downturn in the global economy and the decisions of production of the OPEC member countries had influenced international oil prices, which began the year at US$ 36/barrel (Brent) and closed 2016 at US$ 55/barrel. In the petrochemical market, ABIQUIM data indicated an increase of 5% in 2016 in National Apparent Consumption. Sales in the retail pharmacy sector, according to data from members of Abrafarma, grew 11% in 2016. In 2016, Ultrapar’s net sales and services amounted to R$ 77.4 billion, EBITDA amounted to R$ 4,216.7 million and net earnings amounted to R$ 1,570.6 million. Net debt to EBITDA ratio in the end of 2016 was 1.4 times, slightly above the ratio at the end of 2015. Ultrapar ended 2016 with total assets of R$ 24.2 billion and shareholders’ equity of R$ 8.6 billion.

b. Capital structure and possibility of redemption of shares

Capital structure

Ultrapar’s capital as of December 31, 2018 amounted to R$ 5,171.8 million, composed by 556,405,096 common shares, without par value.

2018

Ultrapar reached year end 2018 with R$ 15,206.1 million in gross debt and R$ 6,994.4 million in total cash, getting to R$ 8,211.7 million net debt. On December 31, 2018, shareholders’ equity amounted to R$ 9,800.0 million, resulting in a net debt to shareholders’ equity ratio of 84%.

2017

Ultrapar reached year end 2017 with R$ 13,590.6 million in gross debt and R$ 6,369.9 million in total cash, getting to R$ 7,220.7 million net debt. On December 31, 2017, shareholders’ equity amounted R$ 9,624.0 million, resulting in a net debt to shareholders’ equity ratio of 75%.

2016

Ultrapar’s gross debt at the end of the fiscal year 2016 was R$ 11,417.1 million with a total cash position of R$ 5,701.8 million, resulting in a net debt position of R$ 5,715.3 million, an increase of R$ 786.8 million in relation to 2015, in line with the growth of the Company. On December 31, 2016, shareholders’ equity amounted R$ 8,746.1 million, resulting in a net debt to shareholders’ equity ratio of 67%.

Ultrapar association agreement with Extrafarma transaction was closed on January 31, 2014. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued 3,205,622 shares related to subscription warrants – indemnification that may be exercised from 2020, it is adjusted according to the variations of provisions for tax, civil, and labor risks, and contingent liabilities related to the period beginning before January 31, 2014. The fair value of subscription warrants – indemnification is calculated based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to receive dividends until that date. For more information, see notes 3.a and 22 to our 2014 financial statements and note 24 to our 2018 financial statements.

(R$ million)	2018	% of shareholders’ equity	2017	% of shareholders’ equity	2016	% of shareholders’ equity
Gross debt	15,206.1	155%	13,590.6	141%	11,417.1	135%
Cash and financial investments	6,994.4	71%	6,369.9	66%	5,701.8	67%
Net debt	8,221.7	84%	7,220.7	75%	5,715.3	67%

c. Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of December 31, 2018, we had R$ 6,792.1 million in cash, cash equivalents and short-term investments. The gross indebtedness due between January and December 2019, including estimated interests on loans, totals R$ 2,274.0 million. Furthermore, the investment plan for 2019 totals R$ 1,762.1 million.

We anticipate that we will spend approximately R$ 19.5 billion in the next five years to meet long-term contractual obligations, including the amortization of existing loans and financings, and respective payment of interests, as well as the 2019 budgeted capital expenditures.

(R$ million)	2019-2023
Contractual obligations	2,601.9
Investment plan for 2019	1,762.1
Financing¹	11,418.0
Estimated interest payments on financing²	3,361.1
Hedging instruments³	375.8

Total	19,518.8

¹	Does not include currency and interest rate hedging instruments.
²

Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. The fair value information of such derivatives is available in note 31, filed with the CVM on February 21, 2018. To calculate the estimated interest on loans certain macroeconomic assumptions were used, including, on average for the period, (i) CDI of 6.39% in 2018, 7.38% from 2019 to 2021, 8.52% from 2022 to 2023, 9.49% from 2024 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.87 in 2018, R$ 3.92 in 2019, R$ 4.06 in 2020, R$ 4.27 in 2021 and R$ 4.53 in 2022, R$ 4.81 in 2023, R$ 5.12 in 2024, R$ 5.44 in 2025, R$ 5.77 in 2026 and R$ 6.13 in 2027 (iii) TJLP of 7.03% p.a. and (iv) IGP-M of 8.12% in 2018, 4.14% in 2019, 3.90% from 2020 to 2033 (v) IPCA of 4.01% (source: B3, Bulletin Focus and financial institutions).

³

The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre and DI x IPCA contracts quoted on B3 as of December 28, 2018 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) on December 31, 2018. In the table above, only hedging instruments expected to generate losses at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d. Sources for financing working capital and investments in non-current assets

We reported cash flow from operating activities of R$ 2,889.0 million, R$ 1,739.0 million and R$ 2,513.7 million in 2018, 2017 and 2016, respectively. In 2018, our cash flow from operating activities was R$ 1,149.9 million higher (66% increase) than that of 2017 despite the 23% reduction observed in Adjusted EBITDA. The increase observed in 2018 is mainly due to optimization in the businesses working capital as well as higher compensation of tax credits during the year. In 2017, net cash provided by operating activities was R$774.6 million lower than that of 2016 (31% decrease), mainly due to the 6% reduction of the Adjusted EBITDA year-over-year and the increase in investment in working capital given the volatility observed in LPG and fuels’ acquisition prices. In 2016, our cash flow from operations was R$ 688.0 million lower than that of 2015, despite the 7% EBITDA growth and lower investment in working capital in the comparison with 2015. Due to the use of the indirect method of cash flow, interest on financial liabilities and variations on the exchange rates were R$ 818.8 million in cash flow from operating activities in 2016 compared to 2015.

Cash flow from investing activities was of R$$ 3,177.6 million in 2018, of which R$ 1,669.9 million in financial investments net of redemptions (reallocation of resources from cash equivalents, maintaining their immediate liquidity), and R$ 1,507.7 million in acquisition of companies, additions to property, plant and equipment, intangible assets and capital increase in invested companies, net of disposals. Cash flow from investing activities was R$ 1,371.8 million in 2017, of which R$ 60.9 million in net redemptions from financial investments, and R$ 1,432.6 million in additions to property, plant and equipment, intangible assets and capital increase in invested companies, net of disposals. In 2016, cash flow from investing activities was R$ 1,848.8 million. In addition, capital investments in ConectCar amounted to R$ 31.9 million, R$ 16.0 million and R$ 47.3 million in 2018, 2017 and 2016, respectively. In 2018 and 2017 the Company invested R$ 390.2 million and R$ 529.7 million, respectively in Contractual assets with customers – exclusive rights. For 2016, investments in Contractual assets with customers – exclusive rights were considered in additions to intangible assets.

Net cash from financing activities totaled a cash usage of R$ 801.0 million for 2018 and cash generation of R$ 340.3 million and R$ 928.4 million for 2017 and 2016, respectively. In 2018, cash flow used by financing activities decreased in R$ 1,141.3 million compared to 2017, mainly due to the growth of use of resources for amortization of debt. In 2017, cash flow used by financing activities decreased in R$ 588.0 million compared to 2016, mainly due to the growth of use of resources for amortization of debt, partially offset by an increase of R$ 833.8 million, which strengthened the cash position. In 2016, cash flow used by financing activities increased in R$ 3,449.1 million compared to 2015, mainly as a result of lower use of resources for amortization of debt and an increase of R$ 1,292.3 million in new loans and financings, that strengthened the cash position and extended the Company’s debt profile.

Accordingly, cash and cash equivalents totaled R$ 3,939.0 million in 2018, R$ 5,002.0 million in 2017 and R$ 4,274.2 million in 2016.

e. Sources for financing working capital and investments in non-current assets to be used in case of deficiencies in liquidity

In 2018, 2017 and 2016, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2019. In addition, if necessary, we have access to third party financing resources.

f. Indebtedness level and debt profile

Our total indebtedness, considering all current liabilities and non-current liabilities, grew by 11%, from R$ 18,660.3 million as of December 31, 2017 to R$ 20,699.4 million as of December 31, 2018.

Our gross financial debt increased by 14% from R$ 13,590.6 million as of December 31, 2017 to R$ 15,206.1 million as of December 31, 2018. Our short-term financial debt was equivalent to 15% of our gross debt as of December 31, 2018 and to 26% as of December 31, 2017.

The table below shows our financial indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31, 2018	Principal amount of outstanding debt and accrued interest as of
			12/31/2018	12/31/2017	12/31/2016
Foreign currency – denominated loans:
Foreign loan (*)	US$	LIBOR (1) + 0.9%	582.1	788.8	942.5
Foreign loan (*)	US$	+3.9%	985.3	259.0	486.5
Foreign loan	US$	LIBOR (1) + 2.1%	234.4	298.9	332.6
Financial institutions	US$	LIBOR (1) + 2.5%	620.6	330.8	195.0
Advances on foreign exchange contracts	US$	+3.2%	11.7	44.5	111.1
Financial institutions	US$	+2.9%	127.3	106.7	109.9
Foreign currency advances delivered	US$	+2.9%	1.5	26.1	32.6
Financial institutions	MX$(2)	+9.0%	27.8	27.0	24.6
Financial institutions	MX$(2)	TIIE (2) + 1.5%	4.0	3.4	9.6
BNDES	US$	+6.5%	2.6	4.5	7.1
Financial institutions	Bs$(7)		—	0.6	0.4
Notes in the foreign market (*)	US$	+5.3%	2,889.6	2,454.1	2,412.1
Brazilian Reais – denominated loans:
Debentures – Ipiranga (4, 6 and 8)	R$	105.0% of CDI	2,039.7	2,836.7	1,914.5
Banco do Brasil – floating rate	R$	107.3% of CDI	2,614.7	2,794.3	2,956.5
Debentures—5th and 6th issuance (2 and 7)	R$	105.3% of CDI	1,757.0	817.7	832.4
Debentures – CRA (1, 3 and 5)	R$	95.8% of CDI	2,029.5	1,380.9	—
Debentures – CRA (1, 3 and 5) (*)	R$	IPCA + 4.6%	833.2	554.4	—
BNDES	R$	TJLP (3) + 2.4%	147.9	206.4	307.6
BNDES	R$	SELIC (6) + 2.3%	51.5	69.4	71.4
Finance leases	R$	IGP-M (5) + 5.6%	46.1	48.5	48.6
FINEP	R$	+4.0%	22.6	35.6	48.7
FINEP	R$	TJLP (3) + 1.5%	53.2	32.7	34.6
Bank Credit Bill	R$	124.0% of CDI	50.1	—	—
Banco do Nordeste do Brasil	R$	8.5% (4)	15.8	28.1	47.1
BNDES	R$	+6.6%	14.1	26.3	40.3
FINAME	R$	TJLP (3)+5.7%	—	0.1	0.1
Export Credit Note – floating rate	R$	CDI	—	157.7	158.8
BNDES EXIM	R$	TJLP (3)	—	62.8	62.1
BNDES EXIM	R$	SELIC (6)	—	30.9	28.1

Total loans			15,162.2	13,426.9	11,214.8
Currency and interest rate hedging instruments (**)			43.9	163.7	202.4

Total			15,206.1	13,590.6	11,417.1

(*)	These transactions were designated for hedge accounting (see note 33.h of the consolidated financial statements).
(**)	Accumulated losses (see note 33.g of the consolidated financial statements).
(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$—Mexican peso; TIIE—Mexican interbank balance interest rate.
(3)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. As of December 31, 2018, TJLP was fixed at 7.03% p.a.
(4)

Contract linked to the rate of FNE fund (Northeast Constitutional Financing Fund) whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. As of December 31, 2018, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Fundação Getúlio Vargas.
(6)	SELIC – basic interest rate set by the Brazilian Central Bank.
(7)	Bs$ = Bolívar.

The changes in loans, debentures and finance leases are shown below:

Balance as of December 31, 2017	13,426.9
New loans and debentures with cash effect	4,461.1
Interest accrued	873.2
Principal payment and financial leases	(3,715.8)
Interest payment	(737.6)
Monetary and exchange rate variation	804.3
Change in fair value	50.2

Balance as of December 31, 2018	15,162.2

Our consolidated debt as of December 31, 2018 had the following maturity schedule:

Year	Maturities
(R$ million)
2019	2,274.0
2020	962.9
2021	1,551.1
2022	3,219.5
2023	3,431.5
2024 thereafter	3,767.3

Total	15,206.1

See “Item 10.1.c. Capacity to meet our financial commitments”.

i.	Relevant loan and financing contracts

Notes in the foreign market

On October 06 2016, the subsidiary Ultrapar International issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedging instruments for this transaction (see note 33.h.3 of the consolidated financial statements).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiary are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and Ipiranga.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Foreign loans

1) The subsidiary IPP has foreign loans in the amount of US$ 395 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of CDI (see note 33.h.1 of the consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by Ultrapar.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost in % of CDI
Charges¹	9.5	36.8	—
Jun/21	100.0	387.5	105.0
Jul/21	60.0	232.5	101.8
Jul/23	50.0	193.7	104.8
Sep/23	60.0	232.5	105.0
Sep/23	65.0	251.9	104.7
Nov/23	60.0	232.5	104.5

Total / average cost	404.5	1,567.4	104.4

¹	Includes interest and transaction costs.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar is compliant with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

2) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest rate of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

3) The subsidiary LPG International Inc. had a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The subsidiary settled on the maturity date.

Debentures

1) In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal amount: R$ 660,000,000.00

Unit par value: R$ 1,000.00

Maturity date: December 23, 2023

Repayment method: Lump sum at final maturity

Interest: 97.5% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

Principal amount: R$ 240,000,000.00

Unit par value: R$ 1,000.00

Maturity date: December 15, 2025

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.61%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

2) In March 2018, the Company made its sixth issuance of debentures in a single series of 1,725,000, simple, non-convertible into shares, nominative, book-entry and unsecured debentures which main characteristics are:

Principal amount: R$ 1,725,000,000.00

Unit par value: R$ 1,000.00

Maturity date: March 5, 2023

Repayment method: Lump sum at final maturity

Interest: 105.25% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

3) In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077 thousand, in two series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal amount: R$ 730,384,000.00

Unit par value: R$ 1,000.00

Maturity date: October 24, 2022

Repayment method: Lump sum at final maturity

Interest: 95.0% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

Principal amount: R$ 213,693,000.00

Unit par value: R$ 1,000.00

Maturity date: October 24, 2024

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.34%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

4) In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal amount: R$ 1,500,000,000.00

Unit par value: R$ 1,000.00

Maturity date: July 28, 2022

Repayment method: Annual as from July 2021

Interest: 105.0% of CDI

Payment of interest: Annually

5) In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal amount: R$ 660,139,000.00

Unit par value: R$ 1,000.00

Maturity date: April 18, 2022

Repayment method: Lump sum at final maturity

Interest: 95.0% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

Principal amount: R$ 352,361,000.00

Unit par value: R$ 1,000.00

Maturity date: April 15, 2024

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.68%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

6) In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 500,000,000.00

Unit par value: R$ 1,000,000.00

Maturity date: May 25, 2021

Repayment method: Amortizing annually, beginning in May 2019

Interest: 105.0% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

7) In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Principal amount: R$ 800,000,000.00

Unit par value: R$ 10,000.00

Maturity date: March 16, 2018

Repayment method: Lump sum at final maturity

Interest: 108.25% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

The debentures were settled by the subsidiary IPP on the maturity date.

8) In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 800,000,000.00

Unit par value: R$ 10,000.00

Maturity date: December 20, 2018

Repayment method: Lump sum at final maturity

Interest: 107.9% of CDI

Payment of interest: Semi-annually

The debentures were settled by the subsidiary IPP on the maturity date.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2018).

Maturity	R$ (million)
May/19	168.9
May/20	165.8
May/21	165.8
Apr/22	657.5
Jul/22	1,529.3
Oct/22	727.2
Mar/23	1,757.0
Dec/23	644.8
Apr/24	377.6
Oct/24	217.9
Dec/25	237.8

Total	6,659.5

BNDES

Ultrapar’s subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, to be verified in the annual consolidated audited financial statements:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans bearing interest of LIBOR + 2.1% and maturity as shown below:

Maturity	US$ (million)	R$ (million)
Charges¹	0.2	0.9
Aug/19	10.0	38.7
Feb/20	10.0	38.7
Aug/20	10.0	38.7
Sep/20	20.0	77.5
Feb/21	10.0	38.7
Mar/22	30.0	116.2
Oct/22	40.0	155.0
Mar/23	30.0	116.2

Total	160.2	620.6

¹	Includes interest and transaction costs.

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (including interest until December 31, 2018):

Maturity
Feb/19	168.4
May/19	1,432.8
May/20	337.8
May/21	337.8
May/22	337.8

Total	2,614.7

Export Credit Note

The export credit note contract of the subsidiary Oxiteno Nordeste, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly, was settled on the maturity date.

Financial Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031. The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	12/31/2018	12/31/2017
Equipment and intangible assets, net of depreciation and amortization	13.8	15.7
Financing (present value)	46.1	48.5

Current	2.9	2.7
Non-current	43.2	45.8

The future disbursements (installments) assumed under these contracts are presented below:

	12/31/2018	12/31/2017
Up to 1 year	5.1	5.1
From 1 to 2 years	5.1	5.1
From 2 to 3 years	5.1	5.1
From 3 to 4 years	5.1	5.1
From 4 to 5 years	5.1	5.1
More than 5 years	37.6	42.6

Total	63.2	68.2

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

ii.	Other long-term relations with financial institutions

In addition to the relationships mentioned in items “10.1.f.i. Relevant loan and financing contracts” and “10.1.g. Limits of use of contracted loans and financing”, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

In October 2015, Redecard acquired 50% of ConectCar, a company that operates in the segment of electronic payment for tolls, parking lots and fuel. Ipiranga holds the remaining 50% interest of the company.

iii.	Subordination of debt

Our secured debt as of December 31, 2018, amounted R$ 70 million. Except for secured debt, there is no subordination among our existing debt contracts.

iv.

Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control, and if the issuer has complied with these restrictions.

Ultrapar and its subsidiaries are subject to covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiary are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and Ipiranga.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

As a result of foreign loans, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

During the life of the agreements entered into with BNDES, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is compliant with the covenants levels required by financing contractors.

g. Limits of use of contracted loans and financings and percentages already used

The Company has certain financing contracts with BNDES whose amounts were only partially received. As of December 31, 2018, the total value of such contracts amounted R$ 377 million, sum that had not been yet used.

h. Main changes in each item of the financial statements

Ultrapar – Consolidated

	12/31/2018	12/31/2017	12/31/2016	12/31/2018 vs. 12/31/2017	12/31/2017 vs. 12/31/2016
ASSETS
Cash, cash equivalents and financial investments	6,792.1	6,285.5	5,686.7	8%	11%
Trade accounts receivable and reseller financing	4,436.6	4,147.9	3,388.2	7%	22%
Inventories	3,354.5	3,513.7	2,781.4	-5%	26%
Recoverable taxes	896.9	881.6	541.8	2%	63%
Contractual assets with customers – exclusive rights	484.5	456.2	448.3	6%	2%
Other	247.2	205.2	519.8	20%	-61%

Total Current Assets	16,211.7	15,490.1	13,366.1	5%	16%

Investments	129.1	150.2	141.7	-14%	6%
Property, plant and equipment and intangibles assets	9,648.2	8,875.9	7,688.1	9%	15%
Financial investments	202.3	84.4	15.1	140%	459%
Trade accounts receivable and reseller financing	429.8	330.0	227.1	30%	45%
Deferred income tax	514.2	614.1	459.6	-16%	34%
Escrow deposits	881.5	822.7	778.8	7%	6%
Contractual assets with customers – exclusive rights	1,034.0	1,046.1	989.8	-1%	6%
Other	1,448.5	870.9	408.3	66%	113%

Total Non-Current Assets	14,287.7	12,794.2	10,708.4	12%	19%

TOTAL ASSETS	30,499.4	28,284.3	24,074.5	8%	17%

LIABILITIES
Loans, debentures and financial leases	2,274.0	3,503.7	2,475.6	-35%	42%
Trade payables	2,731.7	2,155.5	1,709.7	27%	26%
Salaries and related charges	428.2	388.1	362.7	10%	7%
Taxes payable	268.0	221.5	168.4	21%	32%
Other	634.9	740.9	767.9	-14%	-4%

Total Current Liabilities	6,336.8	7,009.7	5,484.3	-10%	28%

Loans, debentures and financial leases	12,932.2	10,086.9	8,941.5	28%	13%
Provision for tax, civil and labor risks	865.2	861.2	727.1	0%	18%
Post-employment benefits	204.2	207.5	119.8	-2%	73%
Other	361.0	495.0	325.7	-27%	52%

Total Non-Current Liabilities	14,362.6	11,650.6	10,114.2	23%	15%

TOTAL LIABILITIES	20,699.4	18,660.3	15,598.5	11%	20%

EQUITY
Capital	5,171.8	5,171.8	3,838.7	0%	35%
Reserves	4,646.2	4,184.6	4,941.3	11%	-15%
Treasury shares	-485.4	-482.3	-483.9	1%	0%
Others	115.5	372.2	149.0	-69%	150%
Non-controlling interest	351.9	377.8	30.9	-7%	1125%

TOTAL EQUITY	9,800.0	9,624.0	8,476.1	2%	14%

TOTAL LIABILITIES AND EQUITY	30,499.4	28,284.3	24,074.5	8%	17%

As from January 1, 2018, the IFRS 9 and 15 standards were adopted in order to provide a comparative basis for the financial statements, the information for 2017 shown in this document incorporates these accounting changes, consequently differing from the values previously reported in the respective publications of results. The information of the statements of financial position of the year ended on December 31, 2016 used as source for the opening balance sheet on January 1, 2017, also incorporate these changes of accounting rules. In order to understand the effects of the new accounting rules, item 10.4.b contain explanations of the impacts on the principal accounts of the financial statements for fiscal year ended on December 31, 2017 and opening balance sheet of January 1, 2017. Additional information can be found in note 2.y of the financial statements of December 31, 2018.

Main changes in the consolidated statements of financial position accounts on December 31, 2018 compared with December 31, 2017

Assets

Current Assets

Current assets totaled R$ 16,221.7 million on December 31, 2018, an increase of R$ 721.6 million in relation to December 31, 2017, principally due to increased cash, cash equivalents and financial investments and trade receivables.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 6,792.1 million on December 31, 2018, an increase of R$ 506.6 million in relation to December 31, 2017, mainly due to increase in operating cash flow.

Trade receivables and resellers’ financing

Trade receivables amounted to R$ 4,436.6 million on December 31, 2018, an increase of R$ 288.7 million in relation to December 31 2017, mainly a function of an increase in net revenues.

Inventories

Inventories amounted to R$ 3,354.5 million on December 31, 2018, a decrease of R$ 159.2 million in relation to December 31, 2017, largely a function of a reduction in levels of fuel inventory at Ipiranga partially attenuated by the increase in Extrafarma’s inventories due to readjustment in pharmaceutical prices by the Medicine Market Regulation Chamber (CMED) and the increase in the number of drugstores.

Non-current assets

Non-current assets totaled R$ 14,287.7 million on December 31, 2018, an increment of R$ 1,493.5 million in relation to December 31, 2017, largely a function of increases in property, plant and equipment and intangible assets, as a consequence of investments made and recoverable taxes.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets amounted to R$ 9,648.2 million on December 31, 2018, an increase of R$ 772.4 million in relation to December 31, 2017, a reflection of investments undertaken during 2018 principally in Oxiteno, which unveiled its new plant in the United States in September 2018. These investments were partially offset by depreciation and amortization in the period.

Liabilities

Current liabilities

Current liabilities on December 31, 2018 were R$ 6,336.8 million, a decline of R$ 672.9 million in relation to December 31, 2017, mainly due to the decrease in loans, debentures and financial leases, albeit partially offset by increases in trade payables.

Loans, debentures and financial leases

Loans and debentures totaled R$ 2,274.0 million on December 31, 2018, a decline of R$ 1,229.7 million in relation to December 31, 2017, largely due to the amortization of loans falling due in 2018, partially offset by the transfer of an amount due in 2019 from non-current liabilities to current liabilities, and preserving Ultrapar’s debt profile. See “Non-current liabilities – Loans, debentures and financial leases”.

Trade payables

Trade payables amounted to R$ 2,731.7 million on December 31, 2018, an increase of R$ 576.2 million in relation to December 31, 2017, mainly due to increases in suppliers accounts at Ipiranga and Oxiteno, consequence of increase in costs during 2018 and an increase in days payables outstanding in Ipiranga and Oxiteno.

Non-current liabilities

Non-current liabilities were R$ 14,362.6 million on December 31, 2018, an increase of R$ 2,711.9 million in relation to December 31, 2017. The increase in non-current liabilities is due to a higher figure for loans, debentures and financial leases.

Loans, debentures and financial leases

Loans and debentures totaled R$ 12,932.2 million on December 31, 2018, an increase of R$ 2.845,2 million in relation to December 31, 2017, principally due to new funding, but attenuated by the transfer of an amount falling due in 2019 from non-current to current liabilities, Ultrapar’s debt profile being preserved.

Equity

Ultrapar’s equity totaled R$ 9,800.0 million on December 31, 2018, an increase of R$ 176.0 million in relation to December 31, 2017 due to the increase in profit reserves, reflecting 2018 earnings.

Main changes in the consolidated statements of financial position accounts on December 31, 2017 compared with December 31, 2016

Assets

Current assets

Current assets totaled R$ 15,490.1 million as of December 31, 2017, an increase of R$ 2,124.0 million compared to December 31, 2016, mainly due to increases in cash, equivalents and financial investments, inventory and accounts receivable.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 6,285.5 million on December 31, 2017, an increase of R$ 598.8 million compared to December 31, 2017, mainly due to new loans and financings in the period.

Trade receivable and resellers’ financing

Trade accounts receivable totaled R$ 4,147.9 million on December 31, 2017, an increase of R$ 759.7 million compared to December 31, 2016, mainly due to an increase in days of sales outstanding (DSO) at Ipiranga.

Inventories

Inventories amounted to R$ 3,513.7 million as of December 31, 2017, an increase of R$ 732.3 million compared to December 31, 2016, mainly due to (i) increases in ethanol and gasoline costs throughout the year, increasing the final inventory balance of Ipiranga, (ii) increases in LPG acquisition, and (ii) the adjustment of prices of medicines set by the CMED and a larger number of newly opened stores, both increasing Extrafarma’s inventory.

Non-current assets

Non-current assets totaled R$ 12,794.2 million as of December 31, 2017, an increase of R$ 2,085.8 million compared to December 31, 2016, mainly due to increases in property, plant and equipment and intangible assets and financial investments, and also an increase in deferred income tax, trade account receivables and contractual assets with customers – exclusive rights.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 8,875.9 million as of December 31, 2017, an increase of R$ 1,187.8 million compared to December 31, 2016 due to greater investments during the period.

Liabilities

Current liabilities

Current liabilities amounted to R$ 7,009.7 million as of December 31, 2017, an increase of R$ 1,525.4 million compared to December 31, 2016, mainly due to an increase in loans, debentures and financial leases.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 3,503.7 million as of December 31, 2017, an increase of R$ 1,028.1 million compared to December 31, 2016, mainly due to transfer of the amount due in 2018 from non-current liabilities to current liabilities, partially offset by the payment of loans maturing in 2018. See “Non-current liabilities—Loans, debentures and financial leases.”

Trade payables

Trade payables amounted to R$ 2,155.5 million as of December 31, 2017, an increase of R$ 445.8 million compared to December 31, 2016, due to an increase in trade payables in all business, except for Ultracargo.

Non-current liabilities

Non-current liabilities totaled R$ 11,650.6 million as of December 31, 2017, an increase of R$ 1,536.5 million compared to December 31, 2016. The increase in non-current liabilities is mainly due to the increase in loans, debentures and financial leases.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 10,086.9 million as of December 31, 2017, an increase of R$ 1,145.4 million compared to December 31, 2016, mainly due to new loans and financings.

Equity

Ultrapar’s equity amounted to R$ 9,624.0 million on December 31, 2017, an increase of R$ 1,148.0 million compared to December 31, 2016, as a result of an increase in Capital and the association with Chevron in the lubricants segment.

Main changes in the consolidated statements of financial position accounts on December 31, 2016 compared with December 31, 2015

Assets

Current assets

Current assets totaled R$ 13,366.1 million as of December 31, 2016, an increase of R$ 3,454.8 million compared to December 31, 2015, mainly due to increases in cash, equivalents and financial investments, inventory, trade accounts receivable, insurance receivable and the creation of the Contractual Assets with Customers – exclusive rights account following the adoption of IFRS 15 in 2018 and consequent restatement of the 2016 balance sheet.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 5,686.7 million in December 31, 2016, an increase of R$ 2,180.5 million compared to December 31, 2015, mainly due to new loans and financings in the period.

Trade accounts receivable and resellers’ financing

Trade accounts receivable totaled R$ 3,388.2 million in December 31, 2016, an increase of R$ 221.0 million compared to December 31, 2015, mainly due to an increase in days of sales outstanding (DSO) at Ipiranga and the adjustment made as a consequence of IFRS 9 previously mentioned.

Inventories

Inventories amounted to R$ 2,781.4 million as of December 31, 2016, an increase of R$ 286.1 million compared to December 31, 2015, mainly due to (i) increases in ethanol and gasoline costs throughout the year, increasing the final inventory balance of Ipiranga, and (ii) the adjustment of prices of medicines set by the CMED and a larger number of newly opened stores, both increasing Extrafarma’s inventory.

Contractual assets with customers – exclusive rights

The contractual assets with customers – exclusive rights account was created following the adoption of IFRS 15 in 2018 with the restatement of the 2017 numbers and of the statements of financial position of December 31, 2016. IFRS 15 relates largely to the reclassification from selling expenses with amortization of rights under exclusive contracts with service stations (Ipiranga) to a reduction of revenue. Consequently, there was also a reclassification from intangible assets to current and non-current assets. Contractual assets with customers amounted to R$ 448.3 million on December 31, 2016.

Other

Other current assets increased R$ 405.8 million as a consequence of the registration of insurance receivables in the amount of R$ 366.7 million following the incident at Ultracargo’s terminal in Santos in April 2015.

Non-current assets

Non-current assets totaled R$ 10,708.4 million as of December 31, 2016, a decrease of R$ 93.3 million compared to December 31, 2015, mainly due to a decrease in property, plant and equipment and intangible assets following the adoption of IFRS 15 and reduction in financial investments partially compensated by the creation of the Contractual Assets with Customers – exclusive rights account following the adoption of IFRS 15 in 2018 and consequent restatement of the 2016 statements of financial position.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 7,688.1 million as of December 31, 2016, a reduction of R$ 1,044.8 million compared to December 31, 2015, mainly due to the restatement of the 2016 statements of financial position following the adoption of IFRS 15 in 2018.

Liabilities

Current liabilities

Current liabilities amounted to R$ 5,484.3 million as of December 31, 2016, an increase of R$ 1,650.9 million compared to December 31, 2015, mainly due to an increase in loans, debentures and financial leases and trade payables.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 2,475.6 million as of December 31, 2016, an increase of R$ 1,377.7 million compared to December 31, 2015, mainly due to the transfer of the amount due in 2017 from non-current liabilities to current liabilities, partially offset by the payment of loans maturing in 2016. See “Non-current liabilities—Loans, debentures and financial leases.”

Trade payables

Trade payables amounted to R$ 1,709.7 million as of December 31, 2016, an increase of R$ 249.1 million compared to December 31, 2015, mainly concentrated in Ipiranga suppliers.

Non-current liabilities

Non-current liabilities totaled R$ 10,114.2 million as of December 31, 2016, an increase of R$ 1,208.6 million compared to December 31, 2015. The increase in non-current liabilities is mainly due to the increase in loans, debentures and financial leases.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 8,941.5 million as of December 31, 2016, an increase of R$ 1,137.8 million compared to December 31, 2015, mainly due to new loans and financings.

Equity

Ultrapar’s equity amounted to R$ 8,476.1 million on December 31, 2016, an increase of R$ 501.9 million compared to December 31, 2015, as a result of an increase in profit reserves, due to earnings generated in 2017 and the association with Chevron in the lubricants segment.

Main changes in the consolidated statements of income for the year ended December 31, 2018 compared with the year ended December 31, 2017

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2018-2017
	2018		2017[1]
Net revenue from sales and services	90,698.0	100%	79,230.0	100%	14%
Cost of products and services sold	(84,537,4)	93%	(72,431.5)	91%	17%
Gross profit	6,160.6	7%	6,798.5	9%	-9%
Selling, marketing, general and administrative expenses	(4,296.7)	5%	(4,062.9)	5%	6%
Other operating income, net	57.5	0%	59.4	0%	-3%
Income from disposal of assets	(22.1)	0%	(2.2)	0%	885%
Operating income	1,899.4	2%	2,792.7	4%	-32%
Financial results	(113.5)	0%	(474.3)	1%	-76%
Equity in earnings (losses) of affiliates	(14.8)	0%	20.7	0%	-171%
Income and social contribution taxes	(638.7)	1%	(813.3)	1%	-21%
Net income	1,132.3	1%	1,525.9	2%	-26%
Net income attributable to:
Shareholders of Ultrapar	1,150.4	1%	1,526.5	2%	-25%
Non-controlling shareholders of the subsidiaries	(18.1)	0%	(0.6)	0%	2729%

Adjusted EBITDA	3,068.9	3%	3,981.0	5%	-23%

Depreciation and amortization²	1,184.3	1%	1,167.6	1%	1%

¹

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures.

²	Includes amortization of contractual assets with clients – exclusive rights.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net earnings is shown below:

R$ million	2018	2017	Δ(%) 2018 v 2017
Net income	1,132.3	1,525.9	-26%
(+) Income and social contribution taxes	638.7	813.3
(+) Financial result	113.5	474.3
(+) Depreciation and amortization	812.5	704.5
EBITDA	2,697.1	3,518.0	-23%
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	371.8	463.0
Adjusted EBITDA	3,068.9	3,981.0	-23%

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures.

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in note 15 to the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga) it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga). Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview on sales volume

	2018	2017	Δ(%) 2018 - 2017
Ipiranga (000 m³)	23,680	23,458	1%
Oxiteno (000 tons)	769	790	-3%
Ultragaz (000 tons)	1,725	1,746	-1%
Ultracargo (000 m³)	757	724	5%
Extrafarma (# of stores)	433	394	10%

Sales volume at Ipiranga rose 1% in 2018, with diesel increasing 2%, in line with the gradual recovery in the economy. Conversely, fuel volume for light vehicles (Otto cycle) was 1% less year-over-year, declining until July before resuming growth during the second half. Record ethanol production in 2018 contributed to the reduction in its prices and, consequently, drove the 45% increase in sales while gasoline sales volume recorded a decline of 14%. For Oxiteno, an increase in the demand for commodities, whose volumes rose 8%, together with the 5% reduction in specialty chemical volumes, resulted in an overall reduction of 3% in sales volume compared with 2017, a year Oxiteno reported record sales. Despite the increase in sales volume from the new plant in the USA following its startup in September, export volumes fell 4% in 2018 due to reduced demand from Mercosur countries, notably Argentina. Sales volume in the domestic market also fell 2% compared with 2017. Ultragaz’s total sales volume was down 1% in 2018, in line with the decline in the overall Brazilian market. While volume was flat year-over-year in the bottled segment, the bulk segment posted a reduction of 3%, principally due to the programmed reduction of an industrial client. Total average storage at Ultracargo was up 5% due to increased handling activity in Santos, reflecting a partial resumption of its operations in June 2017, and increased ethanol handling in Brazilian ports, notwithstanding the reduction in fuel imports in 2018. Extrafarma opened 68 new stores and closed 29 in 2018, a 10% expansion (a net increase of 39 stores) in the network.

Net revenue from sales and services

(R$ million)	2018	2017	Δ(%) 2018 - 2017
Ipiranga	76,473.4	66,950.5	14%
Oxiteno	4,748.4	3,959.4	20%
Ultragaz	7,043.2	6,071.0	16%
Ultracargo	493.6	438.4	13%
Extrafarma[1]	2,141.0	1,980.5	8%

[1]	Gross revenue.

Ultrapar reported net revenues from sales and services of R$ 90,698 million in 2018, a year-over-year growth of 14%, as a consequence of the increase in revenues at all businesses. Ipiranga posted an increase of 14% in net revenues, due principally to: (i) movements in the average costs of diesel and gasoline which recorded consecutive increases from January through September, in line with international benchmark prices and the devaluation of the Real against the US dollar; (ii) an increase in fuel value-added taxes (PIS/COFINS) in July 2017; and (iii) the strategy of constant innovation in services and convenience at the service station, creating greater customer satisfaction and loyalty. Oxiteno’s net revenues were up 20%, principally due to the 14% devaluation in the Real against the US dollar as well as an increase in the average price in US dollars of 8%, in line with the year-over-year increase in the cost of raw materials. These factors offset the effect of lower sales volumes and the greater share of commodities in the sales mix. Ultragaz’s net revenues were up 16% in 2018, largely due to readjustments in bottled and bulk LPG costs in the refineries and the differentiation and innovation strategies adopted. Ultracargo’s net revenues rose 13% in 2018, due to: (i) increased average storage following the partial resumption of activities at the Santos terminal; (ii) improved productivity at Ultracargo; and (iii) contractual readjustments for inflation. Extrafarma’s gross revenues were up 8% in 2018 due to an 11% increase in retail sales, the result of an expanded store network and the higher average number of stores. This growth was partially compensated by a 21% drop in revenues from the wholesale segment and an increase in competition in the sector. In June 2018, the Company replaced its retail IT system, temporarily affecting both retail and wholesale operations during the implementation and stabilization period.

Cost of products and services sold

(R$ million)	2018	2017	Δ(%) 2018 - 2017
Ipiranga	73,053.2	62,697.2	17%
Oxiteno	3,757.7	3,200.3	17%
Ultragaz	6,153.0	5,096.5	21%
Ultracargo	245.1	218.5	12%
Extrafarma	1,421.1	1,277.3	11%

Ultrapar’s cost of goods sold and services provided was R$ 84,537 million in 2018, up 17% from 2017 as a result of growth in all businesses. Ipiranga’s cost of goods sold was up 17%, due mainly to shifts in the costs of diesel and gasoline. The cost of goods sold at Oxiteno rose 17% in 2018, due to: (i) the increase in the cost of raw materials, principally ethylene; (ii) the 14% devaluation in the Real relative to the US dollar; and (iii) costs relating to the startup of the new industrial unit in the USA. Ultragaz’s cost of goods sold was up 21%, mainly due to the higher cost of LPG in the refineries. The cost of services provided by Ultracargo was up 12%, principally due to higher expenditures with rentals, payroll, contracting of third party services in Santos and tankage maintenance services at the terminals in addition to the payment of higher property taxes in 2018. The cost of goods sold at Extrafarma increased by 11% in 2018, mainly due to higher sales volume and the annual readjustment in pharmaceutical prices authorized by the CMED.

Gross profit

Ultrapar posted a gross profit of R$ 6,161 million in 2018, down 9% compared with 2017 due to a decline in aggregate gross profits at Ipiranga and Ultragaz.

Selling, marketing, general and administrative expenses

(R$ million)	2018	2017	Δ(%) 2018 - 2017
Ipiranga	2,149.8	2,018.0	7%
Oxiteno	735.5	668.0	10%
Ultragaz	575.7	644.5	-11%
Ultracargo	116.7	112.7	4%
Extrafarma	716.7	623.3	15%

Ultrapar’s general, administrative, sales and commercial expenses totaled R$ 4,297 million in 2018, 6% up on 2017 due to the effects of inflation on expenses and specific factors from each business unit. Ipiranga’s selling general and administrative expenses rose 7%, principally due to the consolidation of expenses relating to ICONIC (addition of expenses from Chevron’s lubricants operation and extraordinary expenses relating to the startup of the joint operation itself), which initiated in December 2017. If the expenses with the ICONIC business were excluded then sales, general and administrative expenses would have remained flat compared to 2017, as a result of initiatives adopted for reducing expenses in the light of the unfavorable operating environment in 2018. Oxiteno’s selling, general and administrative expenses increased 10%, principally due to the effect of the devaluation of the Real on expenses with international operations as well as higher payroll expenses. Ultragaz’s selling, general and administrative expenses fell 11% in 2018, the result of initiatives for reducing expenses and improved efficiencies such as lower marketing and freight expenses, mainly due to the gradual shift from CIF to FOB delivery method among its clients, as well as lower expenses with strategic consultancies and lower loss provisions. Ultracargo’s selling, general and administrative expenses were up 4% in 2018. The increase reflected: (i) higher payroll expenses due to annual salary adjustments and increased variable remuneration, in line with improved results; and (ii) higher outlays with strategic consultancies and operational safety, but attenuated by reimbursement of an incorrectly charged port management fee in previous fiscal years. Extrafarma’s selling, general and administrative expenses were up 15% in 2018, due to the 19% greater average number of stores. Excluding the effect of the new stores, sales, general and administrative expenses would have declined by 3%, principally due to the Company’s initiatives implemented for productivity gains and reducing expenses, notably in payroll and travel expenses as well as acquiring fees.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2018 amounted to R$ 1,184 million, up 1% from 2017 due to the investments made in the period. The above-mentioned amount includes amortization of contractual assets with clients – exclusive rights.

Other operating income

In 2018, Ultrapar recorded net revenues of R$ 58 million, 3% down on 2017, due to: (i) the break-up fee due after CADE’s rejection of the proposed acquisition of Liquigás, and (ii) recognition of tax credits in favor of Oxiteno with respect to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes.

Income from disposal of assets

In 2018, Ultrapar registered a net expense on property disposals of R$ 22 million compared to a net expense of R$ 2 million in 2017, the result of the writing down of IT assets at all the businesses and a more rigorous selection of non-performing drugstores at Extrafarma for closure, attenuated by the sale of real estate by Ipiranga.

Operating income

Ultrapar posted R$ 1,899 million in operating income in 2018, down 32% from 2017 because of the lower operating income reported by Ipiranga, Ultragaz and Extrafarma.

Financial result

Ultrapar’s financial result was a net expense of R$ 114 million in 2018, down R$ 361 million from the net expenses registered in 2017 despite the increase in net debt, due mainly to (i) the lower Interbank (CDI) interest rate in the period, (ii) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS/COFINS taxes calculation base, and (iii) the effects of the depreciation of Ultrapar’s share over the subscription warrants issued in the association with Extrafarma.

Net income

Ultrapar’s consolidated net income in 2018 was R$ 1,132 million, a reduction of 26% in relation to 2017, principally due to the decline in EBITDA for the period, partially compensated by the lower net financial expense.

Adjusted EBITDA

(R$ million)	2018	2017	Δ(%) 2018 - 2017
Ipiranga	2,052.4	3,066.8	-33%
Oxiteno	625.4	295.9	111%
Ultragaz	258.1	440.0	-41%
Ultracargo	178.5	124.3	44%
Extrafarma	(46.8)	23.1	na

Ultrapar’s consolidated Adjusted EBITDA reached R$ 3,069 million in 2018, a reduction of 23% compared to 2017. Ipiranga’s Adjusted EBITDA in 2018 amounted to R$ 2,052 million, 33% lower than 2017, principally due to: (i) the truckers’ strike and its impact on sales volumes, variation in margins and higher costs and non-recurring expenses in the period; (ii) the extraordinary expenses with consolidation and startup of the ICONIC operations; and (iii) the movements in fuel costs during 2018. Oxiteno’s EBITDA amounted to R$ 625 million in 2018, an increase of 111% compared with 2017, in spite of lower sales volume. The increase is largely explained by (i) the constitution of tax credits, with a net effect of R$ 186 million in EBITDA, and (ii) the depreciation of R$ 0.46/US$ in the average Real/US dollar exchange rate in 2018. If the tax credits were excluded, Oxiteno would have still reported 48% growth in EBITDA in 2018. Ultragaz’s EBITDA was R$ 258 million, 41% lower than 2017. Excluding the impact of the above-mentioned break-up fee and TCC, the Company’s EBITDA would have grown by 4%, largely reflecting the initiatives for reducing costs and expenses despite lower sales volumes. Ultracargo’s EBITDA was up 44% to R$ 178 million in 2018 due to: (i) greater handling activity at the terminals; (ii) contractual readjustments; and (iii) residual effects of the fire in April 2015 at the Santos Port terminal with a negative impact of R$ 39 million in 2017. Extrafarma recorded a R$ 47 million negative EBITDA compared with R$ 23 million in 2017 due to: (i) the impacts caused by the implementation and stabilization of the new retail management system; (ii) the non-recurring event involving a more rigorous selection of stores for closure in the third quarter of 2018; (iii) the greater number of new and still maturing stores and (iv) increased competition in the sector.

Main changes in the consolidated statements of income for the year ended December 31, 2017 compared with the year ended December 31, 2016

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2017-2016
	2017[1]		2016
Net revenue from sales and services	79,230.0	100%	77,353.0	100%	2%
Cost of products and services sold	(72,431.5)	91%	(70,342.7)	91%	3%
Gross profit	6,798.5	9%	7,010.2	9%	-3%
Selling, marketing, general and administrative expenses	(4,062.9)	5%	(4,097.4)	5%	-1%
Other operating income, net	59.4	0%	199.0	0%	-70%
Income from disposal of assets	(2.2)	0%	(6.1)	0%	-63%
Operating income	2,792.7	4%	3,105.7	4%	-10%
Financial results	(474.3)	1%	(842.6)	1%	-44%
Equity in earnings (losses) of affiliates	20.7	0%	7.5	0%	176%
Income and social contribution taxes	(813.3)	1%	(700.0)	1%	16%
Net income	1,525.9	2%	1,570.6	2%	-3%
Net income attributable to:
Shareholders of Ultrapar	1,526.5	2%	1,561.6	2%	-2%
Non-controlling shareholders of the subsidiaries	(0.6)	0%	9.0	0%	-107%

Adjusted EBITDA	3,981.0	5%	4,216.7	5%	-6%

Depreciation and amortization²	1,167.6	1%	1,103.5	1%	6%

¹

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures.

²	Includes amortization of contractual assets with clients – exclusive rights.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2017	2016	Δ(%) 2017 - 2016
Net income	1,525.9	1,570.6	-3%
(+) Income and social contribution taxes	813.3	700.0
(+) Financial result	474.3	842.6
(+) Depreciation and amortization	704.5	1,103.5
EBITDA	3,518.0	4,216.7	-17%
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	463.0	—
Adjusted EBITDA	3,981.0	4,216.7	-6%

Until 2016 the amortization of contractual assets with customers – exclusive rights (Ipiranga) was classified as amortization from intangible assets and no adjustments were necessary.

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in note 15 to the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga) it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga). Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2017	2016	Δ(%) 2017 - 2016
Ipiranga (000 m³)	23,458	23,507	0%
Oxiteno (000 tons)	790	738	7%
Ultragaz (000 tons)	1,746	1,760	-1%
Ultracargo (000 m³)	724	672	8%
Extrafarma (# of stores)	394	315	25%

Ipiranga’s sales volume remained stable compared to total sales in 2016 with a decrease in volume in the first half of the year and increasing volume in the second half. Despite the increase in fuel prices over the course of the year, the volume of light-vehicle fuels sold (Otto cycle) was up 1%, impacted by fleet expansion. In line with the economy’s performance, the volume of Diesel only began to increase in the second half, and reached year end at an accumulated reduction of 2%. In 2017, Oxiteno posted record-breaking sales volume, up 7% from 2016. This came as a result of 16% and 5% increases in the volumes of commodities and specialty chemicals, respectively, reflecting the pre-marketing volume sold to USA due to the new plant in Pasadena, along with bigger growth of internal market than the recovery of Brazil’s economy. Ultragaz’s total sales volume was down 1% in 2017. Despite the stable sales volume in the bottled segment, due to investments to add new resellers, the bulk segment posted a 3% reduction, explained by the loss of some customers to natural gas. Total average storage at Ultracargo was up 8% due mainly to the increased fuels handling at the Santos, Suape and Itaqui terminals, reflecting the partial resumption of activities and the higher demand for fuels’ handling at Brazilian ports. Extrafarma opened 100 new stores and closed 21 in 2017, for a 25% expansion (79 stores) of the network.

Net revenue from sales and services

(R$ million)	2017	2016	Δ(%) 2017 - 2016
Ipiranga	66,950.5	66,407.3	1%
Oxiteno	3,959.4	3,700.7	7%
Ultragaz	6,071.0	5,365.5	13%
Ultracargo	438.4	355.4	23%
Extrafarma[1]	1,980.5	1,674.3	18%

[1]	Gross revenue.

As consequence of the revenues increase in every business, Ultrapar’s net sales and services revenues were R$ 79,230 million in 2017, up 2% from 2016. Despite stable sales volumes, Ipiranga’s net revenues were up 1%, in line with the costs, due mainly (i) to shifts in diesel and gasoline prices, which, are now more frequently adjusted to reflect international benchmark prices, (ii) to the increase in fuels’ taxes (PIS/Cofins) in June 2017, (iii) to the greater share of gasoline in the 2017 sales breakdown, (iv) the strategy of constant fueling station services and convenience innovation, generating improved customer satisfaction and loyalty, and (v) amortization of contractual assets with customers – exclusive rights that was reclassified in 2017 to revenues reduction. Oxiteno’s net revenues were up 7%, due mainly to the greater sales volume. On the other hand, the average price of the Brazilian Real, up 9%, partly offset these effects. Ultragaz’s net revenues were up 13% in 2017, due mainly (i) to the higher cost of bottled and bulk LPG at refineries, which now follow international benchmark prices, (ii) the bigger sales volume of bottled LPG as a result of new commercial initiatives to capture new customers and resellers, and (iii) the differentiation and innovation strategy. The lower share of bulk gas in sales partly offset the revenues growth. Ultracargo’s net revenues were up 23% in 2017 due to increased average storage and greater fuels handling, improved productivity at Ultracargo and partially resumed activities in Santos. Extrafarma’s gross revenues were up 18% in 2017 due to 25% increase in retail sales (except for telephony), a result of the bigger average store network and 12% greater same store sales (except for cellular phones sales). The growth was partly offset by a 17% decrease in cellular phones revenues, and lower revenues from the wholesale segment.

Cost of products and services sold

(R$ million)	2017	2016	Δ(%) 2017 - 2016
Ipiranga	62,697.2	61,877.4	1%
Oxiteno	3,200.3	2,781.7	15%
Ultragaz	5,096.5	4,467.2	14%
Ultracargo	218.5	199.0	10%
Extrafarma	1,277.3	1,071.9	19%

Ultrapar’s cost of goods sold and services provided was R$ 72,432 million in 2017, up 3% from 2016 as a result of growth in every business. Ipiranga’s cost of goods sold was up 1%, due mainly to shifts in the costs of diesel and gasoline and to the increase in fuels’ taxes (PIS/Cofins) in June 2017. Oxiteno’s cost of goods sold was up 15% in 2017 due (i) to the greater sales volume, (ii) costs associated with the lengthy stoppage of the Oleoquímica plant, and (iii) higher pre-operational costs at the new Pasadena plant, partially compensated by a stronger Brazilian Real. Ultragaz’s cost of goods sold was up 14%, due mainly to the higher cost of LPG at refineries. Ultracargo’s cost of services provided was up 10%, due mainly to higher payroll and materials costs, in line with the greater volume in storage. Extrafarma’s cost of goods sold was up 19% in 2017, due mainly to the greater sales volume and the annual adjustment in medicine prices as authorized by the CMED.

Gross profit

Ultrapar posted R$ 6,799 million in gross profits in 2017, down 3% from 2016, as a result of the adoption of IFRS 9 and IFRS 15 and consequent restatement of 2017 financial statements.

Selling, marketing, general and administrative expenses

(R$ million)	2017	2016	Δ(%) 2017 - 2016
Ipiranga	2,018.0	2,257.6	-11%
Oxiteno	668.0	616.4	8%
Ultragaz	644.5	615.5	5%
Ultracargo	112.7	99.7	13%
Extrafarma	623.3	511.1	22%

Ultrapar’s general, administrative, sales and commercial expenses were R$ 4,063 million in 2017, down 1% from 2016 because of the effects of the adoption of IFRS 9 and 15 in 2018 with reclassifications to the better presentation of the financial statements and consequent restatement of 2017 financial statements, despite the inflation on expenses and other specific reasons in each business. Ipiranga’s general, administrative and sales expenses were down 11% due to the reclassification of selling expenses with amortization of contractual assets with customers – exclusive rights to a reduction of revenue with the adoption of IFRS 15 as from 2018 with the consequent readjustment of accounting data for 2017. The reduction was softened by (i) increase in unit freight, (ii) higher expenses with projects and strategic initiatives, particularly those connected with the association with Chevron for lubricants, and (iii) expansion of the service stations and franchises networks. Oxiteno’s general, administrative and sales expenses were up 8% due to higher freight expenses, because of the greater volume sold and pre-operating expenses at the new Pasadena plant. Ultragaz’s general, administrative and sales expenses increased by 5% in 2017. Ultracargo’s General, administrative and sales expenses were up 13% in 2017, due mainly to (i) payroll expenses because of the additional personnel, the annual salaries’ adjustment and higher variable compensation, in line with operating indicators growth, and (ii) higher costs incurred with consultancies and legal advice. Extrafarma’s general, administrative and sales expenses were up 22% in 2017. The increase is due to the 23% greater average number of stores and to non-recurring expenses with the transfer of the distribution center from Belém to Benevides, and indemnities in 1Q17. Excluding the mentioned one-off and the impacts from new stores, expenses grew below inflation as consequence of initiatives to increase productivity.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2017 were R$ 1,168 million, up 7% from 2016 because of the investments made in the period.

Other operating income

In 2017, Ultrapar posted revenues net of expenses, in other operating income of R$ 59 million, versus R$ 199 million in net revenues in 2016, due (i) to the effects of the April 2015 fire in Santos, with a positive impact of R$ 68 million in 2016, due mainly to recovery from insurers, and a negative impact of R$ 39 million in 2017; and (ii) the Cease and Desist Agreement that Ultrapar signed, with a negative impact of R$ 84 million in 2017. Ultragaz’s “Other operating income” line reached year end 2017 with net expenses of R$ 79 million, from R$ 4 million in net revenues in 2016. In 2017, Ultragaz registered R$ 84 million in expenses associated with an one-off contingency related to the signing of a Cease and Desist Agreement (“Termo de Compromisso de Cessação de Prática”) that put an end to proceedings before anti-trust authority CADE. Ultracargo’s “Other operating income” line reached year end 2017 with R$ 37 million in net expenses. In 2016, Ultracargo had R$ 134 million in revenues from fire insurance in addition to fire-linked expenses, leading “Other operating income” to R$ 71 million year end.

Income from disposal of assets

In 2017 Ultrapar posted disposal of property expenses of R$ 2 million, compared with net expenses of R$ 6 million in 2016, due mainly to the lower sales of Ipiranga real estate.

Operating income

Ultrapar posted R$ 2, 793 million in operating income in 2017, down 10% from 2016 because of the lower operating income in every business, with the exception of Ipiranga.

Financial income

Ultrapar’s financial income was R$ 474 million in net expenses in 2017, down R$ 368 million from 2016 despite the greater net debt, due mainly to the lower CDI rate for the period, and foreign exchange effects in the period.

Net income

Ultrapar’s consolidated net income was R$ 1,526 million in 2017, down 3% from 2016, mainly due to the reduced EBITDA YOY and higher amortization and depreciation because of investments made over the course of 2017. These results were partly offset by lower financial expenses in the period.

Adjusted EBITDA

(R$ million)	2017	2016	Δ(%) 2017 - 2016
Ipiranga	3,066.8	3,080.5	0%
Oxiteno	295.9	458.9	-36%
Ultragaz	440.0	446.6	-1%
Ultracargo	124.3	171.2	-27%
Extrafarma	23.1	37.1	-38%

Ultrapar’s consolidated EBITDA was R$ 3,981 million in 2017, down 6% from 2016. If adjusted by the positive one-off effects of the related to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes of Oxiteno, and by the negative effects associated with the signing of the TCC at Ultragaz and, effects related to the fire at Santos in 2015 at Ultracargo, Ultrapar’s EBITDA would have reduced 2% over 2016 results. Ipiranga’s 2017 EBITDA was R$ 3,067, stable over 2016 due mainly (i) to the strategy of constant services and convenience innovation at service stations, and (ii) improved sales breakdown with a bigger share of gasoline in the mix. Oxiteno’s 2017 EBITDA was R$ 296 million, down 36% from 2016 despite the increase in total volumes. The reduction is due mainly (i) to the R$ 0.30/US$ appreciation of the average price of the Brazilian Real in 2017, (ii) higher volatility of certain raw materials prices, (iii) the lengthy stoppage of the Oleoquímica plant, and (iv) pre-operational costs at the new Pasadena plant. Ultragaz’s EBITDA was R$ 440 million, down 1% from 2016 in spite of costs and expenses cutting initiatives, as well as commercial actions intended to capture new customers and resellers, and of the differentiation and innovation strategy. If the above-mentioned R$ 84 million contingency expense is not considered, Ultragaz EBITDA posted a 17% growth. Ultracargo’s EBITDA was down 27% to R$ 124 million in 2017. Excluding the extraordinary events, Ultracargo’s EBITDA would grow by 58%, because of increased volume handling in its terminals. Extrafarma’s EBITDA was R$ 23 million, down 38% from 2016 because of the greater number of maturing stores, which went from 45% of the chain in 2016 to 55% in 2017, and expenses with the transfer of the distribution center to Benevides. The drop was cushioned by strategic and commercial initiatives intended to reduce costs and increase efficiency.

Main changes in the consolidated statements of income for the year ended December 31, 2016 compared with the year ended December 31, 2015

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2016-2015

	2016		2015
Net revenue from sales and services	77,353.0	100%	75,655.3	100%	2%
Cost of products and services sold	(70,342.7)	91%	(68,933.7)	91%	2%
Gross profit	7,010.2	9%	6,721.6	9%	4%
Selling, marketing, general and administrative expenses	(4,097.4)	5%	(3,837.9)	5%	7%
Other operating income, net	199.0	0%	50.6	0%	293%
Income from disposal of assets	(6.1)	0%	27.3	0%	-122%
Operating income	3,105.7	4%	2,961.5	4%	5%
Financial results	(842.6)	1%	(703.3)	1%	20%
Equity in earnings (losses) of affiliates	7.5	0%	(10.9)	0%	-169%
Income and social contribution taxes	(700.0)	1%	(734.3)	1%	-5%
Net income	1,570.6	2%	1,513.0	2%	4%
Net income attributable to:
Shareholders of Ultrapar	1,561.6	2%	1,503.5	2%	4%
Non-controlling shareholders of the subsidiaries	9.0	0%	9.5	0%	-5%

EBITDA	4,216.7	5%	3,953.3	5%	7%

Depreciation and amortization	1,103.5	1%	1,002.6	1%	10%

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2016	2015	Δ(%) 2016-2015
Net income	1,570.6	1,513.0	4%
(+) Income and social contribution taxes	700.0	734.3
(+) Financial result	842.6	703.3
(+) Depreciation and amortization	1,103.5	1,002.6
EBITDA	4,216.7	3,953.3	7%

The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in note 15 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from similarly titled measures used by other companies and may not be comparable, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2016	2015	Δ(%) 2016 - 2015
Ipiranga (000 m³)	23,507	25,725	-9%
Oxiteno (000 tons)	738	725	2%
Ultragaz (000 tons)	1,760	1,697	4%
Ultracargo (000 m³)	672	655	3%
Extrafarma (# of stores)	315	254	24%

Ipiranga’s sales volume recorded a decline of 9% compared with 2015. Fuel sales volume for light vehicles (Otto cycle) reported a decrease of 9%, in spite of the effective growth of 2% in the light vehicle fleet, reflecting economic conditions, a worsening in employment levels and the increase in the relative prices of fuel compared to household income. Diesel volume was also down 9%, mirroring weakness in the economy overall. Volume sold at Oxiteno was 2% higher in 2016 as a result of a 17% expansion in commodities, in search of increased efficiency in the use of capacity and dilution of plant, above all in 1H16 to compensate for the 1% decline in specialty chemicals, a reflection of weak economic activity in Brazil. Sales volume at Ultragaz was 4% higher in 2016, with a 3% growth in the LPG bottled segment, the result of investments to increase the numbers of resellers, and 6% growth in the bulk segment due to investments in the capture of new customers. Ultracargo’s total average storage posted an increase of 3% due mainly to greater fuel handling at the Suape and Aratu port terminals although offset by the partial interruption of activities at the Ultracargo terminal in Santos in 2015 due to the fire in April of that year. Excluding operations in Santos, handling was up by 8%. Extrafarma ended 2016 with 315 stores, a 24% increase (61 stores) compared to 2015. Over the course of the year, 71 new stores were opened and ten closed.

Net revenue from sales and services

(R$ million)	2016	2015	Δ(%) 2016 - 2015
Ipiranga	66,407.3	65,349.8	2%
Oxiteno	3,700.7	4,082.5	-9%
Ultragaz	5,365.5	4,621.2	16%
Ultracargo	355.4	315.5	13%
Extrafarma[1]	1,674.3	1,336.3	25%

[1]	Gross revenue.

In 2016, Ultrapar reported net revenue from sales and services of R$ 77,353 million, a growth of 2% in relation to 2015 due to revenue growth in all the businesses with the exception of Oxiteno. Ipiranga posted a 2% increase in net revenue despite lower sales volume mainly due to (i) the increase in diesel and gasoline costs by Petrobras in October 2015 and also higher ethanol prices, (ii) the greater share of gasoline in the overall sales mix in 2016, and (iii) the strategy of constant innovation in service station services and convenience, resulting in greater customer satisfaction and loyalty. Oxiteno’s net revenue was 9% down, largely due to 15% lower average prices in US Dollars, as a consequence of lower international commodities prices and a greater share of these products in the sales mix. Decrease in net revenue was partially offset by the depreciation of 5% in the Real against the US dollar and increased sales volume. Ultragaz reported net revenues 16% higher, mainly due to (i) the increases in the cost of bottled and bulk LPG at the refineries in 2015 and 2016, (ii) higher volume sold, the result of commercial initiatives for capture of new customers and resellers, (iii) the adoption of differentiation and innovation strategies, and (iv) the increased share of the bulk segment in the composition of total sales mix. Ultracargo’s net revenue was 13% higher mainly due to the increase in average storage and higher average tariffs at the terminals. Excluding operations at the Santos terminal, net revenue was 18% higher. Extrafarma reported an 18% increase in gross revenue due to the larger average number of stores and growth of 21% in same store sales (sales in stores opened over 12 months).

Cost of products and services sold

(R$ million)	2016	2015	Δ(%) 2016 - 2015
Ipiranga	61,877.4	61,236.8	1%
Oxiteno	2,781.7	2,809.8	-1%
Ultragaz	4,467.2	3,884.6	15%
Ultracargo	199.0	151.9	31%
Extrafarma	1,071.9	900.9	19%

Ultrapar reported cost of goods sold and services provided at R$ 70,343 million in 2016, an increase of 2% in relation to 2015 due to growth recorded at all the businesses with the exception of Oxiteno. Cost of goods sold by Ipiranga was 1% higher, due to increases in diesel and gasoline costs in October 2015 and correspondingly higher ethanol costs, partially attenuated by lower sales volume. Cost of goods sold by Oxiteno fell by 1% due to lower payroll costs offset by higher sales volume, a 5% depreciation in the Real against the US dollar and increased prices of certain raw materials. Ultragaz’s cost of goods sold was 15% higher mainly due to (i) the increase in LPG costs, (ii) higher volumes, and (iii) higher unit freight costs due to the increase in product sourcing from more distant routes. Ultracargo’s cost of services provided reported growth of 31% due to higher costs with payroll and terminal maintenance. Additionally, since January 2016, some expenses have been reclassified as costs, in 2016 amounting to R$ 16 million. In Extrafarma, the cost of goods sold was 19% higher due to greater sales volume and the annual price adjustment in medicines authorized by the CMED.

Gross profit

Ultrapar posted a gross profit of R$ 7,010 million in 2016, an increase of 4% relative to 2015, due to increases in gross profits at Ipiranga, Ultragaz and Extrafarma.

Selling, marketing, general and administrative expenses

(R$ million)	2016	2015	Δ(%) 2016 - 2015
Ipiranga	2,257.6	2,087.2	8%
Oxiteno	616.4	690.8	-11%
Ultragaz	615.5	525.4	17%
Ultracargo	99.7	100.6	-1%
Extrafarma	511.1	427.5	20%

Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 4,097 million in 2016, 7% more than 2015 due to the effects of inflation on expenses and to particular aspects in each business. Selling, marketing, general and administrative expenses of Ipiranga increased by 8% due to (i) higher expenses with studies and projects for expansion and innovation, (ii) expansion in the service station and franchise network and (iii) the effects of inflation in the period, offset in part by reduced freight on lower sales volume. In Oxiteno, selling, marketing, general and administrative expenses fell 11%, mainly due to lower personnel expenses, offset by the depreciation of the Real on logistics and international units expenses, aimed by increased sales volume. Ultragaz’s selling, marketing, general and administrative expenses increased by 17% due to (i) higher expenditure on studies and projects for expansion and innovation, (ii) higher expenses with systems and support for commercial initiatives, and (iii) greater spending with advertising and marketing, highlighting key aspects of the current strategy focused on consumer convenience and services. Selling, marketing, general and administrative expenses of Ultracargo fell 1% mainly due to expenses that were considered as costs as from January 2016 and partially offset by higher payroll expenses. In Extrafarma, selling, marketing, general and administrative expenses recorded a 20% rise. The increase reflects an 18% average increase in the number of stores, the effects of inflation on payroll expenses and expenses with the launch of the new brand, partially offset by actions implemented for improving retail pharmacy management standards.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2016 were R$ 1,104 million, 10% higher than 2015 due to investments made during the course of 2016.

Income from disposal of assets

In 2016, Ultrapar recorded a net expense from the sale of assets of R$ 6 million against net revenues of R$ 27 million in 2015, mainly due to reduced real estate sales by Ipiranga.

Operating profit

Ultrapar recorded operating income of R$ 3,106 million in 2016, 5% up on 2015, due to higher operating profit at Ipiranga, Ultragaz and Ultracargo.

Financial result

Ultrapar’s financial result showed a net expense of R$ 843 million in 2016, R$ 139 million more than 2015, mainly due to (i) higher CDI rates in the period, (ii) higher net debt, and (iii) currency rate fluctuations in the period.

Net income

Ultrapar reported a consolidated net income for 2016 of R$ 1,571 million, 4% more than the net income recorded in 2015, due to growth in EBITDA between the periods, partially offset by higher financial expenses and higher amortization and depreciation, the result of investments executed during the period.

EBITDA

(R$ million)	2016	2015	Δ(%) 2016 - 2015
Ipiranga	3,080.5	2,768.8	11%
Oxiteno	458.9	739.8	-38%
Ultragaz	446.6	357.0	25%
Ultracargo	171.2	26.3	551%
Extrafarma	37.1	28.7	29%

Ultrapar’s consolidated EBITDA was R$ 4,217 million in 2016, a growth of 7% in relation to 2015 due to an increase in EBITDA at Ipiranga, Ultragaz, Ultracargo and Extrafarma. Ipiranga’s EBITDA in 2016 amounted to R$ 3.080 million, up 11% compared to 2015, despite lower sales volume, mainly due to (i) the strategy of constant innovation in service station services and convenience, (ii) the better sales mix and (iii) the reduction of the average fuels’ cost, made possible by imports. Oxiteno posted a 2016 EBITDA of R$ 459 million, a year-over-year decline of 38%, mainly due to (i) the variation in currency rates and in prices of certain raw materials, both moving in opposite directions in the comparison between 2016 and 2015, and (ii) the greater share of commodities in the product mix, attenuated by higher sales volume and by a 5% depreciation of the Real against the US dollar(R$ 0.16/US$). Ultragaz’s EBITDA amounted to R$ 447 million, 25% more than in 2015, the result of commercial initiatives for the capture of new customers and resellers and the strategy of differentiation and innovation. Ultracargo reported an EBITDA of R$ 171 million in 2016, a growth of R$ 145 million due to recoveries against insurance claims and greater handling movement. Excluding Santos operations and the effects of the fire, Ultracargo’s remaining port terminals recorded an EBITDA of R$ 100 million, 7% greater than 2015. Extrafarma reported an EBITDA of R$ 37 million, a year-over-year increase of 29% due to sales growth and actions taken to improve pharmaceutical retail management standards, partially attenuated by the larger number of stores yet to reach full maturity.

10.2 – Comments on:

a. Company’s operating results, especially:

i. Description of major components of revenues

Over the past three years, more than 90% of consolidated net revenues of Ultrapar was generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii. Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery price for commercial and industrial usage sporadically. In 2017 and 2018, LPG refinery prices were adjusted more frequently, as shown below:

	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15	Dec/16
Comercial and Industrial LPG (% readjustment)	15%	10%	6%	6%	15%	11%	4%	12%

	Apr/ 17	Jul/ 17	Aug/ 17	Sep/ 17	Nov/ 17	Dec/ 17	Jan/ 18	Feb/ 18	Mar/ 18	May/18	Jul/ 18	Sep/ 18	Nov/ 18	Dec/ 18
Comercial and Industrial LPG (% readjustment)	-4.0%	-5.2% and 8.0%	7.2%	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation. To smooth out the peaks and troughs in international prices, in January 2018, the pricing dynamic was adjusted. Currently, the period for verification of international prices and currency rates which dictate the percentages of price adjustment are the average of the preceding twelve months and no longer the monthly variation. Price movement have become quarterly and not monthly.

	Mar/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17	Jan/18	Apr/18	Jul/18	Nov/18
Residential LPG (readjustment %)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%	-5.0%	-4.4%	4.4%	8.5%

Currently there is no formal orientation for LPG prices for industrial and commercial uses. We are unable to guarantee that this tendency will continue. An eventual abrupt increase in LPG prices collected from the distributors may have an impact on the results of Ultragaz, should it not be possible to maintain operating margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 53% of its total sales in 2018. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market, once the logistics costs are usually lower than those of exports, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2018, sales of specialty chemicals represented 80% of the total volume sold by Oxiteno, lower than the percentage of 82% sold in 2017.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2016, the Real appreciated 17% against the U.S. dollar. In 2017 Real depreciated 15% against the U.S. dollar. In 2018, Real depreciated 18% against the U.S. dollar.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuates with oil prices. In 2016, oil prices ended at US$ 55/barrel, up 55% compared to 2015. In 2017, oil prices ended at US$ 67/barrel, up 21% compared to 2016. In 2018, oil prices ended at US$ 53/barrel, down 20% compared to 2017. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to maintain operating margins. The second most important raw material for Oxiteno is the palm kernel oil, whose international prices went from US$ US$ 1,747/ton in December 2016 to US$ 1,367/ton in December 2017 and to US$ 694/ton in December 2018.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2018 the light vehicle fleet continued to grow, with about 2.5 million new vehicles licensed in Brazil and estimated growth of 2.0% of the average fleet compared to 2017, reaching about 42 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2015 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 21% of total inhabitants, while in Argentina is 31% and in Mexico is 29%.

According to information provided by ANP, in 2018 national Otto Cycle volume sold remained stable despite the increase in light vehicle fleet.

Diesel sales, which in 2018 accounted for 51% of the volume sold by Ipiranga, have historically been correlated with the Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2018, the Brazilian diesel market, according to ANP data, showed a growth of 2% when compared to 2017, influenced by a recovery of the economy. The increase in fuels consumption could have a positive effect on the future volume sold by the Company and on its results.

Until 2016, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, a new dynamic for gasoline and diesel prices was established with the objective of, amongst other aspects, fluctuate prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. The prices started to fluctuate on a daily basis from June 2017 on.

In 2018, fuel costs increased in Brazil as oil prices rose globally and the real depreciated. As a consequence, at the end of May 2018 the truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods, a legal reform, among others calls.

The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing some emergency measures, such as minimum freight price table, reduction of R$ 0.46 per liter in diesel price, of which R$ 0.16 per liter in CIDE and PIS/COFINS taxes and R$ 0.30 per liter by a subvention program implemented by the government until December 31, 2018.

Initially, prices remained flat for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by ANP.

The program ended on December 31, 2018 and Petrobras returned to the previous policy adjustment according to the international market.

The following figures show the price volatility of fuels acquired by the distributors from the refineries:

Source: Petrobras

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2018, 2017 and 2016, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 3.75%, 2.95% and 6.29%, respectively. From December 31, 2018 to January 31, 2019, the variation of IPCA was 0.32%.

Financial result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2018, 2017 and 2016:

Assets and liabilities in foreign currency

(R$ million)	12/31/2018	12/31/2017	12/31/2016
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instrument)	254.2	236.4	423.9
Foreign trade accounts receivable, net of allowance for doubtful accounts and advances to foreign customers	235.1	214.9	323.4
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,382.9	930.0	600.9

	1,874.2	1,381.3	1,348.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,515.6)	(4,416.2)	(4,736.3)
Payables arising from imports, net of advances to foreign suppliers	(567.7)	(173.1)	(57.1)

	(6,083.3)	(4,589.3)	(4,793.4)

Foreign currency hedging instruments	2,483.0	1,777.6	2,206.4
Net liability position — Total	(1,726.1)	(1,430.4)	(1,238.8)

Net asset (liability) position – Income statement effect	282.7	(26.1)	24.8

Net liability position – Equity effect	(2,008.8)	(1,404.3)	(1,263.6)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,726.1 million in foreign currency:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income effect	Real devaluation	28.3	70.7	141.4
(2) Equity effect		(200.9)	(502.2)	(1,004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income effect	Real valuation	(28.3)	(70.7)	(141.4)
(4) Equity effect		200.9	502.2	1,004.4

(3) + (4)	Net Effect	172.6	431.5	863.0

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see notes 2.s.1 and 25.f.2 of the consolidated financial statement), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transaction (see note 2.c and h of the consolidated financial statement).

Interest Rate

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in note 4 of the consolidated financial statement. Borrowings primarily relate to financing from Banco do Brasil, debentures and borrowings in foreign currency, as shown in note 15 of the consolidated financial statement. The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2018, 2017 and 2016:

(R$ million)	note	12/31/2018	12/31/2017	12/31/2016
CDI
Cash equivalents	4.a	3,722	4,822	3,838
Financial investments	4.b	2,537	1,153	1,174
Asset position of foreign exchange hedging instruments – CDI	33.g	34	30	28
Loans and debentures	15.a	(8,441)	(7,987)	(5,862)
Liability position of foreign exchange hedging instruments – CDI	33.g	(2,206)	(1,877)	(2,182)
Liability position of hedging instruments + IPCA—CDI	33.g	(824)	(587)	—

Net liability position in CDI		(5,176)	(4,447)	(3,003)

TJLP
Loans –TJLP	15.a	(201)	(302)	(404)

Net liability position in TJLP		(201)	(302)	(404)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	812	984	1,150
Loans – LIBOR	15.a	(1,437)	(1,419)	(1,470)

Net liability position in LIBOR		(626)	(434)	(320)

TIIE
Loans—TIIE	15.a	(4)	(3)	(10)

Net liability position in TIIE		(4)	(3)	(10)

SELIC
Loans—SELIC		(52)	(100)	(99)
Net liability position in SELIC	15.a	(52)	(100)	(99)
Total net liability position exposed to floating rate		(6,059)	(5,287)	(3,837)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2018, due the effect of floating interest rate changes in different scenarios:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.2	0.5
Interest effect on debt in CDI	Increase in CDI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

10.3 – Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a. Introduction or disposal of operating segment

There was no introduction or disposal of operating segment in the fiscal year 2018.

b. Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2018 that have caused or are expected to cause significant effects on the Company’s financial statements.

In 2016, Ultrapar signed agreements for associations and acquisitions:

- On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, Ipiranga and Chevron hold 56% and 44%, respectively, of the association formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). On March 2, 2017, CADE issued a certificate approving the decision published on February 10, 2017. On August 1, 2017, IPP segregated the lubricants business to the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) and the operating contracts were signed. On December 1, 2017, association was concluded, through the contribution of IpiLubs to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtains direct control of CBLSA. In order to simplify the corporate structure and join companies with similar activities, IpiLubs was merged by CBLSA on November 1, 2018. In that same act, the subsidiary changed its corporate name to Iconic Lubrificantes S.A. (“Iconic”).

- On November 17, 2016, Ultrapar, by its subsidiary Companhia Ultragaz S.A, signed a sale and purchase agreement for the acquisition of Liquigás. The conclusion of the acquisition was subjected to certain conditions precedent, usual in this type of transactions, and mainly the Antitrust Authority’s approval. On February 28, 2018, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction.

c. Unusual events or transactions

Not applicable.

10.4 – Comments on:

a. Significant changes in accounting practices

Except for the statement of financial position of January 1, 2017, the financial information for 2016 is not adjusted by the adoption of IFRS 9 and IFRS 15 effective starting in 2017.

2018:

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

Equivalent CPC
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47
• Financial Reporting in hyperinflationary economies – IAS 29 and the applying the restatement approach under IAS 29 – IFRIC 7.	42 and ICPC 23

For more information see note 2.y of the financial statements filled at CVM on February 20, 2019.

2017:

There were no significant changes in accounting practices in the fiscal year 2017.

2016:

There were no significant changes in accounting practices in the fiscal year 2016.

b. Significant effects of changes in accounting practices

The tables below summarize the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, reclassifications, on consolidated statements of financial position on December 31, 2017 and January 1, 2017, on the statements of profit or loss and statements of cash flow of 2017:

Assets	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
	12/31/2016
Current assets
Trade receivables and reseller financing	3,502,322	(84,713)	(29,442)	—	3,388,167
Inventories	2,761,207	—	20,170	—	2,781,377
Contractual assets with customers – exclusive rights	—	—	448,316	—	448,316
Other current assets	6,748,267	—	—	—	6,748,267

Total current assets	13,011,796	(84,713)	439,044	—	13,366,127

Non-current assets
Contractual assets with customers – exclusive rights	—	—	989,768	—	989,768
Deferred income and social contribution taxes	417,344	28,802	13,472	—	459,618
Other non-current assets	1,429,262	—	—	—	1,429,262

Total long term assets	1,846,606	28,802	1,003,240	—	2,878,648

Investments	141,687	—	—	—	141,687
Property, plant, and equipment	5,787,982	—	—	8,436	5,796,418
Intangible assets	3,371,599	—	(1,471,527)	(8,436)	1,891,636

Total non-current assets	11,147,874	28,802	(468,287)	—	10,708,389

Total assets	24,159,670	(55,911)	(29,243)	—	24,074,516

Statements of Financial Position as of January 1, 2017

Liabilities	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
	12/31/2016
Current liabilities
Taxes payable	171,033	—	(2,647)	—	168,386
Other current liabilities	5,315,913	—	—	—	5,315,913

Total current liabilities	5,486,946	—	(2,647)	—	5,484,299

Non-current liabilities
Total non-current liabilities	10,114,166	—	—	—	10,114,166

Equity
Profit reserves	4,466,392	(55,831)	(26,596)	—	4,383,965
Other equity items	4,061,231	—	—	—	4,061,231

Equity attributable to:
Shareholders of the Company	8,527,623	(55,831)	(26,596)	—	8,445,196
Non-controlling interests in subsidiaries	30,935	(80)	—	—	30,855

Total equity	8,558,558	(55,911)	(26,596)	—	8,476,051

Total liabilities and equity	24,159,670	(55,911)	(29,243)	—	24,074,516

Statements of Financial Position as of December 31, 2017

Assets	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	Fair value CBLSA	After adoption IFRS 9 and 15
Current assets
Trade receivables and reseller financing	4,337,118	(157,198)	(32,026)	—	—	4,147,894
Inventories	3,491,879	—	21,698	—	133	3,513,710
Contractual assets with customers – exclusive rights	—	—	456,213	—	—	456,213
Other current assets	7,372,294	—	—	—	—	7,372,294

Total current assets	15,201,291	(157,198)	445,885	—	133	15,490,111

Non-current assets
Contractual assets with customers – exclusive rights	—	—	1,046,147	—	—	1,046,147
Deferred income and social contribution taxes	545,611	53,447	15,003	—	—	614,061
Other non-current assets	2,107,965	—	—	—	—	2,107,965

Total long term assets	2,653,576	53,447	1,061,150	—	—	3,768,173

Investments	150,194	—	—	—	—	150,194
Property, plant, and equipment	6,607,788	—	—	26,740	3,298	6,637,826
Intangible assets	3,727,473	—	(1,538,095)	(26,740)	75,404	2,238,042

Total non-current assets	13,139,031	53,447	(476,945)	—	78,702	12,794,235

Total assets	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Liabilities	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	Fair value CBLSA	After adoption IFRS 9 and 15
Current liabilities
Taxes payable	225,829	—	(4,300)	—	—	221,529
Other current liabilities	6,788,159	—	—		—	6,788,159

Total current liabilities	7,013,988	—	(4,300)	—	—	7,009,688

Non-current liabilities
Deferred income and social contribution taxes	38,524	—	—	—	45,118	83,642
Other non-current assets	11,566,978	—	—	—		11,566,978

Total non-current liabilities	11,605,502	—	—	—	45,118	11,650,620

Equity
Profit reserves	3,760,079	(103,468)	(26,760)	—	—	3,629,851
Valuation adjustments	159,643	—	—	—	(4,819)	154,824
Other equity items	5,461,539	—			—	5,461,539

Equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(26,760)	—	(4,819)	9,246,214
Non-controlling interests in subsidiaries	339,571	(283)		—	38,536	377,824

Total equity	9,720,832	(103,751)	(26,760)	—	33,717	9,624,038

Total liabilities and equity	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Statements of Profit or Loss for the year ended December 31, 2017

	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
Net revenue from sales and services	80,007,422	—	(474,628)	(302,780)	79,230,014
Cost of products and services sold	(72,735,781)	—	1,528	302,780	(72,431,473)

Gross profit	7,271,641	—	(473,100)	—	6,798,541
Operating income (expenses)
Selling and marketing	(2,885,311)	(72,485)	471,407	—	(2,486,389)
Other operating income (expenses) items	(1,519,410)	—	—	—	(1,519,410)

Operating income before financial income (expenses) and share of profit of joint ventures and associates	2,866,920	(72,485)	(1,693)	—	2,792,742
Financial result, net	(474,296)	—	—	—	(474,296)
Share of profit of joint ventures and associates	20,673	—	—	—	20,673

Income before income and social contribution taxes	2,413,297	(72,485)	(1,693)	—	2,339,119

Income and social contribution taxes
Current	(922,458)	—	—	—	(922,458)
Deferred	83,029	25,599	576	—	109,204

	(839,429)	25,599	576	—	(813,254)
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865

Net income for the year attributable to:
Shareholders of the Company	1,574,306	(46,825)	(976)	—	1,526,505
Non-controlling interests in subsidiaries	(438)	(61)	(141)	—	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	2.9056				2.8169
Diluted	2.8847				2.7968

Statements of Cash Flows for the year ended December 31, 2017

	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(20,673)	—	—	—	(20,673)
Amortization of contractual assets with customers – exclusive rights	—	—	463,049	—	463,049
Depreciation and amortization	1,175,951	—	(471,407)	—	704,544
PIS and COFINS credits on depreciation	13,134	—	—	—	13,134
Asset retirement obligation	(15,432)	—	—	15,432	—
Interest, monetary, and foreign exchange rate variations	854,671	—	—	—	854,671
Deferred income and social contribution taxes	(83,029)	(25,599)	(576)	—	(109,204)
(Gain) loss on disposal of property, plant and equipment and intangibles	2,242	—	—	—	2,242
Estimated credit losses on doubtful accounts	—	—	—	132,756	132,756
Provision for losses in inventories	—	—	—	(802)	(802)
Provision for post-employment benefits	—	—	—	13,968	13,968
Other provisions and adjustments	(868)	—	2,407	—	1,539

	3,499,864	(72,485)	(7,644)	161,354	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	(665,145)	72,485	(3,006)	(129,574)	(725,240)
Inventories	(605,757)	—	—	(727)	(606,484)
Other current asset items	30,860	—	—	—	30,860
Increase (decrease) in current liabilities
Taxes payable	34,707	—	—	(1,653)	33,054
Insurance and other payables	(33,955)	—	—	(15,432)	(49,387)
Other current liabilities items	1,216,294	—	—	—	1,216,294
(Increase) decrease in non-current assets
Other non-current asset items	(393,991)	—	—	—	(393,991)
Increase (decrease) in non-current liabilities
Post-employment benefits	13,209	—	—	(13,968)	(759)
Other non-current liabilities items	20,142	—	—	—	20,142
Payments of contractual assets with customers – exclusive rights	—	—	(529,732)	—	(529,732)
Income and social contribution taxes paid	(836,808)	—	—	—	(836,808)

Net cash provided by operating activities	2,279,420	—	(540,382)	—	1,739,038

Cash flows from investing activities
Acquisition of property, plant, and equipment	(1,262,558)	—	—	(39,629)	(1,302,187)
Acquisition of intangible assets	(801,971)	—	540,382	39,629	(221,960)
Other investing activities items	152,392	—	—	—	152,392

Net cash used in investing activities	(1,912,137)	—	540,382	—	(1,371,755)

Net cash provided by financing activities	340,349	—	—	—	340,349

Effect of exchange rate changes on cash and cash equivalents in foreign currency	20,214	—	—	—	20,214
Increase in cash and cash equivalents	727,846	—	—	—	727,846

Cash and cash equivalents at the beginning of the year	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the year	5,002,004	—	—	—	5,002,004

c. Exceptions and emphasis present in the auditor’s opinion

None.

10.5 – Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The financial statements include, among others, estimates mainly related to determining the fair value of financial instruments (notes 2.c, 2.l, 4, 15 and 33 of the financial statements), the determination of the allowance for doubtful accounts (notes 2.d, 5 and 33.d.3 of the financial statements), the determination of provisions for losses of inventories (notes 2 and 6 of the financial statements), the determination of deferred income taxes amounts (notes 2.m and 9.a of the financial statements), determination of control in subsidiaries (notes nº 2.g, 2.s, 3 e 12.a), determination of joint control in joint ventures (notes nº 2.g, 12.a e 12.b of the financial statements), determination of significant influence in associates (notes nº 2.g e 12.c of the financial statements), useful life of property, plant and equipment (notes 2.h and 13 of the financial statements), the useful life of intangible assets and the determination of the recoverable amount of goodwill (notes 2.j and 14.a of the financial statements), provisions for assets retirement obligations (notes 2.n and 20), provisions for tax, civil and labor liabilities (notes 2.o and 21 of the financial statements), estimates for the preparation of actuarial reports (note 2.p and 19.b of the financial statements), the fair value determination of the subscription warrants – indemnification (note 24 and 33.d of the financial statements) and the determination of exchange rate used to translation of Oxiteno Andina financial statements (note 2.s.1.ii of the financial statements).

The effective results and information of transactions may differ from these estimates when they materialize. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•

Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the allowance for estimated losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits. In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue. See notes 5 and 33.d.3.

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet Ultrapar and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. For further information on Ultrapar’s provisions for inventory losses, see note 6 of the financial statements.

Income tax and social contribution tax

Current and deferred income tax (IRPJ) and social contribution tax on net income (CSLL) are calculated based on their current rates. For the calculation of current IRPJ and CSLL, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the legislation in force on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution tax on net income. For further details about recognition and realization of IRPJ and CSLL, see note 9 of the financial statements.

Investments in subsidiaries, associates and joint ventures.

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%. See note 3.b to our consolidated financial statements for additional information on our investments in subsidiaries. Investments in associates and joint ventures are accounted for under the equity method of accounting in consolidated financial statements. An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control. See note 12 to our consolidated financial statements for additional information on our investments in associates and joint ventures.

Provision for civil and labor tax risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see note 21 of the financial statements).

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see notes 2.n and 20 of the financial statements) less accumulated depreciation and, when applicable, less provision for losses.

Depreciation is calculated using the straight-line method, for the periods mentioned in note 13 of the financial statements, taking into account the useful life of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see note 14 of the financial statements):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in note 14 to our consolidated financial statements, taking into account their useful lives, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see note 14 items a and e of the financial statements).

Impairment of Assets

The Company and its subsidiaries review, quarterly, the existence of any indication that an asset may be impaired and annually for intangible assets with undetermined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which it is calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

On December 31, 2018, the discount and real growth rates used to extrapolate the projections ranged from 8.4% to 13.9% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 5.6 million for subsidiary Oxiteno Andina for the year ended December 31, 2018 (see note 2.s.1.ii of the financial statements). The main reason for the impairment recognized is Venezuela’s political and economic situation.

Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11 of the financial statements).

Provisions for assets retirement obligations

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see note 20 of the financial statements). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

Fair value of financial instruments

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income when the disposal of the foreign subsidiary occurs.

For further detail on financial instruments of the Company and its subsidiaries, see notes 4, 15, 24 and 33.j. of the financial statements.

Employee Benefits and Private Pension Plan

Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring Company and its subsidiaries do not guarantee the amounts or the duration of the benefits received by each employee that retires.

Ultrapar and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by the administration on December 31, 2018 and are recorded in the financial statements.

Significant actuarial assumptions adopted include:

Economic factors	12/31/2018	12/31/2017
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.00	9.51
Average projected salary growth rate	7.85	8.38
Inflation rate (long term)	4.00	4.50
Growth rate of medical services	8.16	8.68

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table – Weak light

Fair value of the Subscription Warrants – indemnification

Indemnification subscription warrants’ fair value is measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For more information about Extrafarma’s acquisition, see notes 24 and 33 of the financial statements.

Exchange Rate used in the translation of financial statements – Oxiteno Andina

The characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On August 20, 2018, the Venezuelan Central Bank put into effect the currency conversion (elimination of five zeros of the currency) and the Bolivar Soberano (“VES”). This implies a change in the monetary scale to simplify commercial transactions and accounting records, being the Bolivar Soberano traded as of December 31, 2018 at the variable exchange rate of 636.58 VES/US$ for sale and 638.18 VES/US$ for purchase.

10.6. – Issuer’s off-balance sheet items

a. Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i.	Operating leases, assets and liabilities

See “Item 10.6.b. Other off-balance sheet arrangements”.

ii.	Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii.	Future purchase and sale of products or services contracts

See “Item 10.6.b. Other off-balance sheet arrangements”.

iv.	Unfinished construction contracts

Not applicable.

v.	Other future financing agreements

Not applicable.

b. Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31, 2018:

Contractual Obligations (off-balance sheet)		Payment due by period
(R$ million)	Total	Up to 1 year	between 1 and 3 years	between 3 and 5 years	More than 5 years
Estimated planned funding of pension and other post-retirement benefit obligations (1)	609.6	23.5	49.9	54.0	482.2
Purchase obligations – raw material (2)	1,588.7	476.2	952.3	160.2	—
Purchase obligations – utilities (3)	163.9	44.7	64.8	54.4	0.0
Minimum movement obligations – cargo (4)	87.1	10.7	21.4	21.4	33.6
Operating lease (5)	961.8	167.6	250.4	250.4	293.4

	3,799.4	777.9	1,511.7	688.1	821.7

(1)	The estimated payment amount was calculated based on a 4.5% inflation assumption.
(2)

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)

Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros—in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) In Aratu, 397,000 tons per year until 2031, and of 900,000 tons per year until 2022; e (ii) In Suape, 250,000 tons per year until 2027 and 400,000 tons per year until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2018, these rates per ton were R$ 6.99 for Aratu and R$ 2.54 for Suape.

(5)

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2018, Ultrapar and its subsidiaries did not have losses in connection with these collaterals. (See note 15.k).

Vendor
2018
Term	Less than 91 days
Maximum amount of future payments related to these guarantees	R$ 2.8 million

10.7 – Off-balance sheet items

a. How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.6.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract:

(R$ million)	Estimated planned funding of pension and other post- retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	—	—	—	—	—
Cost of sales and services	(75.0)	(1.588.7)	(163.9)	(87.2)	—
Gross profit	(75.0)	(1.588.7)	(163.9)	(87.2)	—
Operating expenses
Selling expenses	(144.5)	—	—	—	(682.9)
General and administrative expenses	(390.2)	—	—	—	(15.0)
Income from sale of assets	—	—	—	—	—
Other operating income, net	—	—	—	—	(263.0)

Operating income	(609.7)	(1.588.7)	(163.9)	(87.2)	(961.9)
Financial results	—	—	—	—	—
Financial expenses	—	—	—	—	—

b. Nature and purpose of the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

c. Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

10.8. – Discussion on the main elements of the issuer’s business plan:

a. Investments

i.	Quantitative and qualitative description of the investments in progress and the estimated investments

Ultrapar’s 2018 investments net of divestments and repayments were R$ 1,947 million.

Ipiranga invested R$ 957 million in 2018, practically 50% allocated to the expansion of the service stations network (through branding unbranded stations, opening new stations and capturing new customers), am/pm and Jet Oil franchises and logistics facilities. The remaining 50% was invested in network renovation and maintenance and logistics infrastructure. Out of the total investment, R$ 388 million related to property, plant and equipment and additions to intangible assets, R$ 390 million to contractual assets with clients (exclusive rights) and a further R$ 179 million to financing clients and leasing advances, net of repayments. In 2018, Oxiteno invested R$ 467 million, principally allocated to the construction of the plant in the United States and in the expansion and maintenance of its industrial units as a whole. Ultragaz invested R$ 225 million in 2018, mainly in the bulk segment, replacement and acquisition of gas bottles and information technology. Ultracargo invested R$ 162 million in 2018, mainly allocated to the expansion of the Itaqui and Santos terminals and adjustments and maintenance to existing infrastructure. Extrafarma invested R$ 118 million in 2018. This amount was largely allocated to the opening of new stores and the new information systems platform.

Ultrapar’s investment plan for 2019 totals R$ 1,762 million and is indicative of the Company’s commitment to the sustainable growth of its businesses and operating excellence.

At Ipiranga, the approved limit for investments is R$ 824 million, approximately 50% being allocated to expansion of the resellers network with the addition of fueling stations and am/pm and Jet Oil franchises and the expansion of logistics infrastructure with the construction and expansion of two and three bases, respectively.. The remaining 50% will be invested in maintenance and modernization of Ipiranga’s activities, principally the renewal of reseller contracts and information to support the operations.

The investment of R$ 319 million approved for Oxiteno will be used mainly for technological modernization of the Company’s productive units and information systems, in addition to investments in safety, with a view to efficiency gains and increased productivity.

At Ultragaz, investments of R$ 279 million were approved for the: (i) capture of new clients in both the bottled and bulk segments; (ii) replacement and acquisition of gas bottles; (iii) expansion and maintenance of the filling plants; and (iv) in information technology with a view to efficiency gains and as part of the innovation strategy.

Ultracargo is expected to invest R$ 161 million in increased tankage at the Itaqui and Santos terminals, adding 16% to the Company’s total capacity over the course of the second half of 2019, and in the continuing improvement in safety and infrastructure at the terminals.

Extrafarma plans to invest R$ 158 million for expanding the store network with the rollout of new stores as well as expanding its logistical infrastructure and IT capability.

Ultrapar possesses the characteristics of an entrepreneurial organization, increasingly selective and prudent in the decisions it takes on the allocation of capital and seeking to be more assertive in its investments. The Company’s capacity to plan and execute the strategic initiatives in the investment plan, combined with the opportunities for inorganic investments, will ensure the continuation of a sustained growth trajectory, maintaining the protagonism achieved over Ultra’s more than 80 years of history.

ii.	Sources of financing investments

For further details on the sources of financing investments, see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” and “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.	Relevant disposals in process and forecasted disposals

There are no significant divestitures in progress or planned.

b. Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity.

c. New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. Oxiteno’s research and development expenditures in 2018, 2017 and 2016 were R$ 57 million, R$ 53 million and R$ 50 million respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists of its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 72 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities.

In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have been contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. Additionally, the offer of convenience and services at the service stations aims at greater satisfaction to the customers, and therefore more value perceived. In addition to fueling its vehicles, the consumer can also shop at am/pm convenience stores, that has more than 900 bakeries, and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network.

In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiatives of Ipiranga, currently with more than 29 million participants.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached, in 2018, 1,182 service stations in Brazil.

In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the creation of ConectCar. ConectCar started its operations in 2013 and reached, in 2018, over 392 thousand active customers, and is now available in almost all toll roads in Brazil. The chip installed on the vehicle windshield will allow the automatic opening of toll gates at lower costs, through a prepaid system and free tuition. The client may buy the chip at Ipiranga’s service stations. In 2015, ConectCar announced a new strategic partner, Redecard, which acquired 50% of OTP interest. This new partner provides ConectCar the opportunity to expand its services to new markets, continuing with its purpose of providing the customers with mobility, convenience, flexibility and, above all, differentiated benefits.

In 2014, the novelty was the “Beer Cave”, a new beverage shopping experience for customers in am/pm stores. It is a cold room with a wide variety of labels of domestic and imported beers. Approximately 545 am/pm shops throughout Brazil had already implemented the model by 2018.

Also in 2014, Ipiranga launched an integrated supply solution, concentrating logistics and distribution for am/pm stores in one single structure: am/pm Supplies. This initiative aims to facilitate am/pm operations, improve the competitiveness of franchisees and ensure a higher quality product assortment, improving the quality of the service and adding more value to customers and franchisees.

Currently, am/pm Supplies operates 4 distribution centers, located in the states of Rio de Janeiro, São Paulo, Paraná e Rio Grande do Sul, that supply the stores with the main categories, except tobacco and ice cream. Also in 2015, Ipiranga new configurations of the am/pm store concept, which increases the offer of convenience in urban service stations by offering fresh products – fruits, vegetables, meats – and a broader range of fast foods. Ipiranga also launched, in the state of São Paulo, the “am/pm Station”, a model developed for service stations located in highways, offering long-distance travelers more comfort and personal care products.

In 2016, Ipiranga developed and launched Abastece Aí app, an initiative to integrate platforms and offer even more comfort and benefits to the final customer. Through the app, customers can program or decide in the gas station the option of refueling, which is recognized by the pump manager. Customers can also pick the benefits of his preference and end the refueling process safely with the Km de Vantagens password. Abastece Aí is present in over 5,000 service stations and reached over 1.4 million active customers in 2018.

Ipiranga also launched in 2016 the DT Clean gasoline, formulated with one of the latest additivities technology, that recovery the original performance of the engine, improves its service life and fuel efficiency. Additionally 2017 Ipiranga launched Octapro, a high-octane gas that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves performance.

In 2017, further strengthening its products offer at am/pm stores, Ipiranga launched Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2018, there were 15 Wine Cave units installed in the states of Minas Gerais, São Paulo, Rio de Janeiro, Santa Catarina, Paraná and Amazonas.

10.9.—Discussion on other relevant factors which affected the operational performance

Not applicable. There are no other relevant factor that affected the Company’s operational performance in 2018.

EXHIBIT IV – ALLOCATION OF NET EARNINGS

(According to annex 9-1-II of CVM Instruction 481/2009)

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2018

1. Inform net earnings for the fiscal year	1,150,421

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared¹
Total amount	684,565
Amount per common shares (R$)—Interim dividends	0.56
Amount per common shares (R$)—Complementary dividends	0.70

3. Inform the percentage of distribution of net earnings for the fiscal year	60%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years	—

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	—

Gross amount—Dividends common shares	—

b. Form and term of dividend and interest on equity payments

Form of payment	—

Payment term	—

c. Any levy of monetary restatement and interest on dividends and interest on equity	—

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	—

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	304,241

b. Inform the date of the respective payments	08.20.2018

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2018

7. Provide a comparative table indicating the following value per share of each type and class:

a. Net earnings for the fiscal year and for the three (3) previous years[2]
Amount per common shares (R$)—12.31.2018	2.12
Amount per common shares (R$)—12.31.2017	2.91
Amount per common shares (R$)—12.31.2016	2.88
Amount per common shares (R$)—12.31.2015	2.76

b. Dividends and interest on equity distributed in the three (3) previous years

12.31.2017	950,895
Amount per common shares (R$)—Interim dividends	0.85
Amount per common shares (R$)—Complementary dividends	0.90

12.31.2016	907,269
Amount per common shares (R$)—Interim dividends	0.80
Amount per common shares (R$)—Complementary dividends	0.87

12.31.2015	871,309
Amount per common shares (R$)—Interim dividends	0.80
Amount per common shares (R$)—Complementary dividends	0.80

8. If there is destination of earnings to the legal reserve

a. Identify the amount allocated to legal reserve	57,521

b. Detail the method for the calculation of the legal reserve	Art. 193—Brazilian Corporate Law—Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	—

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	—

c. Identify if any unpaid portion is cumulative	—

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	—

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	—

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2018

10.With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaws	Bylaws—Art. 55—item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	—

11.In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	—

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	—

c. Justify the retaining of dividend	—

12.In the event of destination of net earnings to the contingency reserve

a. Identify the amount allocated to the reserve	—

b. Identify any probable loss and the reason therefore	—

c. Explain why the loss is considered probable	—

d. Justify the establishment of the reserve	—

13.In the event of destination of net earnings to the unrealized profit reserve

a. Identify the amount allocated to the profit reserve	—

b. Inform the nature of unrealized profits which originated the reserve	—

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2018

14.In the event of destination of net earnings to statutory reserve[3]

a. Describe the statutory clauses which establish the reserve	Bylaws—Art. 55—item c)

b. Identify the amount allocated to the reserve[4]	411,720

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of its capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of its capital, and once reached that limit, the Shareholders meeting may decide on the application of the excess in capital increase or in the distribution of dividends.

15.In the event of retention of profits under the capital budget

a. Identify the amount retained	—

b. Provide a copy of the capital budget	—

16.In the event of destination of net earnings to the tax incentive reserve

a. Identify the amount allocated to the reserve	—

b. Explain the nature of the destination	—

[1]

The values presented in item 2 include the amount of dividends identified at item 6, as well as the amount of R$ 380,324, according to the dividends declared by the Board of Directors on February 20, 2019, with payments to the shareholders from 03.13.2019 onwards.

[2]	Number of shares used for the earnings per share calculation does not include shares held in treasury of the Company.
[3]

Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law and item c of Article 55 of the Company’s Bylaws in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments.

[4]	The amount also includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 215 and expired dividends in the amount of R$ 3,170.

EXHIBIT V – ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

EXHIBIT V – ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12.	Annual General Shareholders’ Meeting and Management

12.5.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Board of Directors

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller	Consecutive terms
Alexandre Gonçalves Silva	03/06/1945	Engineer	022.153.817-87	Board of Directors (Effective—independent)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	3
Jorge Marques de Toledo Camargo	04/28/1954	Geologist	114.400.151-04	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	3
José Maurício Pereira Coelho	08/04/1966	Accountant	853.535.907-91	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	3
Lucio de Castro Andrade Filho	04/01/1945	Engineer	061.094.708-72	Board of Directors (Effective)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	19
Nildemar Secches	11/24/1948	Engineer	589.461.528-34	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	14
Flavia Buarque de Almeida	08/04/1967	Businesswoman	149.008.838-59	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0
Joaquim Pedro Monteiro de Carvalho Collor de Mello	08/01/1978	Businessman	085.081.467-79	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0
Pedro Wongtschowski	04/24/1946	Engineer	385.585.058-53	Board of Directors (Effective)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	4
José Galló	09/11/1951	Businessman	032.767.670-15	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0
Ana Paula Vitali Janes Vescovi	04/08/1969	Economist	862.654.587-87	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0

Fiscal Council

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller	Consecutive terms
Marcelo Amaral Moraes	07/10/1967	Economist	929.390.077-72	Member of Fiscal Council (Effective)	04/10/2019	Until 2020 AGM	—	No	0
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of Fiscal Council (Effective)	04/10/2019	Until 2020 AGM	—	No	11
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of Fiscal Council (Effective)	04/10/2019	Until 2020 AGM	—	No	01
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	04/10/2019	Until 2020 AGM	—	No	13
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Member of Fiscal Council (Alternate)	04/10/2019	Until 2020 AGM	—	No	01
Paulo Cesar Pascotini	07/20/1959	Accountant	246.904.300-04	Member of Fiscal Council (Alternate)	04/10/2019	Until 2020 AGM	—	No	04

All members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

i.	Main professional experience over the last 5 years

Board of Directors

Alexandre Gonçalves Silva

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current) • Member of the People and Organization Committee (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Embraer S.A.	• Chairman of the Board of Directors (2011-current)	Publicly traded company engaged in the production of aircrafts.	No
Votorantim Cimentos	•Member of the Board of Directors (2016 – current)	Company in the cement production segment	No
Companhia Nitro Química Brasileira	• Member of the Board of Directors (2012 – current)	Company in the segment of production of nitrocellulose,	No
Rio Galeão	•Member of the Board of Directors (2019 – current)	Operation and maintenance of Tom Jobim Airport	No
Tecsis – Tecnologia e Sistemas Avançados S.A.	• Member of the Board of Directors (2013 – 2016)	Company engaged in the production of blades for wind energy generation.	No

Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Prumo Logística S.A.	• Member of the Board of Directors and of the Strategy Committee (2014 – current)	Logistics infrastructure company.	No
Odebrecht S.A.	• Member of the Board of Directors (2018 – current)	Company engaged in logistic segment.	No
Instituto Brasileiro de Petróleo, Gás e Biocombustíveis—IBP	• President (2015 – current) • Member of the Board of Directors and Officer (2010 – current)	Organization to promote the oil industry.	No
CEBRI – Centro Brasileiro de Relações Internacionais	• Member of the Board of Strategic Curatorship (2018 – current)	Think tank of international relations of Brazil	No
Nexans Brasil S.A.	• Member of the Strategic Consultative Council (2014 – current)	Electrical materials manufacturer.	No
McKinsey & Comp, Inc. Brasil	• Senior Consultant (2012 – current)	Consulting company.	No
Mills Estruturas e Serviços de Engenharia S.A.	• Member of the Board of Directors (2011 – current)	Brazilian specialized engineering services company.	No
Karoon Petróleo e Gás S.A.	• Consultant of the Board of Directors (2011 – 2016)	Company engaged in the exploration and production of oil and gas, concentrated in South America.	No
Statoil do Brasil Ltda.	• Senior Consultant (2010 – 2014)	Company engaged in the exploration and production of oil and gas.	No
Energy Ventures	• Member of the Consultative Council and Operating Partner (2010 – 2015)	Venture capital fund focused on investments in new technologies for the oil industry.	No

José Maurício Pereira Coelho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Banco do Brasil S.A.	• Vice-chairman of Financial Management and Investor Relations (2015 – 2017) • Chief Financial Officer (2012 – 2015) • Capital Markets Officer (2009 – 2012)	Financial institution.	No
BB Seguridade Participações S.A.	• Chief Executive Officer (2017 – 2018)	Financial institution.	No
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	• Chief Executive Officer (2018 – current)	Management Fund	No
Celpe – Companhia Energética de Pernambuco (Grupo Neoenergia)	• Alternate member of the Fiscal Council (2004 – current)	Public utility company in Pernambuco.	No
Visa Vale CBSS S.A.	• Member of the Board of Directors (2006 – current)	Financial Institution	No
BAF – Brasil Aconselhamentos Financeiros	• Member of the Board of Directors (2006 – current)	Financial Consultant	No
Prono Petroquímica	• Alternative Member of the Fiscal Council	Production and commercialization of plastic bags	No
Ativos S.A.	• President of the Fiscal Council	Credit Securitization and Collection management	No
BB Securities LLC, NY	• Member of the Board of Directors (2009 – 2015)	Financial institution.	No
BB Securities Limited, London	• Member of the Board of Directors (2009 – 2015)	Financial institution.	No
Banco do Brasil Aktiengesellschaft (BB AG), in Austria	• Member of the Board of Directors (2012 – 2015)	Financial institution.	No
BB Securities Asia Pte. Ltda., in Singapure	• Member of the Board of Directors (2012 – 2015)	Financial institution.	No
Cielo S.A.	• Member of the Board of Directors (2012 – current)	Merchant acquiring and payment processing company.	No
Cosern – Companhia de Energia do Rio Grande do Norte (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Rio Grande do Norte.	No
Coelba – Companhia de Eletricidade do Estado da Bahia (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Bahia.	No
Confederação Nacional das Empresas de Seguros Gerais	• Board Member (2017-2018)	Association to represent the Companies involved in General Insurance Segment	No

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Vice-chairman of the Board of Directors (1998-current) • Member of the People and Organization Committee (2017—current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Ultra S.A. Participações	• Officer (1982-current) • Member of the Board of Directors (1982-2018)	Holding that owns 22% of Ultrapar’s capital.	Yes

Nildemar Secches

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2002-current) • Member of the People and Organization Committee (2011-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Itaú Unibanco Holding S.A.	• Member of the Board of Directors (2012-current)	Financial institution.	No
Weg S.A.	• Member of the Board of Directors (1997- current)	Manufacturing and trading of engines, electrical equipment and coatings.	No
Suzano Papel e Celulose S.A.	• Member of the Board of Directors (2008- current)	Cellulose and paper industry.	No
Grupo Iochpe-Maxion	• Member of the Board of Directors (2004-current)	Industrial holding.	No

Pedro Wongtschowski
Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• President of the Board of Directors (2018 -current) Member of the Board of Directors (2013-current) • Member of the People and Organization Committee (2015-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Ultra S.A. Participações	• Officer (current) • Member of the Board of Directors (until 2018)	Holding that owns 22% of Ultrapar’s capital.	Yes
Embraer S.A.	• Member of the Board of Directors (2015– current)	Publicly traded company engaged in the production of aircrafts.	No
Votorantim S.A.	• Member of the Board of Directors (2017 – current)	Investment Portfolio Manager	No
CTC – Centro de Tecnologia Canavieira	• Member of the Board of Directors (2015 – current)	World’s main center for the development and integration of disruptive technologies of the sugar-energy industry.	No
Fundação de Amparo à Pesquisa do Estado de São Paulo—FAPESP	• Chairman of the Superior Board (2015—current)	Development agencies promoting scientific and technological research in the country. With autonomy guaranteed by law, FAPESP is linked to the Secretary of Economic Development, Science, Technology and Innovation.	No
EMBRAPII – Empresa Brasileira de Pesquisa e Inovação Industrial	• Chairman of the Board of Directors (2013-current)	Organization to promote and foster the implementation of research, development and innovation projects in the industrial sector through the cooperation with technological research institutions, under the signing of a contract with the Ministry of Science, Technology and Innovation as a supervisory body, and with the Ministry of Education.	No
ANPEI – Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras	• Chairman of the Superior Board (2015-current)	Entity representing innovative companies of Brazil.	No
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Chairman (2015-current)	Private institute for studies on the national industry and development.	No
CNC – Conselho Nacional de Ciência e Tecnologia da Presidência da República do Brasil	• Member (2017-current)	Advisory body to the President of Brazil for the formulation, implementation and evaluation of the National Science, Technology and Innovation Policy, as a source and an integral part of the country’s development plans, goals and priorities.	No
FEBRABAN – Federação Brasileira dos Bancos	• Member of the Consultant Board (2018 – current)	Contribute to economic, social and sustainable development of Brazil	No

Flavia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Península Capital S.A.	• Managing Partner (2013 – current)	Company specialized in investments.	No
O3 Gestão de Recursos Ltda.	• Executive Officer (current)	Company specialized in investments.	No
BRF S.A.	• Member of the Board of Directors (current)	Company in the food segment.	No
Groupe Carrefour S.A.	• Member of the Board of Directors (current)	Company in the retail segment.	No
W2W E-Commerce de Vinhos S.A.	• Member of the Board of Directors (current)	Company in the retail segment.	No
GAEC Educação S.A.	• Member of the Board of Directors (current)	Company in the education segment.	No
Lojas Renner S.A.	• Member of the Board of Directors (2011 – 2016)	Company in the retail segment.	No
FB&RL Holding de Participação Ltda.	Partner (current)	Company specialized in investments.	No

Joaquim Pedro Monteiro de Carvalho Collor de Mello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Monteiro Aranha S.A.	• Investor Relations Officer and Alternative Member of the Board of Directors (current)	Participation in other companies.	No
Klabin S.A.	• Member of the Board of Directors (current)	Company engaged in industrial and commercial exploitation.	No
Gestora de Recursos Charles River	• Executive Officer and Member of the Board of Directors (current)	Management Resources	No
Organização Arnon de Mello	• Executive Officer	Media Conglomerate	No

José Galló

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Lojas Renner S.A.	• Chief Executive Officer (1999 – current) • Member of the Board of Directors (1998—current)	Company in the retail segment.	No
Localiza Rent a Car	• Member of the Board of Directors (current)	Company in the rent a car and fleet management segment.	No
Itaú Unibanco Holding S.A.	• Member of the Board of Directors (current)	Financial Institution	No
Instituto do Desenvolvimento do Varejo	• Member of the Board of Directors (current)	Association engaged in the development of the retail segment	No
Câmara de Dirigentes Lojistas de Porto Alegre	• Vice-President Officer (current)	Association engaged in the development of the retail market of Porto Alegre	No
Endeavour Brasil	• Ambassador in Rio Grande do Sul (current)	Non-Profit Organization	No
SLC Agrícola S.A.	• Member of the Board of Director (2007 -2016	Agriculture commodities	No

Ana Paula Vitali Janes Vescovi

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Caixa Econômica Federal	• Chairman of the Board of Directors (2018)	Financial institution	No
Federative Republic of Brazil	• Secretary of the National Treasury (2016-2018)	Executive Power	No
Federative Republic of Brazil	• Secretary of the National Treasury (2016)	Executive Power	No
Centrais Elétricas Brasileiras - Eletrobrás	• Member of the Board of Directors (2016-2017)	Electric Energy	No
IRB – Instituto Brasileiro de Resseguros	• Member of the Board of Directors (2016-2017)	Reinsurance	No

Fiscal Council

Effective members

Marcelo Amaral Moraes

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Vale S.A.	• President of the Fiscal Council (2004—current)	Company in the mining segment.	No
CPFL energia S.A.	• Member of the Fiscal Council (2017-current)	Company engaged on electric energy production.	No
Linx S.A.	• Member of the Fiscal Council (2018-current)	Company in the segment of software and retail management.	No
Gol Linhas Aéreas Inteligentes S.A.	• President of the Fiscal Council (2018 – current)	Company in the aviation segment.	No
Odebrecht Previdência	• Observed Member of the Risk and Investment Committee (2018-current)	Entity of Complementary Pension	No
Aceco TI S.A.	• President of the Fiscal Council (2016-2018)	Company in the data centers segment.	No
Eternit S.A.	• Member of the Board of Directors (2016-2018)	Company in the roofing segment.	No
Capital Dynamics	• Executive Officer (2012-2015)	Private Asset Management Company	No

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Fiscal Council (2017-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Gerdau S.A.	• Accounting Director (1998-2012) • Accounting process owner (1998-2012) • Member of the Fiscal Council (2015-current)	Steel industry.	No
Metalúrgica Gerdau S.A.	• Member of the Fiscal Council (2014-current)	Steel industry.	No
Dimed S.A. Distribuidora de Medicamentos	• Member of the Fiscal Council (2013-2015)	Publicly listed company dedicated to retail pharmacy.	No
Puras FO	• Member of the Board of Directors (2013-2015)	Office dedicated to the management of investments and assets.	No
Luzes do Mundo Ltda.	• Founder	Company focused on lighting products—decorative and technical, representing renowned international brands.	No

William Bezerra Cavalcanti Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Fiscal Council (2018-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
QGEP – Queiroz Galvão – Exploração e Produção S.A.	• Alternative Member of the Fiscal Council (2014 – current)	Company engaged in the exploration and production of oil and gas.	No
CPFL Energia S.A.	• President of the Fiscal Council (2013 – current)	Company engaged in the electric energy sector.	No
General Shopping S.A.	• Member of the Fiscal Council (2014-current)	Company engaged in management, planning and trading of shopping centers	No
Log-In S.A.	• Member of the Fiscal Council (2014-current)	Development and business management for business benefits card.	No
Norte Energia S.A.	• Member of the Fiscal Council	Company engaged in the electric energy sector.	No

Alternative members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007-atual)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes

Paulo Cesar Pascotini

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2014 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Instituto Brasileiro de Governança Corporativa	• Member of the Board of Directors (2018-2018)	Development of Corporate Governance in Brazil.	No
Instituto Brasileiro de Governança Corporativa	• Member of the Fiscal Council (2018-2018)	Development of Corporate Governance in Brazil.	No
Banco do Brasil S.A.	• Executive Manager (2009-2012)	Financial institution.	No

Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005-current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Grupo Iochpe-Maxion	• Member of the Audit Committee (2005-2013)	Industrial holding	No
PriceWaterhouseCoopers (PWC)	• Retired partner (2004)	Audit	No
Associação Brasileira das Companhias Abertas—ABRASCA	• ABRASCA Award Reviewer Best Annual Report—4th year—since 2014	Non-profit association for the defense of publicly held companies.	No
Alma Clínica de Doenças Nervosas S/S Ltda.	• Administrative and Finance Officer (2013 – current)	Family owned medical clinic	No

ii.	All management positions currently held in other companies or Third Sector organizations

Board of Directors

Alexandre Gonçalves Silva

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
American Chamber of Commerce for Brazil (AMCHAM)	• Counselor (2003 – current)	Commercial Association.	No

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Associação Arte Despertar	• Member of the Consultative Council (2005-currrent)	Education.	No

Flavia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Instituto Península	• Board member	Education nonprofit organization.	No
DRCLAS Brasil – David Rockefeller Center of Latin American Studies	• Board member	Education nonprofit organization.	No
LAVCA – Association for Private Capital Investment in Latin America	• Board member	Nonprofit organization.	No

Fiscal Council

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
ONG Parceiros Voluntários	• Vice-Chairman	NGO dedicated to the qualification of people and institutions, through social technologies and volunteering.	No
Casa Menino Jesus de Praga	• Member of the Board of Directors	Institution to support the needy children with multiple disabilities.	No

n.	Events occurred over the last 5 years, related to:

i.	any criminal sentence

ii.	any judgment in administrative proceeding by CVM and the penalties applied

iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

The Members of the Board of Directors and Fiscal Council informed the Company that there were no criminal conviction in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6.	Percentage of participation in meetings held in the last term

Board of Directors

Effective member	Number of meetings held by the Board of Directors from May/17 to March/19	% of participation of the effective member in the meetings
Alexandre Gonçalves Silva	21	87,5%
Jorge Marques de Toledo Camargo	24	100%
José Maurício Pereira Coelho	24	100%
Paulo Guilherme Aguiar Cunha	15	62,5%
Lucio de Castro Andrade Filho	23	95,83%
Nildemar Secches	22	91,66%
Pedro Wongtschowski	24	100%

Mr. Joaquim Pedro Monteiro de Carvalho Collor de Mello, Mr. José Galló, Mrs. Ana Paula Vescovi and Mrs. Flávia Buarque Almeida were no longer effective members of the Board of Directors during the mentioned period.

Fiscal Council

Effective member	Number of meetings held by the Board of Directors from April/18 to March/19	% of participation of the effective member in the meetings
Geraldo Toffanello	14	100%
William Bezerra Cavalcanti Filho	14	100%

Mr. Marcelo Amaral Moraes was not an effective member of the Fiscal Council during the mentioned period.

12.7.

Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, even if such committees or structures are not established by the Bylaws

Mr. Pedro Wongtschowski, Alexandre Gonçalves Silva, Lucio de Castro Andrade Filho e Nildemar Secches effective Members of the Company’s Board of Directors and candidates for re-election to their positions currently compose the People and Compensation Committee. Considering that they also serve as members of the Board of Directors, information on such members is already described in items 12.5 and 12.6.

The other candidates appointed for the Board of Directors hold no position in any other body or committee of the Company or its subsidiaries.

12.8.

Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

People and Organization Committee

Effective member	Number of meetings held by the Compensation Committee from May/17 e March/19	% of participation of the effective member in the meetings
Pedro Wongtschowski	14	100%
Alexandre Gonçalves Silva	10	100%
Lucio de Castro Andrade Filho	14	90,9%
Nildemar Secches	14	100%

12.9.	Material relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors:

None.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

b.	any of the Company’s direct or indirect controlling shareholders

None.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

None.

EXHIBIT VI – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

Management and Fiscal Council Compensation Proposal

A – Management’s compensation proposal

The proposal for the maximum annual limit of the Management compensation for the period between May 2019 and April 2020 is R$ 72,000,000.00 (seventy-two million Reais), of which R$ 12,000,000.00 (twelve million Reais) refers to compensation for the members of the Board of Directors and R$ 60,000,000.00 (sixty million Reais) for the Company’s Executive Officers, including R$ 12,193,532.00 (twelve million, one hundred and ninety-three thousand, five hundred and thirty-two Reais) relative to the stock-based compensation plan and post-retirement benefits.

The total amount proposed is 8% higher than the amount approved in the Annual General Shareholders’ Meeting held on April 11, 2018 for the period between May 2018 and April 2019. The increase reflects the readjustment of inflation, higher number of members of the Board of Directors and higher number of advisory bodies to the Board of Directors. The global compensation effectively recognized in this period is estimated to be 33% lower than the amount approved in 2018, mainly due to (i) the values of the variable compensation that were lower than the maximum value planned, consistent with the reduction of the financial results in relation to the amount projected for the year; (ii) the inferior average number of members of the Board of Directors than expected; and (iii) lower average salary of the Executive Officers, due to the replacement of two Directors.

B – Compensation proposal for the members of the Fiscal Council

The proposal for the total compensation of the members of the Fiscal Council for the term of office (between May 2019 and April 2020) is R$ 63,264.00 (sixty-three thousand, two hundred and sixty-four Reais) monthly, with a monthly payment of R$ 18,500.00 (eighteen thousand, five hundred Reais) to the chairman of the Fiscal Council and R$ 17,110.00 (seventeen thousand, one hundred and ten Reais) to the other effective members¹.

The amount proposed is equal to the amount approved in the Annual General Shareholders’ Meeting held on April 11, 2018 for the period between May 2018 and April 2019. The global compensation effectively recognized on this period is aligned with the amount approved.

Further information, including policies or practices about the compensation of the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, is available at Exhibit V, which reflects the information required on item 13 of the Reference Form (Management’s Compensation). We highlight that the amounts included in this compensation proposal is not the same from those of Exhibit V because of different reference periods of the documents.

¹ Monthly individual compensation for members of the Fiscal Council does not include charges on payroll.

EXHIBIT VII – ITEM 13 OF THE REFERENCE FORM

13 – Management Compensation

13.1 – Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Officers, Fiscal Council, statutory committees and risk, financial, compensation and audit committees, addressing the following aspects:

a.

Purpose of the compensation policy or practice, informing if the compensation policy was formally adopted, body responsible for approving it, date of the approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

The purposes of Ultrapar’s compensation policy and practices for its administrative bodies are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s long-term strategy, and (iii) to recognize the contribution and retain professionals, based on market references.

Following these principles, Ultrapar adopts a competitive compensation plan, including the utilization of metrics to value creation in order to establish variable compensation targets, benefits in line with market practices and a stock ownership plan.

Ultrapar’s compensation policy was approved by the People and Organization Committee, advisory body of the Board of Directors, on December 04, 2017.

According to the management proposal before the Annual and Extraordinary Shareholders’ Meeting of April 10, 2019, Ultrapar has submitted to its shareholders the proposed amendment to the bylaws for the purposes of alignment with New Market Regulations. Once the bylaws have been amended, the Company will submit to its Board of Directors the adjustments needed for its Compensation Policy, which are currently being reviewed for the purposes of alignment with said regulations, and whose deadline for alignment is the Annual Shareholders’ Meeting of 2021.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•	Fixed compensation:

o

Fees: a monthly amount composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position, and attempting to maintain levels compatible with the compensation of the directors of companies comparable with Ultrapar. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

o

Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the director’s compensation. If a director is appointed for more than one specialized committee, the monthly amount is equivalent to 50% of the director’s compensation, independent of the position held in the Board of Directors.

•	Variable compensation: not practiced.

Fiscal Council

•	Fixed compensation:

o

Fees: a monthly amount approved by the Annual General Shareholders Meeting, composed exclusively by compensation and contribution to the social security, in order to remunerate the responsibility and complexity inherent to the position of member of the fiscal council. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average monthly salary of the Statutory Officers. The Chairman earns a higher amount than other members of the Fiscal Council as a result of the position held.

•	Variable compensation: not practiced.

Statutory Executive Officers

•	Fixed compensation:

o

Salary: a monthly amount paid with the purpose of compensate the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional, and attempting to maintain levels compatible with those of comparable companies.

o

Direct and indirect benefits: the fixed compensation of Executive Officers includes contribution to social security, vacation bonus, thirteenth salary, health care plan, FGTS, group life insurance and physical checkup, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•	Variable compensation:

o

Short-term: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is pegged to economic and non-economic goals, in each case in line with the Company’s strategic planning.

•

Share ownership compensation plan: Ultrapar has since 2003 adopted stock-based compensation to reinforce the alignment between the long-term interests of executives and shareholders and to retain executives. According to the terms of the stock plan in force since 2017, two different programs exist that aim to ensure retention of key executives and professionals and make a relevant portion of their compensation contingent on shareholder value generation.

•

Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is facultative and calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her reference salary. In addition, besides the contribution FGTS, Ultrapar established in 2010, and revised in 2018, a planned end-of-career policy with the purpose of preparing the executive for his or her severance from the Company and to enable a planned succession process for the Company’s leadership. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company.

People and Organization Committee

•	Fixed compensation:

o

Participation in Committee: the members of the People and Organization Committee – currently made up of directors only – are entitled to a monthly amount, equivalent to 1/3 of a Director’s fees. If a director be nominated for more than one statutory committee, the monthly amount is equivalent to 50% of the fees of a Director. Furthermore, based on market practices, Ultrapar will assign to any external members a monthly amount paid as compensation for the responsibilities and complexity inherent to the position, and each member’s individual contribution and experience. For improved management and functioning of the activities of the statutory advisory committees to the Board of Directors, the Annual and Extraordinary Shareholders’ Meeting to convene on April 10, 2019, has before it a proposed amendment to the Company’s Bylaws intended to provide for the position of coordinator in each committee. Said position shall be entitled to additional salary not to exceed 25% of a Director’s fees.

Financial Investments and Risk Committee

•	Fixed compensation:

o

Participation in Committee: The members of the Financial Investments and Risk Committee, among which Executive Officers, do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

Conduct Committee

•	Fixed compensation:

o

Participation in Committee: the members of the Conduct Committee shall receive no compensation, with the exception of the external member, who shall have a monthly fee payable, based on market practices, for compensating the responsibility and complexity inherent to the position as well as for the professional’s individual contribution and experience. Members of the Conduct Committee who have positions with Ultrapar or any of its controlled companies shall receive, for their participation in this committee, no additional compensation from the Company or its controlled companies besides that received for their executive positions.

ii.	concerning the past 3 fiscal years, what was each element’s proportion relative to overall compensation

The table below presents the proportion of each component in the overall management compensation in 2017, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Executive Officers	57%	32%	4%	3%	4%	100%
People and Organization Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The table below presents the proportion of each component in the overall management compensation in 2016, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Executive Officers	50%	24%	3%	20%	3%	100%
People and Organization Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The table below presents the proportion of each component in the overall management compensation in 2015, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	40%	41%	7%	0%	12%	100%
People and Organization Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•

Fixed compensation: the fixed compensation of the Directors is calculated taking into consideration the position’s complexity, as well as benchmarked against other companies, considering their size, complexity and area of activities, and biannually reviewed in the light of the foregoing criteria.

Fiscal Council

•

Fixed compensation: the fixed compensation of the members of the Fiscal Council is annually reviewed, taking into consideration the compensation of the Executive Officers, and benchmarked against other companies, considering their size, complexity and area of activities. Additional details are provided in “Item 13.1.b.i. Description and purpose of each compensation component.”

Executive Officers

Officers’ fixed and short-term variable compensations are set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and impact on earnings. The sum of the fixed and short-term variable portions aims to maintain the company competitiveness towards the relevant market in the event of the achievement of 100% of the targets established for variable compensation.

•

Fixed compensation: annually reviewed based on market practices, identified through salary surveys (considering companies of a size, complexity and operations comparable to Ultrapar) as well as the evolution of the professional’s experience and responsibility. Benefits are based on market references.

•

Short-term variable compensation: grounded on the concept of profit sharing, this component is planned based on a salary multiple that varies with the executive’s level and respective market benchmark, and conditioned upon the Company’s economic performance (70%) and on the individual performance (30%), all targets related to the Company’s and the individual executive’s performance being established in accordance with the strategic planning.

•

Share plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors and the value attributed to such grant corresponds to the Company’s share price at the granting date. The effect recognized in net earnings corresponds to the total amount of the shares granted accrued over the vesting period.

•	Post-retirement benefit: discretionary and reflecting the executive’s period in the Company, age and fixed compensation.

People and Organization Committee

•

Participation in Committee based compensation: biannually reviewed based on the Board of Directors compensation and on market references considering companies of a size and operations comparable to Ultrapar.

Financial Investments and Risk Committee

•

Participation in Committee: The members of the Financial Investments and Risk Committee, among which Executive Officers, do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

Conduct Committee

•

Participation in Committee: the members of the Conduct Committee, including Ultrapar’s Statutory Executive Officers, shall not receive,, for their participation in this Committee, any compensation from Ultrapar or its controlled companies for in addition to the compensation received for their executive positions. Only external members shall receive compensation for their participation in this committee, such compensation to be set based on market practices, as previously discussed.

iv.	Reasons supporting the composition of the compensation

The Company’s compensation strategy is composed by short and long-term elements which are balanced according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

v.	The existence of non-compensated members and supporting reasons

All the members of the Board of Directors, Fiscal Council, Executive Officers of the Company and member of the People and Organization Committee are compensated.

Except for the external member of the Conduct Committee, members of the Financial Investments and Risk Committee and from the Conduct Committee do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

c.	Key performance indicators considered for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•

Short-term variable compensation: EVA® growth targets established for each Business and for Ultrapar and achievement of individual targets, which shall be mainly tangible and associated with the operational and commercial performance of the Business, people development and project execution, among other objectives.

•

Stock plan: the retained portion is a function of the executive’s time with the Company and an expectation on its future contribution to the Company’s goals. According to the terms of the stock plan in force since 2017, there are two programs, one of which is conditioned only to the executive’s time with the Company. The second program establishes that, in addition to the shares conditioned to the executive’s time with the Company, an equal amount of shares to be transferred in case financial goals as previously determined by the Board of Directors are met. For the plan established in 2018 return on invested capital (ROIC) goals have been defined.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments on capacity, skills and competence.

•	Short-term variable compensation: evolution due to the progression of the Company’s results can change between zero and two times the planned amount.

•

Stock plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation. The portion that takes into account the Company’s performance target is conditioned on the attainment of the target set by the Board of Directors, and shall be zero otherwise.

e.	How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to economic value added growth targets, that is the main interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the strategic plan approved by the Board of Directors., Short-term compensation shall be linked to annual growth goals of value generation and individual goals associated with priority matters for the Company. The stock plan turns executives into shareholders of the Company and is a strong element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of the Company’ Statutory Officers is supported by its subsidiaries or controlled companies, as a result of their activities as managers of such companies . For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

h.	Practices and procedures adopted by the Board of Directors for defining the individual compensation of the Board of Directors and the Executive Board, indicating:

i.	The issuer’s organs and committees that take part in the decision-making process, identifying in what way they participate;

ii.	Criteria and methodology used to fix individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies;

iii.	With what frequency and in what way does the Board of Directors evaluate the suitability of the issuer’s compensation policy;

Ultrapar elaborates annual studies on and analyses of the Administration’s compensation under the purview of the People and Organization, which also reviews the parameters and the guidelines of the Executive Compensation Policy and other benefits given to administrators. After making modifications that are found to be necessary, the Committee prepare compensation proposals and submits them to the Board of Directors.

The studies prepared by the Company aim to ensure the competitiveness of the compensations for the Board of Directors and the Executive Officers and adopt market surveys as a parameter to benchmark its practices, considering companies of a size, complexity and operations comparable to Ultrapar.

The parameters on which the administrators compensation rely are annually reviewed by the People and Organization Committee.

13.2 – Compensation recognized in the results of 2016, 2017, 2018 and estimated for the fiscal year 2019 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized for the fiscal year 2016

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Total number of members¹	9.00	6.00	7.00	22.00
Number of compensated members¹	9.00	3.00	7.00	19.00
Annual fixed compensation	5,721.6	697.2	18,351.6	24,770.3
Salary	4,307.9	567.8	11,047.7	15,923.4
Direct and indirect benefits	—	—	3,146.8	3,146.8
Participation in committees	360.0	—	—	360.0
Others[2]	1,053.7	129.3	4,157.1	5,340.1
Variable compensation	—	—	18,705.0	18,705.0
Bonus	—	—	—	—
Profit sharing[3]	—	—	16,232.2	16,232.2
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others[4]	—	—	2,472.8	2,472.8
Post-retirement benefit	—	—	3,336.2	3,336.2
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	5,427.4	5,427.4

Total compensation	5,721.6	697.2	45,820.2	52,238.9

¹	Number of members according to CVM/SEP Official Letter/3/2019.
²

Includes (i) the partial donation of the compensation of a member of the Board of Directors and a member of the Fiscal Council to a charity indicated by them and (ii) social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/3/2019.

[3]	The value in 2016 was recognized according to the results achieved.
[4]	Long-term variable compensation.

Compensation recognized for the fiscal year 2017

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members¹	9.00	6.00	7.00	22.00
Number of compensated members¹	9.00	3.00	7.00	19.00
Annual fixed compensation	6,552.0	747.6	21,814.7	29,114.3
Salary	4,916.0	623.0	11,449.7	16,998.7
Direct and indirect benefits	—	—	3,213.3	3,213.3
Participation in committees	544.0	—	—	544.0
Others²	1,092.0	124.6	7,151.7	8,368.3
Variable compensation	—	—	10,651.4	10,651.4
Bonus	—	—	—	—
Profit sharing³	—	—	17,110.0	17,110.0
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others[4]	—	—	(6,458.6)	(6,458.6)
Post-retirement benefit	—	—	1,096.0	1,096.0
Benefits due to the interruption in the exercise of the position	—	—	8,793.9	8,793.9
Stock-based compensation	—	—	1,398.5	1,398.5

Total compensation	6,552.0	747.6	43,754.5	51,054.1

¹	Number of members according to CVM Official Letter/3/2019.
²	Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/3/2019.
³	The value in 2017 was recognized according to the results achieved.
[4]	Long-term variable compensation.

Compensation recognized for the fiscal year 2018

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members¹	8.33	6.00	7.00	21.33
Number of compensated members¹	8.33	3.00	7.00	18.33
Annual fixed compensation	6,566.4	774.2	19,111.2	26,451.8
Salary	4,896	645.2	11,103.3	16,644.5
Direct and indirect benefits	—	—	4,267.3	4,267.3
Participation in committees	576.0	—	—	576.0
Others²	1,094.4	129.04	3,740.5	4,964.0
Variable compensation	—	—	10,826.9	10,826.9
Bonus	—	—	—	—
Profit sharing³	—	—	10,826.9	10,826.9
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	—	—	—	—
Post-retirement benefit	—	—	1,223.2	1,223.2
Benefits due to the interruption in the exercise of the position	—	—	905.1	905.1
Stock-based compensation	—	—	1,406.6	1,406.6

Total compensation	6,566.4	774.2	33,472.9	40,813.6

¹	Number of members according to CVM Official Letter/3/2019.
²	Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/3/2019.
³	The value in 2018 was recognized according to the results achieved.

Projected compensation for the fiscal year 2019

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members¹	10.0	6.00	7.00	23.0
Number of compensated members¹	10.0	3.00	7.00	20.0
Annual fixed compensation	10,146.6	759.2	23,822.3	34,728.1
Salary	6,453.0	632.6	14,179.9	21,265.8
Direct and indirect benefits	—	—	4,679.4	4,679.4
Participation in committees	2,002.5	—	—	2,002.5
Others²	1,691.1	126.5	4,963.0	6,780.6
Variable compensation	—	—	19,121.0	19,121.0
Bonus	—	—	—	—
Profit sharing³	—	—	19,121.0	19,121.0
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others[4]	—	—	—	—
Post-retirement benefit	—	—	1,142.5	1,142.5
Benefits due to the interruption in the exercise of the position	—	—	3,182.9	3,182.9
Stock-based compensation	—	—	10,313.9	10,313.9

Total compensation	10,146.6	759.2	57,582.5	68,488.3

¹	Number of members according to CVM/SEP Official Letter/3/2019.
²	Includes estimated social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/3/2019.
[3]	Value projected for 2019 assumes the achievement of the proposed targets.

13.3 – Variable compensation in the fiscal years of 2016, 2017, 2018 and estimated compensation for the fiscal year 2019 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2016	9.00	6.00	7.00	22.00
Number of compensated members 2016¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	17,764.5	17,764.5
Amount effectively recognized results	N/A	N/A	16,232.2	16,232.2

[1]	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nº3/2019.
²

For the portion related to individual performance, the evaluation typically ranges from 50% to 150% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 150% of individual goals.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2017	9.00	6.00	7.00	22.00
Number of compensated members 2017¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	19,586.9	19,586.9
Amount effectively recognized results	N/A	N/A	17,110.0	17,110.0

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nº3/2019.
²

For the portion related to individual performance, the evaluation typically ranges from 50% to 150% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 150% of individual goals.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2018	8.33	6.00	7.00	21.3
Number of compensated members 2018¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	17,802.2	17,802.2
Amount effectively recognized results	N/A	N/A	10,826.9	10,826.9

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nº3/2019.
²

For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 120% of individual goals.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2019	10.00	6.00	7.00	23.00
Number of compensated members 2019¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount provided in the compensation plan in 2019, upon achievement of the goals established	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount provided in the compensation plan in 2019, upon achievement of the goals established	N/A	N/A	19,121.0	19,121.0

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nº3/2019.
²

For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 120% of individual goals.

13.4 – Concerning the share compensation plan for the Board of Directors and Statutory Officers in force in the previous fiscal year and projected for the current fiscal year, describe:

a.	General terms and conditions

Ultrapar has since 2003 adopted a stock plan under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 7 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods end in 2024.

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new share-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company or of its subsidiaries. The information with respect to share-based compensation included in this compensation plan reflects both plans.

The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People and Organization Committee’s recommendation. There is no mandatory annual compensation required. The number of shares to be used shall be subject to the availability of such shares in Treasury and shall be limited to 1% of the equity capital on the date of the plan’s approval, corresponding to 5,560,451 shares.

The members of the Board of Directors are not eligible beneficiaries of the stock plan.

Ultrapar does not have an active stock ownership option plan.

b.	Primary purposes of the plan

The primary purposes of the Company’s shares compensation plan are to (i) encourage the Company’s sustainable expansion and results and the achievement of its business goals, fostering the alignment of long-term interests across shareholders, managers and employees; and (ii) reinforce the ability to attract, retain and effectively motivate highly qualified executives and employees.

Additional details are provided in items: See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

c.	How the plan contributes to the achievement of the purposes

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “Relationship between the compensation policy or practice and the interests of the Company”

d.	How the plan fits into the Company’s compensation policy

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “How the compensation practice or policy aligns with the issuer’s short-, medium- and long-term interests”.

e.	How the plan aligns the management’s and Company’s short-, medium- and long-term interests

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. How the compensation practice or policy aligns with the issuer’s short-, medium- and long-term interests.

f.	Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury and shall be limited to 1% of the equity capital on the date of the plan’s approval, corresponding to 5,560,451 shares. In December 31, 2018, 13,390,149 shares were held in treasury. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.5. Share compensation plan—information on shares granted to the Statutory Officers”.

g.	Maximum number of options to be granted

Not applicable.

h.	Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. Considering the shares granted on both stock plans approved on annual shareholders meetings held in 2003 and 2017, these shares will remain in treasury, for a period that may range from 3 to 7 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

Performance shares can also be granted and their transfer is subjected to the accomplishment of Company’s financial goals throughout the vesting period. These shares shall not be subject to beneficial ownership. The goals are previously determined by the Board of Directors and for the plan established in 2018 return on invested capital (ROIC) goals have been defined.

i.	Criteria for setting the acquisition or exercise price

Not applicable.

j.	Criteria for setting the exercise period

Not applicable.

k.	Settlement method

Not applicable.

l.	Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 3 to 7 years, period in which the executive holds only beneficial ownership of such shares. After the aforementioned period and the transfer of property to the executives, the shares can be freely traded. See Item 13.5. “Share compensation plan – information on shares granted to the Statutory Officers”.

The grant of performance shares, of which the transfer is subjected to the accomplishment of Company’s financial goals throughout the vesting period. If the goals that previously determined by the Board of Directors are not met, the shares will not be granted.

An executive may only transfer his or her shares after the effective transfer (vesting).

m.	Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

In the light of the stock plan, the beneficiaries of the plan can be granted with the maximum steak of 1% of the Share Capital of the Company on the date of approval of the stock plan at the Extraordinary Shareholders Meeting, corresponding to 5,564,051 common shares on April 11, 2018. This number of shares con be adjusted by eventual splits, reverse stock split or stock bonus.

n.	Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The transfer of effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in each contract.

In the case of termination for reasons of retirement or permanent invalidity, recognized by social security, effective ownership of the shares whose property has not yet been transferred, but whose beneficial ownership is already in place, as well as of performance shares not yet granted, but whose performance goals have been achieved until the date of the event shall be transferred to the executive in a percentage proportional to the waiting period completed until the date of the event.

13.5 – Share compensation plan – information about shares granted to the Statutory Officers

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new incentive plan based on shares which establishes the terms and general conditions for the grant of common shares issued by the Company held as treasury stock, which may or may not involve awarding usufruct over any portion thereof for transfer, after a period from 3 to 6 of ownership to officers or staff of the Company or its subsidiaries.

The members of the Company’s Board of Directors shall not be eligible for the stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The tables below present a summary of the information on shares granted and transferred to Statutory Officers in the last 3 fiscal years, as well as transfers projected for the current fiscal year:

2016	Shares granted	Shares vested
Total number of members	7	7
Number of compensated members	1	2	3	1	1
Granted/Transfered date¹ ²	03/04/16	11/10/16	11/11/16	12/15/16	12/17/16
Number of shares³	50,000	133,600	46,664	10,000	13,332
Price assigned to the shares granted (R$/share)	65.34	11.63	26.78	31.85	20.75
Period for the share effective ownership to be transferred	March-21	na	na	na	na
	March-22
	March-23

2017	Shares granted			Shares Vested
Total number of members	7			7
Number of compensated members	1	1	2	3	3	1
Granted/Transfered date	03/13/17	11/08/17	11/08/17	11/08/17	11/13/17	12/15/17
Number of shares³	100,000	120,000	7126³	33,334	46,672	10,000
Price assigned to the shares granted (R$/share)	67.99	77.14	77.14	42.90	26.78	31.85
Period for the share effective ownership to be transferred	March-22	October-23	November-20	na	na	na
	March-23		November-21
	March-24		November-22

2018	Shares granted		Shares Vested
Total number of members	7		7
Number of compensated members	2	1	2	1
Granted/Transfered date	04/04/18	09/24/18	11/08/18	12/14/18
Number of shares³	19.240³	120,000	20,000	10,000
Price assigned to the shares granted (R$/share)	68.70	36.80	42.90	31.85
Period for the share effective ownership to be transferred	April-21	September-24	na	na
	April-22
	April-23

2019	Shares to be granted
Total number of members	7
Number of compensated members	2	2	1
Transfer date forecast	03/05/19	11/08/19	12/10/19
Number of shares³	22,800	20,000	23,334
Price assigned to the shares granted (R$/share)	52.15	42.90	50.64

¹	Includes shares granted from 2004 to 2008 to certain officers who were not Statutory Officers of Ultrapar at the granting date.
²

The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting on February 10, 2011.

³

Subjected to the accomplishment of Company’s economic and financial goals throughout the vesting period, the same amount of shares can be transferred to the Executive Directors as performance shares. The performance shares are not submitted to the grant of usufruct.

Assuming that the amount of shares granted follows the average of the shares granted in the last years, we estimate that 150 thousand additional shares will be granted to Statutory Officers in 2019.

13.6 – Concerning stock options outstanding

Not applicable, Ultrapar does not have a stock option plan opened.

13.7 – Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In 2016, the effective ownership of 203,596 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2006, 2009, 2010 and 2011. In 2017, (i) the beneficial ownership of 227,126 shares was granted to Statutory Officers and (ii) the effective ownership of 90,006 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2010, 2011 and 2012. In 2018, (i) beneficiary ownership of 139,240 shares was granted to Statutory Officers; and (ii) the effective ownership of 30,000 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2011 and 2012. Additionally, Ultrapar does not have an open stock option plan.

Statutory Officers	2018		2017		2016
Total number of members		7		7		7
Number of compensated members		4		5		5
Number of shares granted		30,000		90,006		203,596
Weighted average price of transferred shares (R$/share)	R$	39.22	R$	33.31	R$	16.69
Value gap between acquisition price and market value of the acquired shares	R$	0.00	R$	0.00	R$	0.00

13.8 – Information necessary for the understanding of items 13.5 to 13.7

The price assigned to the shares granted corresponds to the market price of the Company’s shares at the granting date. The price may be, retroactively adjusted, as the case may be, to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by Extraordinary General Meeting in February 10, 2011. As reported earlier, Ultrapar does not have an active stock option plan.

In “Item 13.7. – Exercised stock options and shares delivered relative to the stock purchase plan of the Statutory Board”, the price attributed to the transferred shares corresponds to the book value of the shares held as treasury stock, as specified in Official Circular/CVM/SEP/no2/2018.

13.9 – Number of shares or quotas and any other securities convertible into shares or quotas issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Statutory Executive Officers, or of the Fiscal Council, grouped by organ:

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31, 2018.

	Total number of shares	%
Board of Directors	168,140	0.0%
Direct ownership	140	0.0%
Indirect ownership	168,000	0.0%
		0.0%
Fiscal Council	—	0.0%
Direct ownership	—	0.0%
Indirect ownership	—	0.0%
		0.0%
Statutory Officers	1,102,116	0.2%
Direct ownership	1,097,916	0.2%
Indirect ownership	4,200	0.0%
Total	1,270,256	0.2%

Shares representing the capital	556,405,096	100.0%

Changes in Ultrapar’s ownership occurred after December 31, 2018 are not included in the table above.

The members of the Board of Directors, Executive Officers and Fiscal Council do not hold shares of the Company’s subsidiaries.

13.10 – Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers
Total number of members	8.33	7.00
Number of compensated members¹	0.00	7.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement²	N/A	0
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members³ (in thousand of Reais)	N/A	13,662.3
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousands of Reais)	N/A	1,096.5
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹	Only considering members under the retirement plan as specified in Official Circular/CVM/SEP/nº2/2018.
²	Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
³	Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11 – Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers

Statutory Officers
	31-Dec-2018	31-Dec-2017	31-Dec-2016
Total number of members	7.00	7.00	7.00
Number of compensated members	7.00	7.00	7.00
Highest individual compensation (Reais)	9,824,057.20	9,354,955.00	13,254,200.00
Lowest individual compensation (Reais)	3,190,690.99¹	3,851,001.00	4,062,000.00
Average individual compensation (Reais)	4,781,847.30	6,250,643.00	6,545,700.00
		Annual basis

¹	The lowest individual compensation was calculated excluding the statutory officer who held the position for less than 12 months.

Board of Directors
	31-Dec-2018	31-Dec-2017	31-Dec-2016
Total number of members	8.33	9.00	9.00
Number of compensated members	8.33	9.00	9.00
Highest individual compensation (Reais)	1,612,800.00	1,667,520.00	1,526,400.00
Lowest individual compensation (Reais)	518,400.00¹	492,480.00	432,000.00
Average individual compensation (Reais)	787,968.00	728,000.00	635,700.00
	Annual basis

¹	The lowest individual compensation was calculated excluding the statutory officer who held the position for less than 12 months.

Fiscal Council
	31-Dec-2018	31-Dec-2017	31-Dec-2016
Total number of members	6.00	6.00	6.00
Number of compensated members	3.00	3.00	3.00
Highest individual compensation (Reais)	266,400.00	262,080.00	254,200.00
Lowest individual compensation (Reais)	246,384.00	242,452.80	227,500.00
Average individual compensation (Reais)	258,074.83	252,266.40	232,400.00
	Annual basis

13.12 – Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to FGTS, Ultrapar implemented in 2010 a planned retirement policy. This policy was superseded and replaced by the end-of-career policy approved by the People and Organization Committee on April 24, 2018, which aims to prepare each executive for severance and to structure succession plans in the Company. Application of the policy is discretionary and the amount of the resulting post-retirement benefit mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, Fiscal Council and Executive Officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, contingent upon payment of a net annual premium in the amount of R$ 1,485,128, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of willful misconduct or gross negligence comparable to willful misconduct.

13.13 – Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Ultra S.A. Participações, is the main individual shareholder, with 21.5% of the shares issued by Ultrapar. Until the migration of Ultrapar to Novo Mercado segment of corporate governance in 2011, Ultra S.A. was the former controlling shareholder and, for the purposes of compliance with the Novo Mercado regulations, on august 16, 2011, signed a contract for membership in B3’s Novo Mercado as former controlling shareholder of Ultrapar.

The percentage of the compensation of members of the Board of Directors who are related parties of Ultra S.A. on the overall compensation paid to such bodies 50% in 2016, 50% in 2017 and 47% in 2018. No Statutory Officers are related parties of Ultra S.A.

13.14 – Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries.

13.15 – Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2016, 2017 and 2018.

The whole compensation of Statutory Officers is supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is directly supported by the Company.

	Statutory Officers – 2016
(in thousand of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	4,837.6	2,230.1	120.6	4,071.6	1,158.0	3,508.7	188.1	1,761.8	467.7	18,344.2
Salary	2,819.7	1,382.8	70.2	2,546.1	661.2	2,101.2	107.4	1,057.6	294.1	11,040.3
Direct and indirect benefits	2,017.9	847.3	50.4	1,525.5	496.8	1,407.5	80.7	704.2	173.6	7,303.9
Variable compensation	6,029.4	2,533.2	—	3,700.6	511.8	4,406.8	83.1	1,088.2	359.3	18,712.4
Profit sharing	4,793.0	2,533.2	—	3,700.6	511.8	3,170.4	83.1	1,088.2	359.3	16,239.6
Others	1,236.4	—	—	—	—	1,236.4	—	—	—	2,472.8
Post-retirement benefit	1,874.8	136.8	7.3	383.2	71.9	548.1	11.7	273.9	28.5	3,336.2
Benefits due to the interruption in the exercise of the position	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	3,121.9	—	—	—	—	1,865.2	—	440.2	—	5,427.3

Total compensation	15,863.7	4,900.1	127.9	8,155.4	1,741.7	10,328.8	282.9	3,564.1	855.5	45,820.1

	Statutory Officers – 2017
(in thousands of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	5,791.1	3,027.6	128.5	4,960.9	1,141.9	4,203.0	186.1	1,879.3	496.3	21,814.7
Salary	2,870.5	1,451.2	70.2	2,654.5	693.5	2,179.3	112.7	1,108.6	309.2	11,449.7
Direct and indirect benefits	2,920.6	1,576.4	58.3	2,306.4	448.4	2,023.7	73.4	770.7	187.1	10,365.0
Variable compensation	1,687.1	1,374.1	—	4,291.2	776.6	805.2	126.1	1,244.9	346.2	10,651.4
Profit sharing	4,916.4	1,374.1	—	4,291.2	776.6	4,034.5	126.1	1,244.9	346.2	17,110.0
Others	-3,229.3	—	—	—	—	-3,229.3	—	—	—	-6,458.6
Post-retirement benefit	-363.7	169.1	0.0	276.5	0.0	472.4	34.9	165.2	341.6	1,096.0
Benefits due to the interruption in the exercise of the position	7,996.9	—	—	276.7	—	520.3	—	—	—	8,793.9
Stock-based compensation	529.9	—	—	—	—	527.8	—	340.8	—	1,398.5

Total compensation	15,641.3	4,570.8	128.5	9,805.3	1,918.5	6,528.7	347.1	3,630.2	1,184.1	43,754.5

	Statutory Officers – 2018
(in thousands of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	4,593.6	1,969.6	141.3	4,276.8	1,156.2	3,489.6	206.5	1,991.9	1,285.7	19,111.2
Salary	2,579.2	1,120.0	70.2	2,669.0	697.5	2,161.5	113.3	1,118.0	650.8	11,179.6
Direct and indirect benefits	2,014.4	849.6	71.0	1,607.7	458.8	1,328.1	93.2	873.9	634.9	7,931.6
Variable compensation	1,931.9	771.5	0.0	2,265.1	1,302.6	2,579.1	211.6	1,148.0	616.9	10,826.9
Profit sharing	1,931.9	771.5	0.0	2,265.1	1,302.6	2,579.1	211.6	1,148.0	616.9	10,826.9
Others
Post-retirement benefit	325.7	141.0	7.3	259.9	71.1	215.5	11.5	107.9	83.4	1,223.2
Benefits due to the interruption in the exercise of the position	356.5	356.5	0.0	0.0	0.0	0.0	0.0	0.0	192.0	905.1
Stock-based compensation	628.1	0.0	0.0	0.0	0.0	469.1	0.0	166.7	142.7	1,406.6

Total compensation	7,835.9	3,238.6	148.5	6,801.8	2,530.0	6,753.3	429.7	3,414.5	2,320.6	33,472.9

13.16 – Other information deemed relevant by the issuer

The Company has no other information to report that it deems relevant.

GLOSSARY

GLOSSARY

References in the items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

“AGM” are to Annual General Meeting;

“ALE” or “ALESAT” are to Alesat Combustíveis S.A.;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian

Association of Vehicle Producers;

“ABRAFARMA” are to Associação Brasileira de Farmácias e Drogarias, the Brazilian Association of Pharmacies and Drugstores;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“B3” are to the B3 S.A. — Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian antitrust regulation agency;

“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

“Chevron” are to Chevron Brasil Lubrificantes Ltda.;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A.;

“CSLL” are to Contribuição Social sobre o Lucro Líquido;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“E/AGM” are to Extraordinary and Annual General Meeting;

“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

“FGTS” are to Fundo de Garantia do Tempo de Serviço;

“GDP” are to Gross Domestic Product;

“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

“Iconic” are to Iconic Lubrificantes S.A.;

“IFRS” are to International Financial Reporting Standards;

“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

“IPCA” are to National Wide Consumer Prices Index;

“IpiLubs” are to Ipiranga Lubrificantes S.A.;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“IRPJ” are to corporate income tax;

“Liquigás” are to Liquigás Distribuidora S.A.;

“LPG” are to liquefied petroleum gas;

“LPG International” are to LPG International Inc.;

“NGV” are to natural gas vehicle;

“Note” or “Notes” are to Notes to the Consolidated Financial Statements of Ultrapar for the year ended December 31, 2018;

“OPEC” are to Organization of the Petroleum Expor ting Countries;

“OPEC+” are to Organization of the Petroleum Exporting Countries and others producers that are not part of the group;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“TJLP” are to long term interest rate;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG and;

“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar.

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [ nationality ], [ civil status ], [ occupation ], bearer of the identity document, number [•] [ issuing entity ], resident and domiciled at [ full address ] or [ legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•] ] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact ANDRÉ BRICKMANN ARENO, brazilian, married, lawyer, national identity card RG nr. 268278088, issued by SSP/SP, with professional identity card OAB/SP nr. 147926-1, and enrolled at the Taxpayers Register CPF/MF under nr. 247.847.158-08; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/MF under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; CONRADO MACIEL ROLIZ, Brazilian, single, lawyer, national identity RG nr. 21.421.065-0-DETRAN/RJ, professional identity card OAB/SP under nr. 174.296 and enrolled at the Taxpayers Register CPF/MF under nr. 115.165.517-10; and AMANDA MACEDO LEMOS, Brazilian, single, lawyer, national identity RG nr. 42.325.690-7-SSP/SP, professional identity card OAB/SP under nr. 391.466 and enrolled at the Taxpayers Register CPF/MF under nr. 415.145.028-95, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/MF) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Extraordinary and Ordinary General Meeting to be held at 2:00 p.m., on April, 10, 2019, at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Extraordinary and Ordinary General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

In Extraordinary General Meeting:

(1)	To decide on the following amendments to the Company’s Bylaws as shown in the Management Proposal:

(A)	adaptation of the statutory provisions pursuant to the Novo Mercado Regulations, effective since January 02, 2018.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(B)	modification of the maximum number of members on the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(C)	modification of the duties of the management bodies for the purpose of optimizing the Company’s decision-making and governance procedures.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(D)	creation of a strategy committee of the Board of Directors and the standardization of the provisions common to all the statutory committees of the Board of Directors’.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(E)

simplify the wording of statutory provisions through the elimination of content replicated from the legislation and regulations in effect or through adjusting the Corporate Bylaws to the legal text, as well as formal adjustments of renumbering and cross references, when applicable.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(2)

To approve the stock split of the common shares issued by the Company at the ratio of one existing share for 2 (two) shares of the same class and type and the consequent amendment of the caption sentence to Article 5 and Article 6 of the Corporate Bylaws, in order to reflect the new number of the shares in which the capital stock is divided, and the new authorized capital stock of the company:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(3)	To approve the consolidation of the Corporate Bylaws in order to reflect the amendments proposed in the foregoing items:

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

In Annual General Meeting:

(1)

The examination and approval of the Management report and accounts as well as the financial statements for the fiscal year ended on December 31, 2018 in addition to the report of the Independent Auditors and the opinion of the Fiscal Council.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(2)	The allocation of net income for the fiscal year ended December 31, 2018.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(3)	The number of members to be elected to the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(4)

With respect to the election of the Company’s Board of Directors, to exercise the vote of the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally among all members of the slate.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(5)	The election of the members of the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(6)	The setting of Management compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(7)

The election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Article 161 to Law 6,404/76 and CVM Instruction 324/00.

Membro Efetivo	Membro Suplente
Marcelo Amaral Moraes	Pedro Ozires Predeus
Geraldo Toffanello	Márcio Augustus Ribeiro
William Bezerra Cavalcanti Filho	Paulo Cesar Pascotini

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(8)	Considering the item above, to approve the compensation of the Fiscal Council for fiscal year 2019.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Extraordinary and Annual General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

The present instrument is valid until April 11, 2019.

[day] [ Month ] 2019.

[ Shareholder ]

DISTANCE VOTING BALLOT

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING – ULTRAPAR PARTICIPAÇÕES

S.A. of 04/10/2019

Name:
Shareholder’s CNPJ or CPF:
E-mail address:

Filling instructions

This form for the Extraordinary General Shareholders’ meeting (“Shareholders’ Meeting”) shall be filled if the shareholder chooses to exercise its voting rights remotely, pursuant to CVM Instruction 481/09.

In this case, it is mandatory that the fields above are filled with the shareholder’s full name (or corporate name) and the Corporate or Individual Taxpayers’ Number at the Ministry of Finance (CNPJ/ME and CPF/ME), with an e-mail address for eventual contact.

In order for this voting form to be valid and the votes hereby given to be accounted at the Extraordinary General Shareholders’ Meeting quorum, the following instructions shall be fulfilled:

•  The fields of this form must be duly filled;

•  Every page of this form must be initialed;

•  The shareholder or its legal representative(s), as the case may be and under legislation in force, must sign the form;

Once the form and the required documentation is received, the Company will notify the shareholder about its receipt and whether it was accepted or not within three business days, under CVM Instruction 481/09. If the voting form is not fully filled or it is not accompanied by the supporting documents, the form will be disregarded and the shareholder will be informed through the e-mail provided.

The remote voting form and other supporting documents shall be filed at the Company up to 7 days from the Shareholders’ Meeting date, that is, until 04/03/19 included. Forms received by the Company after such date will not be considered.

The “Shareholders’ Meeting Manual” and the “Management Proposal” referred to in this form are available at the Company’s headquarters, in the Company’s website (ri.ultra.com.br), in CVM’s website (www.cvm.gov.br) and in B3 – Brasil, Bolsa, Balcão website (www.b3.com.br).

Delivery guidance

The shareholder who chooses to exercise his/her/its voting right remotely may:

A. Submit the form directly to the Company

In order to do so, he/she/it shall submit the following documents:

•  Original copy of this form duly filled, with all pages initialed and signed in the end, according the filling out instructions mentioned above;

•  Certified copy of the following documents:

Individuals:

(i) ID card with shareholder’s picture (RG, foreigner’s identity card – RNE, driver’s license – CNH or professional class identification cards that are officially recognized);

(ii)  If attorney-in-fact, ID with his/her picture and power of attorney.

Legal entities:

(i) Consolidated articles of incorporation or articles of organization and corporate acts evidencing the representation powers (minute of officers’ election and/or power of attorney);

(ii)  ID card with the legal representative(s)’s picture (RG, foreigner’s identity card—RNE, driver’s license – CNH or professional class identification cards that are officially recognized)

(iii)  In the event of attorney-in-fact, ID card with his/her/its picture and power of attorney.

Investment funds:

Shareholders constituted as Investment funds shall submit to the Company, within the same deadline referred to in item A above, the following documents:

(i) Evidence of fund’s manager capacity conferred upon individual or legal entity representing it at the Extraordinary General Shareholders Meeting (ESM) or power of attorney granting such powers;

(ii)  Corporate act of legal entity manager conferring powers to the representative attending the ESM or to whomever he/she/it has granted the power of attorney;

(iii)  If the representative or the attorney-in-fact is a legal entity, the same documents listed in paragraph ii of this item shall be submitted.

B. Voting exercise through service providers

The shareholder who chooses to exercise his/her/its voting right remotely through service providers shall contact his/her/its custodians or the bookkeeping institution of the Company, whether or not his/her/its shares are deposited in central depositary, in compliance with the rules determined by them to submit the voting instructions.

For further information, please check the Management Proposal and the Shareholders’ Meeting Manual available at ri.ultra.com.br.

Postal and e-mail address for submission of remote voting form, if the shareholder wishes to deliver the document directly to the company

Address: Avenida Brigadeiro Luís Antônio, 1343, 8th floor, Bela Vista CEP 01317-910

São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

E-mail: Invest@ultra.com.br

The shareholder may, if preferable, submit electronic copies of this form and the documents to the Company’s e-mail address, provided that the original copy of the voting form and the certified copies of the required documents are also sent to the Company in the address mentioned above until 04/03/19 included.

Appointment of institution hired by the company to provide the securities bookkeeping services, with name, physical and electronic address and telephone

Itaú Corretora de Valores

Address: Rua Ururaí, 111, Prédio B, Térreo, Tatuapé

CEP 03084-010

São Paulo/SP – Brazil

Service channel for shareholders

(11) 3003-9285 (capitals and metropolitan regions)

0800 7209285 (other locations)

Business days from 9h to 18h

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Shareholders’ Meeting

Simple Resolution

1. To decide on the following amendments to the Company’s Bylaws as described in the Management Proposal disclosed to the market on this date:

adaptation of the statutory provisions pursuant to the New Market Regulation, effective since January 02, 2018.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

2. To decide on the following amendments to the Company’s Bylaws as described in the Management Proposal disclosed to the market on this date:

adapt modification of the maximum number of members of the Board of Directors.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

3. To decide on the following amendments to the Company’s Bylaws as described in the Management Proposal disclosed to the market on this date:

modification of the duties of the management bodies for the purpose of optimizing the Company’s decision-making and governance procedures.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

4. To decide on the following amendments to the Company’s Bylaws as described in the Management Proposal disclosed to the market on this date:

creation of a strategy committee of the Board of Directors and the standardization of the provisions common to all the statutory committees of the Board of Directors.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

5. To decide on the following amendments to the Company’s Bylaws as described in the Management Proposal disclosed to the market on this date:

simplify the wording of statutory provisions through the elimination of content replicated from the legislation and regulations in effect or through adjusting the Bylaws to the legal text, as well as formal adjustments of renumbering and cross references, when applicable.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

6. To approve the stock split of the common shares issued by the Company at the ratio of one existing share for 2 (two) shares of the same class and type and the consequent amendment of the to Article 5 and Article 6 of the Bylaws, in order to reflect the new number of the shares in which the capital stock is divided, and the new authorized capital stock of the Company.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 7. To approve the consolidation of the Bylaws in order to reflect the amendments proposed in the foregoing items. [ ] Approve [ ] Decline [ ] Abstain

Signature:

E-mail:

City:

REMOTE VOTING FORM

ANNUAL GENERAL SHAREHOLDERS’ MEETING—ULTRAPAR PARTICIPACOES S.A. of 04/10/2019

Name:
Shareholder’s CNPJ or CPF:
E-mail address:

Filling instructions

This form for the Annual General Shareholders’ meeting (“Shareholders’ Meeting”) shall be filled if the shareholder chooses to exercise its voting rights remotely, pursuant to CVM Instruction 481/09.

In this case, it is mandatory that the fields above are filled with the shareholder’s full name (or corporate name) and the Corporate or Individual Taxpayers’ Number at the Ministry of Finance (CNPJ/ME and CPF/ME), with an e-mail address for eventual contact.

In order for this voting form to be valid and the votes hereby given to be accounted at the Annual General Shareholders’ Meeting quorum, the following instructions shall be fulfilled:

•  The fields of this form must be duly filled;

•  Every page of this form must be initialed;

•  The shareholder or its legal representative(s), as the case may be and under legislation in force, must sign the form;

Once the form and the required documentation is received, the Company will notify the shareholder about its receipt and whether it was accepted or not within three business days, under CVM Instruction 481/09. If the voting form is not fully filled or it is not accompanied by the supporting documents, the form will be disregarded and the shareholder will be informed through the e-mail provided.

The remote voting form and other supporting documents shall be filed at the Company up to 7 days from the Shareholders’ Meeting date, that is, until 04/05/19. Forms received by the Company after such date will not be considered.

The “Shareholders’ Meeting Manual” and the “Management Proposal” referred to in this form are available at the Company’s headquarters, in the Company’s website (ri.ultra.com.br), in CVM’s website (www.cvm.gov.br) and in B3 – Brasil, Bolsa, Balcão website (www.b3.com.br).

Delivery guidance

The shareholder who chooses to exercise his/her/its voting right remotely may:

A. Submit the form directly to the Company

In order to do so, he/she/it shall submit the following documents:

•  Original copy of this form duly filled, with all pages initialed and signed in the end, according the filling out instructions mentioned above;

•  Certified copy of the following documents:

Individuals:

(i) ID card with shareholder’s picture (RG, foreigner’s identity card – RNE, driver’s license – CNH or professional class identification cards that are officially recognized);

(ii)  If attorney-in-fact, ID with his/her picture and power of attorney.

Legal entities:

(i) Consolidated articles of incorporation or articles of organization and corporate acts evidencing the representation powers (minute of officers’ election and/or power of attorney);

(ii)  ID card with the legal representative(s)’s picture (RG, foreigner’s identity card—RNE, driver’s license – CNH or professional class identification cards that are officially recognized)

(iii)  In the event of attorney-in-fact, ID card with his/her/its picture and power of attorney.

Investment funds:

Shareholders constituted as Investment funds shall submit to the Company, within the same deadline referred to in item A above, the following documents:

(i) Evidence of fund’s manager capacity conferred upon individual or legal entity representing it at the Annual General Shareholders Meeting (GSM) or power of attorney granting such powers;

(ii)  Corporate act of legal entity manager conferring powers to the representative attending the GSM or to whomever he/she/it has granted the power of attorney;

(iii)  If the representative or the attorney-in-fact is a legal entity, the same documents listed in paragraph ii of this item shall be submitted.

B. Voting exercise through service providers

The shareholder who chooses to exercise his/her/its voting right remotely through service providers shall contact his/her/its custodians or the bookkeeping institution of the Company, whether or not his/her/its shares are deposited in central depositary, in compliance with the rules determined by them to submit the voting instructions.

For further information, please check the Management Proposal and the Shareholders’ Meeting Manual available at ri.ultra.com.br.

Postal and e-mail address for submission of remote voting form, if the shareholder wishes to deliver the document directly to the company

Address: Avenida Brigadeiro Luís Antônio, 1343, 8th floor, Bela Vista CEP 01317-910

São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

E-mail: Invest@ultra.com.br

The shareholder may, if preferable, submit electronic copies of this form and the documents to the Company’s e-mail address, provided that the original copy of the voting form and the certified copies of the required documents are also sent to the Company in the address mentioned above until 04/05/19.

Appointment of institution hired by the company to provide the securities bookkeeping services, with name, physical and electronic address and telephone

Itaú Corretora de Valores

Address: Rua Ururaí, 111, Prédio B, Térreo, Tatuapé

CEP 03084-010

São Paulo/SP – Brazil

Service channel for shareholders

(11) 3003-9285 (capitals and metropolitan regions)

0800 7209285 (other locations)

Business days from 9h to 18h

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Matters related to the Shareholders’ Meeting

Simple Resolution

1. The examination and approval of the Management report and accounts as well as the financial statements for the fiscal year ended on December 31, 2018 in addition to the report of the Independent Auditors and the opinion of the Fiscal Council.

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 2. To approve the allocation of net income for the fiscal year ended December 31, 2018. [ ] Approve [ ] Decline [ ] Abstain
Simple Resolution 3. To approve the number of members to be elected to the Board of Directors. [ ] Approve [ ] Decline [ ] Abstain

Simple Resolution

4. With respect to the election of the Company’s Board of Directors, to exercise the vote of the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally among all members of the slate.

[ ] Approve [ ] Decline [ ] Abstain

Election of board of directors by a single slate

5. Appointment of all the names comprising the slate – sole slate

- PEDRO WONGTSCHOWSKI

- LUCIO DE CASTRO ANDRADE FILHO

- ALEXANDRE GONÇALVES SILVA

- JORGE MARQUES DE TOLEDO CAMARGO

- JOSÉ MAURÍCIO PEREIRA COELHO

- NILDEMAR SECCHES

- FLAVIA BUARQUE DE ALMEIDA

- JOAQUIM PEDRO MONTEIRO DE CARVALHO COLLOR DE MELLO

- JOSÉ GALLÓ

- ANA PAULA VITALI JANES VESCOVI

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 6. To approve the setting of Management compensation [ ] Approve [ ] Decline [ ] Abstain

Election of the members of the Fiscal Council – Limit of vacancies to be filled: 3

7. To approve the election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Article 161 to Law 6.404/76 and CVM Instruction 324/00.

Candidates proposed by the Management:

MARCELO AMARAL MORAES (EFFECTIVE) / PEDRO OZIRES PREDEUS (ALTERNATE)

[ ] Approve [ ] Decline [ ] Abstain

GERALDO TOFFANELLO (EFFECTIVE) / MARCIO AUGUSTUS RIBEIRO (ALTERNATE)

[ ] Approve [ ] Decline [ ] Abstain

WILLIAM BEZERRA CAVALCANTI FILHO (EFFECTIVE) / PAULO CESAR PASCOTINI (ALTERNATE)

[ ] Approve [ ] Decline [ ] Abstain

Simple Resolution 8. Considering the item above, to approve the compensation of the Fiscal Council for fiscal year 2019. [ ] Approve [ ] Decline [ ] Abstain

Signature:

E-mail:

City:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Board of Directors minutes, Shareholders’ Meeting Manual, Remote voting form – Extraordinary Shareholders’ Meeting and Remote voting form – Annual General Shareholders’ Meeting)